UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Compound Projects, LLC

Legal status of issuer

Form
LLC

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 23, 2019

Physical address of issuer
335 Madison Avenue, 16th Floor, New York, NY 10017

Website of issuer
www.getcompound.com

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Membership Interest

Target number of Securities to be offered
10,000

Price (or method for determining price)
$6.45

Target offering amount
$64,500

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
 Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$193,500

Deadline to reach the target offering amount
August 31, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (2019)	**Prior fiscal year-end (2018)**
Total Assets	$65,587	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$65,587	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

By: Compound Asset Management, LLC, Managing Member

/s/Janine Yorio
_____
(Signature)

Janine Yorio
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

By: Compound Asset Management, LLC, Managing Member

/s/Janine Yorio
_____
(Signature)

Janine Yorio
_____
(Name)

Chief Executive Officer
_____
(Title)

June 10, 2020
_____
(Date)

/s/Janine Yorio
_____
(Signature)

Janine Yorio
_____
(Name)

Chief Executive Officer
_____
(Title)

June 10, 2020
_____
(Date)

/s/ Jesse Stein
_____
(Signature)

Jesse Stein
_____
(Name)

Chief Operating Officer (Principal Financial Officer and
Principal Accounting Officer)
_____
(Title)

June 10, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: LLC Agreement
EXHIBIT G: Series #44 East Designation
EXHIBIT H: Purchase and Sale Agreement

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

EXHIBITS 6

SUMMARY 10

    The Business 10

    The Offering...10

RISK FACTORS 12

BUSINESS..31

Investment Company Act Considerations 36

USE OF PROCEEDS 40

DIRECTORS, OFFICERS, AND MANAGERS 40

    Employees 41

CAPITALIZATION AND OWNERSHIP 41

    Capitalization 41

THE OFFERING AND THE SECURITIES 42

    The Offering...42

    The Securities...43

TAX MATTERS 51

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 51

    EXHIBIT B 52

    EXHIBIT C 55

    EXHIBIT D 56

    EXHIBIT E 57

June 10, 2020

Compound Projects, LLC

compound.

Up to $193,500 of Series #44 East Membership Interests

Compound Projects, LLC, a Delaware series limited liability company, the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $193,500 worth of Series #44 East membership interests (which we sometimes refer to as the "Series #44 East Interests") of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "**Investors**". The minimum target offering is $64,500 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $193,500 from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $64,500 by August 31, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

As a Delaware series limited liability company, the Company was formed to permit public investment in individual real estate properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability company interests, or "Series", that we intend to establish. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. We intend for each Series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial public offering of membership interests of such Series.

We are only offering membership interests in the Series #44 East of the Company, which represent limited liability company interests in the Series #44 East of the Company. The Securities represent an investment solely in the Series #44 East and, thus, indirectly in the property that will be owned by that Series (the "**Series #44 East Property**" or, the "**Property**"). The Securities do not represent an investment in the Company or the Manager. We do not anticipate that the Series #44 East will own anything other than the Series #44 East Property. We currently anticipate that the operations of the Company, including the formation of additional Series and the corresponding acquisition of additional properties, will benefit Investors by allowing Investors to build a diversified portfolio of investments.

Other series of Compound Projects, LLC may be offering their own securities at the same time as we are under the Regulation CF rules. In no event will the total amount offered or sold under Regulation CF by us or our other series of Compound Projects, LLC, exceed $1,070,000 during any 12-month period preceding such offers or sales.

The Manager

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the "**Manager**" or "**Managing Member**"). Pursuant to the terms of the Company's limited liability operating agreement (the "**Operating Agreement**"), the Manager will provide certain management and advisory services to the Company and to each of its series and their subsidiaries, as well as management team and appropriate support personnel. The Manager is a wholly owned subsidiary of Republic Compound LLC ("**Republic Real Estate**"), a privately held company that commenced operations after acquiring substantially all of the assets of Compound Asset Management, Inc. in June of 2020. While Republic Real Estate commenced operations in June of 2020, its predecessor, which has the same management as Republic Real Estate, commenced operations in February of 2018.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.getcompound.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/44-east
.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Compound Projects, LLC is a Delaware series limited liability company formed on September 23, 2019.

The Company is located at 335 Madison Avenue, 16th Floor, New York, NY 10017.

The Company's website is www.getcompound.com.

The Company conducts business in New York State.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/44-East and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of membership interests being offered	10,000
Total units of membership interests (outstanding after Offering (if minimum amount reached)	10,000[1]
Maximum amount of membership interests being offered	30,000
Total units of membership interests outstanding after Offering (if maximum amount reached)	30,000[1]
Purchase price per Security	$6.45[2]
Minimum investment amount per investor	$258.00[3]
Offering deadline	August 31, 2020
Use of proceeds	See the description of the use of proceeds on page 44 hereof.
Voting Rights	See the description of the voting rights on page 43.

(1) The total number of membership interests outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

(2) The purchase price per Security was calculated by dividing the sum of (i) the total capitalization required to purchase the Series #44 East Property ($645,000) including offering and acquisition expenses and capital reserves and (ii) the value of the Securities that the Intermediary will receive as part of their fee, divided by the number of Series #44 East Interests that have been authorized (100,000). For simplicity, we have rounded the price to $6.45.

(3) Subject to adjustment in the Company's sole discretion.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "**Intermediary**"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount (2)	$258.00	$15.48	$242.52
Aggregate Target Offering Amount	$64,500	$3,870	$60,630
Aggregate Maximum Offering Amount	$193,500	$11,610	$181,890

(1)   The Intermediary will also receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(2)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

An investment in our membership interests involves risks. In addition to other information contained elsewhere in this offering circular, you should carefully consider the following risks before acquiring our membership interests offered by this offering circular. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Interests and the market price of our Interests, which could cause you to lose all or some of your investment in our Interests. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements."

Risks relating to the structure, operation and performance of our Company

Both we and the Manager are newly formed entities with limited operating history, which makes our future performance difficult to predict.

Both we and the Manager are newly formed entities and have limited operating history. You should consider an investment in our Interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. To be successful in this market, we and the Manager must, among other things:

- identify and acquire real estate assets consistent with our investment strategies;

- increase awareness of our name within the investment products market;

- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; and

- build and expand our operations structure to support our business.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

An investment in an Offering constitutes only an investment in that Series and not in the Company or directly in any Property.

An Investor in an Offering will acquire an ownership interest in the Series related to that Offering and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series, (iii) the Manager, (iv) directly in a Property associated with the Series or any Property owned by any other Series. This results in limited voting rights of the Investor, which are solely related to a particular Series, and are further limited by the Operating Agreement, described further herein. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of the Interest Holders and removal of the Manager for "cause." The Manager thus retains significant control over the management of the Company, each Series and the Property. Furthermore, because the Interests in a Series do not constitute an investment in the Company as a whole, holders of the Interests in a Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in a Property.

Each of our Company's Series will hold an interest in a single property, a non-diversified investment.

We intend for each of our Series, through its subsidiaries, to own and operate a single Property. Each Series' return on its investment will depend on the revenues generated by such Property and the appreciation of the value of the Property over time. These, in turn, are determined by such factors as national and local economic cycles and conditions, financial markets and the economy, competition from existing properties as well as future properties and government regulation (such as tax and building code charges). The value of a Property may decline substantially after a Series purchases its interest in it.

There is currently no trading market for our securities. An active market in which investors can resell their Interests may not develop.

There is currently no public trading market for any Interests, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Accordingly, you may have no liquidity for your

Interests, particularly if the Property in respect of that Interest is never sold. Even if a public or private market does develop, the market price of the Interests could decline below the amount you paid for your Interests.

There may be state law restrictions on an Investor's ability to sell the Interests.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Interests. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Interests. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Series or future proposed Series.

Due to the start-up nature of the Company and the Manager, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Series or future proposed Series. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring additional properties through the issuance of further Series Interests and monetizing them to generate distributions for Investors. In addition, if the Company is unable to raise funding for additional Series, this may impact any Investors already holding Interests as they will not see the benefits which arise from economies of scale following the acquisition by other Series of additional Properties.

We may not be able to control our operating costs or our expenses may remain constant or increase, even if our revenues do not increase, causing our results of operations to be adversely affected.

Factors that may adversely affect our ability to control operating costs include the need to pay for insurance and other operating costs, including real estate taxes, which could increase over time, the need periodically to repair, renovate and re-lease space, the cost of compliance with governmental regulation, including zoning, environmental and tax laws, the potential for liability under applicable laws, interest rate levels, principal loan amounts and the availability of financing. If our operating costs increase as a result of any of the foregoing factors, our results of operations may be adversely affected.

The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from a property. As a result, if revenues decline, we may not be able to reduce our expenses accordingly. Costs associated with real estate investments, such as real estate taxes, insurance, loan payments and maintenance, generally will not be reduced even if a property is not fully occupied or other circumstances cause our revenues to decrease. If we are unable to decrease operating costs when demand for our properties decreases and our revenues decline, our financial condition, results of operations and our ability to make distributions to our Investors may be adversely affected.

Competition could limit our ability to acquire attractive investment opportunities and increase the costs of those opportunities which may adversely affect us, including our profitability, and impede our growth

The real estate market is highly competitive. We will compete with other entities engaged in real estate investment activities to locate suitable properties to acquire and purchasers for our properties. These competitors will include REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships and individual investors. Some of these competitors have substantially greater marketing and financial resources than we will have and generally may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of tenants. In addition, these same entities seek financing through similar channels to our Company. This competition could increase prices for properties of the type we may pursue and adversely affect our profitability and impede our growth.

Competition may impede our ability to attract or retain tenants or re-lease space, which could adversely affect our results of operations and cash flow.

The leasing of residential real estate is highly competitive. We will compete based on a number of factors that include location, rental rates, security, suitability of a property's design to prospective tenants' needs and the manner in which a property is operated and marketed. The number of competing properties could have a material effect on our occupancy levels, rental rates and on the operating expenses of certain of our properties. If other lessors and developers of similar spaces in our markets offer leases at prices comparable to or less than the prices we offer on the properties we acquire, we may be unable to attract or retain tenants or re-lease space in our properties, which could adversely affect our results of operations and cash flow.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact the residential real estate market, which could hinder our ability to implement our business strategy and generate returns to you.

The success of our business is significantly related to general economic conditions and, accordingly, our business could be harmed by an economic slowdown and downturn in real estate asset values. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for real estate, declining real estate values, or the public perception that any of these events may occur, may result in a general decline in acquisition, disposition and leasing activity, as well as a general decline in the value of real estate and in rents, which in turn would reduce the value of our Interests.

During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values or rents. Further, as a result of our target leverage, our exposure to adverse general economic conditions will be heightened.

All the conditions described above could adversely impact our business performance and profitability, which could result in our failure to make distributions to our investors and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or other obligations under secured loans, the lenders will be entitled to proceed against the collateral granted to them to secure the debt owed.

You may be more likely to sustain a loss on your investment because the Manager does not have as strong an economic incentive to avoid losses as do managers who have made significant equity investments in their companies.

Because it has not made a significant equity investment in our Company, the Manager will have little exposure to loss in the value of a Series' Interests. Without this exposure, our investors may be at a greater risk of loss because the Manager does not have as much to lose from a decrease in the value of our Interests as do those Managers who make more significant equity investments in their companies.

Any adverse changes in the Manager's financial health or our relationship with the Manager or its affiliates could hinder our operating performance and the return on your investment.

The Manager will utilize the Manager's personnel to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay distributions to our Investors is dependent upon the performance of the Manager and its affiliates as well as the Manager's real estate professionals in the identification and acquisition of investments, the management of our assets and operation of our day-to-day activities. Any adverse changes in the Manager's financial condition or our relationship with the Manager could hinder the Manager's ability to successfully manage our operations and our Properties.

Compliance with governmental laws, regulations and covenants that are applicable to our residential properties may adversely affect our business and growth strategies.

Residential rental properties are subject to various covenants, local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers, may restrict our use of our residential properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our residential properties, including prior to acquiring any of our residential properties or when undertaking renovations. Among other things, these restrictions may relate to fire and safety, seismic, asbestos-cleanup or hazardous material abatement requirements. We cannot assure you that existing regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional costs. Our business and growth strategies may be materially and adversely affected by our ability to obtain permits, licenses and zoning approvals. Our failure to obtain such permits, licenses and zoning approvals could have a material adverse effect on us and cause the value of our Interests to decline.

If the Company's series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same Series as them.

The Company is structured as a Delaware series limited liability company that issues membership interests in a separate Series for each Property. Each Series will merely be a separate Series and not a separate legal entity. Under the Delaware Limited Liability Company Act (the "LLC Act"), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of Investors holding membership interests in one Series is segregated from the liability of Investors holding membership interests in another Series and the assets of one Series are not available to satisfy the liabilities of other Series. Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation. If the Company's series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same Series membership interests as them. Furthermore, while we intend to maintain separate and distinct records for each Series and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a Series to the liabilities of another Series. The consequence of this is that Investors may have to bear higher than anticipated expenses which would adversely affect the value of their membership interests or the likelihood of any distributions being made by a particular Series to its Investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the Company generally where the assets of such other Series or of the Company generally are insufficient to meet our liabilities.

Risks Relating to the Offerings

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Funds from purchasers accompanying subscriptions for the membership interests will not accrue interest while in escrow.

The funds paid by an Investor for membership interests will be held in a non-interest-bearing escrow account until the admission of the subscriber as an Investor in the applicable Series, if such subscription is accepted. Purchasers will not have the use of such funds or receive interest thereon pending the completion of the Offering. No subscriptions will be accepted, and no membership interests will be sold unless valid subscriptions for the Offering are received and accepted prior to the termination of the applicable Offering. If we terminate an Offering prior to accepting a subscriber's subscription, escrowed funds will be returned promptly, without interest or deduction, to the proposed Investor.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable

state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager may be forced to liquidate and wind up each Series or rescind the Offerings for any of the Series or the offering for any other.

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the Manager is not and will not be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act") and the membership interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company, the Manager has taken the position that the Properties are not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company's assets will consist of less than 40% investment securities under the Investment Company Act and the Manager is not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager may be forced to liquidate and wind up each Series or rescind the Offerings for any of the Series or the offering for any other Series.

Possible Changes in Federal Tax Laws.

The Code is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any Series of the Company would be limited to prospective effect. For instance, prior to effectiveness of the Tax Cuts and Jobs Act of 2017, an exchange of the membership interests of one Series for another might have been a non-taxable 'like-kind exchange' transaction, while transactions now only qualify for that treatment with respect to real property. Accordingly, the ultimate effect on an Investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

There is no market for the Securities and transfers of the Securities will be subject to material restrictions.

An investment in the Company will require a long-term commitment. The Securities have not been registered under the Securities Act or any state securities laws and are subject to substantial restrictions on transfer and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. There will be no trading market for any of the Securities and none is expected to develop in the foreseeable future. The Securities may not be sold, pledged or otherwise transferred without registration under the Securities Act and applicable state securities laws or an exemption therefrom. In addition, the Securities <u>are</u> subject to further substantial restrictions on transfer set forth in the Operating Agreement.

Risks Related to Conflicts of membership interest

We are dependent on the Manager and its affiliates and their key personnel who provide services to us through the Operating Agreement, and we may not find a suitable replacement if the Operating Agreement is terminated, or if key personnel leave or otherwise become unavailable to us, which could have a material adverse effect on our performance.

We do not expect to have any employees and we are completely reliant on the Manager to provide us with investment and advisory services. We expect to benefit from the personnel, relationships and experience of the Manager's executive team and other personnel and investors of Compound and expect to benefit from the same highly experienced personnel and resources we need for the implementation and execution of our investment strategy. Each of our executive officers will also serve as an officer of Compound. The Manager will have significant discretion as to the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success will depend to a significant extent upon the efforts, experience, diligence, skill and relationships of the executive officers and key personnel of the Manager. The executive officers and key personnel of the Manager will evaluate, negotiate, close and monitor our Properties. Our success will depend on their continued service.

In addition, we offer no assurance that the Manager will remain the Manager or that we will continue to have access to the Manager's principals and professionals. If the Operating Agreement is terminated and no suitable replacement is found to manage us, our ability to execute our business plan will be negatively impacted.

The ability of the Manager and its officers and other personnel to engage in other business activities, including managing other similar companies, may reduce the time the Manager spends managing the business of our Company and may result in certain conflicts of interest.

Certain of the Manager's officers also serve or may serve as officers or employees of Republic Real Estate which intends to be involved in additional business activities outside of the Company. These other business activities may reduce the time these persons spend managing our business. Further, if and when there are turbulent conditions in the real estate markets or distress in the credit markets or other times when we will need focused support and assistance from the Manager, the attention of the Manager's personnel and our executive officers and the resources of Republic Real Estate may also be required by the additional business activities. In such situations, we may not receive the level of support and assistance that we may receive if we were internally managed or if we were not managed by the Manager. In addition, these persons may have obligations to those entities, the fulfillment of which might not be in the best interests of us, or any of our Investors. Our officers and the Manager may face conflicts of interest in allocating sale, financing, leasing and other business opportunities among the real properties owned by the companies.

The terms of the Operating Agreement make it so that it may adversely affect our inclination to end our relationship with the Manager.

Under the terms of the Operating Agreement, we may terminate the Manger for "cause" following an affirmative vote of two-thirds of the Company's Investors. The term "cause" is limited to those circumstances described under "The Manager and the Operating Agreement-Term and Removal of the Manager" which include certain material breaches, certain acts constituting fraud, misappropriation of funds, embezzlement and gross negligence, certain bankruptcy matters and the dissolution of the Manager. Unsatisfactory financial performance does not constitute "cause" under the Operating Agreement. These provisions make it difficult to end the Company's relationship with the Manager, even if we believe the Manager's performance is not satisfactory.

The Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

The Operating Agreement provides that Compound Asset Management, LLC, the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our Investors and will not be subject to any different standards imposed by our bylaws, or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

There are conflicts of interest among us, the Manager and its affiliates.

Each of our executive officers is an executive officer of the Manager, which is wholly owned by Republic Real Estate. All the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's-length negotiations. Some of the conflicts inherent in the Company's transactions with the Manager and its affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than us, these actions could have a negative impact on our financial performance and, consequently, on distributions to Investors and the value of our membership interests.

The Operating Agreement provides the Manager with broad powers and authority which may exacerbate the existing conflicts of interest among your interests and those of the Manager, its executive officers and its other affiliates. Potential conflicts of interest include, but are not limited to, the following:

- the Manager, its executive officers and its other affiliates may continue to offer other real estate investment opportunities, including other equity offerings similar to this offering, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

● the Manager, its executive officers and its other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits or fees or other compensation from any other business owned and operated by the Manager, its executive officers and/or its other affiliates for their own benefit;

● we may engage the Manager or affiliates of the Manager to perform services at prevailing market rates. Prevailing market rates are determined by the Manager based on industry standards and expectations of what the Manager would be able to negotiate with third party on an arm's length basis; and

● the Manager, its executive officers and its other affiliates are not required to devote all of their time and efforts to our affairs.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any transaction to which we or any of our subsidiaries has an interest or engaging for their own account in business activities of the types conducted by us.

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any asset to be acquired or disposed of by us or any of our subsidiaries or in any transaction to which we or any of our subsidiaries are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. However, our code of business conduct and ethics contains a conflict of interest policy that prohibits our directors, officers and employees from engaging in any transaction that involves an actual or apparent conflict of interest with us. In addition, our management agreement with the Manager does not prevent the Manager and its affiliates from engaging in additional management or investment opportunities, some of which could compete with us.

The Manager's liability is limited under the Operating Agreement, and we have agreed to indemnify the Manager against certain liabilities. As a result, we may experience poor performance or losses of which the Manager would not be liable.

Pursuant to the Company's Operating Agreement, the Manager will not assume any responsibility other than to render the services called for thereunder. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our Investors. Under the terms of the Operating Agreement, the Manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the Manager and any person providing sub-advisory services to the Manager will not be liable to us, any subsidiary of ours, or our Investors, members or partners or any subsidiary's Investors, members or partners for acts or omissions performed in accordance with and pursuant to the Operating Agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under Accordingly, we and our Investors will only have recourse and be able to seek remedies against the Manager to the extent it breaches its obligations pursuant to the Operating Agreement. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities. We have agreed to reimburse, indemnify and hold harmless the Manager, its officers, investors, members, managers, directors and personnel, any person controlling or controlled by the Manager and any person providing sub-advisory services to the Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from, acts or omissions of such indemnified parties not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of the Manager's duties, which has a material adverse effect on us. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the Operating Agreement because of our desire to maintain our ongoing relationship with the Manager.

Risks Related to Real Estate Investments Generally

Our real estate assets will be subject to the risks typically associated with real estate.

Our real estate assets will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

● natural disasters such as hurricanes, earthquakes and floods;

- acts of war or terrorism, including the consequences of terrorist attacks;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions affecting properties; and;

- the potential for uninsured or underinsured property losses.

The value of each Property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to a Property. Many expenditures associated with a Property (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the Property.

These factors may have a material adverse effect on the value that we can realize from our assets.

Many factors impact the residential rental market, and if rents do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline.

The success of our business model depends, in part, on conditions in the residential rental market. Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced.

We anticipate involvement in a variety of litigation.

We anticipate involvement in a range of legal actions in the ordinary course of business. These actions may include eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights and issues with local housing officials arising from the condition or maintenance of one or more of our residential properties. These actions can be time consuming and expensive. We cannot assure you that we will not be subject to expenses and losses that may adversely affect our operating results.

We may be subject to unknown or contingent liabilities related to properties that we acquire for which we may have limited or no recourse against the sellers.

Assets and entities that we may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of tenants, vendors or other persons dealing with the acquired entities, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. In the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions or that only survive for a limited period, in which event we would have no or limited recourse against the sellers of such properties. While we expect to usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses.

As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties and entities may exceed our expectations, which may adversely affect our business, financial condition, results of operations and cash flow. Finally, we expect that indemnification agreements between us and the sellers will typically provide that the sellers will retain certain specified liabilities relating to the assets and entities acquired by us. While the sellers are generally contractually obligated to pay all losses and other expenses relating to such retained liabilities, there can be no guarantee that such arrangements will not require us to incur losses or other expenses as well.

We may not be able to sell our properties at a price equal to, or greater than, the price for which we purchased such properties, which may lead to a decrease in the value of our assets.

The value of a Property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a Property.

We may be unable to renew leases or re-lease space as leases expire.

If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated space. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease. If the rental rates for our properties decrease or we are not able to release a significant portion of our available and soon-to-be-available space, our financial condition, results of operations, cash flow, the market value of our membership interests and our ability to satisfy our debt obligations and to make distributions to our Investor could be adversely affected.

The actual rents we receive for a Property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of our properties compared to other, we may be unable to realize our estimated market rents for a Property. In addition, depending on market rental rates at any given time as compared to expiring leases in our Properties, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for a Property, then our ability to generate cash flow growth will be negatively impacted.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A Property may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available for distribution to our Investors. In addition, the resale value of the property could be diminished because the market value of our properties may depend in part upon the value of the cash flow generated by the leases associated with that property. Such a reduction in the resale value of a Property could also reduce the value of our Investors' investment.

Further, a decline in general economic conditions could lead to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market. As a result of these trends, we may be more inclined to provide leasing incentives to our tenants in order to compete in a more competitive leasing environment. Such trends may result in reduced revenue and lower resale value of properties, which may reduce your return.

We may be required to make rent or other concessions and/or significant capital expenditures to improve the Properties in order to retain and attract tenants, generate positive cash flow or to make real estate properties suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to tents, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and the market value of our membership interests.

Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our Investors.

Our income will be primarily derived from rental revenue from real property. As a result, our performance will depend on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

- delay lease commencements;

- decline to extend or renew leases upon expiration;

- fail to make rental payments when due; or

- declare bankruptcy.

Any of these actions could result in the termination of such tenants' leases with us and the loss of rental revenue attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our Investors.

We may engage in development, redevelopment or repositioning activities in the future, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We may engage in development, redevelopment or repositioning activities with respect to properties that we acquire as we believe market conditions dictate. If we engage in these activities, we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- the availability and pricing of financing on favorable terms or at all;

- the availability and timely receipt of zoning and other regulatory approvals;

- the potential for the fluctuation of occupancy rates and rents at development and redeveloped properties, which may result in our investment not being profitable;

- start up, development, repositioning and redevelopment costs may be higher than anticipated;

- cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and

- changes in the pricing and availability of buyers and sellers of such properties.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our membership interests and our ability to satisfy our debt obligations and to make distributions to our Investors.

Our Properties may be subject to impairment charges.

We will periodically evaluate our real estate investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of a Property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent.

If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could adversely affect our financial condition and ability to pay distributions to our Investors.

Any of our tenants, or any guarantor of a tenant's lease obligations, could be subject to a bankruptcy proceeding pursuant to Chapter 11 of the United States bankruptcy code. A bankruptcy filing by one of our tenants or any guarantor of a tenant's lease obligations would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. There is no assurance the tenant or its trustee would agree to assume the lease. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available to pay distributions to our Investors.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of co-venturers and disputes between us and our co-venturers.

We may enter into joint ventures, partnerships and other co-ownership arrangements (including preferred equity investments) for the purpose of making investments. In such event, we would not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. In addition, to the extent our participation represents a minority interest, a majority of the participants may be able to take actions which are not in our best interests because of our lack of full control. Disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

Even if a Series qualifies as a REIT for U.S. federal income tax purposes, the Series generally will be required to pay state and local taxes on its Property. The real property taxes on our Properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our membership interests and our ability to satisfy our principal and interest obligations and to make distributions to our Investors could be adversely affected.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, including due to the non-renewal of the Terrorism Risk Insurance Act of 2002, or the TRIA, could reduce our cash flows and the return on our Investors' investments.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims.

This risk is particularly relevant with respect to potential acts of terrorism. The TRIA, under which the U.S. federal government bore a significant portion of insured losses caused by terrorism, will expire on December 31, 2020, and there can be no assurance that Congress will act to renew or replace the TRIA following its expiration. If the TRIA is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may result in adverse impacts and additional costs to us.

Changes in the cost or availability of insurance due to the non-renewal of the TRIA or for other reasons could expose us to uninsured casualty losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our Investors' investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to Investors.

Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance our properties could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

Climate change may adversely affect our business.

To the extent that climate change does occur and affects the markets that we invest in, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for a property that we acquire. Should the impact of climate change be material in nature or occur for lengthy periods of time, the financial condition or results of operations for a Property and its related Series would be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of a Property that we acquire in order to comply with such regulations

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

From time to time, we may attempt to acquire multiple properties in a single transaction. Multiple property portfolio acquisitions are more complex and expensive than single-property acquisitions, and the risk that a portfolio acquisition does not close may be greater than in a single-property acquisition. A seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. To acquire multiple properties in a single transaction we may be required to accumulate a large amount of cash. We would expect the returns that we earn on such cash to be less than the ultimate returns in real property and therefore, accumulating such cash could reduce the funds available for distributions to our Investors.

Tenant relief laws may negatively impact our rental income and profitability.

As landlord of numerous residential properties, we may be involved in evicting residents who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory "cure" policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the home. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing or restrict the landlord's ability to recover certain costs or charge residents for damage that residents cause to the landlord's premises. We and any property managers we hire will need to be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be required to pay our adversaries' litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Rent control or rent stabilization laws could prevent us from raising rents to offset increases in operating costs.

Various states, cities, or municipalities have a system of rent regulations known as rent stabilization and rent control. Tenants of regulated apartments are entitled to receive required services, to have their leases renewed, and may not be evicted except on grounds allowed by law. If we acquire properties that include regulated apartments, these regulations could limit the amount of rent we are able to collect, which could have a material adverse effect on our ability to fully take advantage of the investments that we make in our properties. In addition, there can be no assurance that changes to rent control or rent stabilization laws will not have a similar or greater negative impact on our ability to collect rents.

Our targeted investments may include condominium interests. Condominium interests are subject to special risks that may reduce your return on investment.

Our targeted investments may include condominium interests, which is a type of common ownership interest. Common ownership interests are subject to special risks that may reduce your return on investment. For example, common ownership interests are governed by associations which we, as a condominium unit owner, have a vote. We may be outvoted by the other members of the condominium respecting matters that materially impact the management, appearance, safety or financial soundness of the dwelling or of the association.

The value of common ownership interests may be decreased by the default of other membership interest Holders on their homeowners association, or HOA, fees or similar fees. If enough holders default on their fees, the HOA's liquidity and net worth may decrease dramatically. If the HOA or board is forced to foreclose on any delinquent membership interests representing the condominium interests, a lowered value realized at the foreclosure sale may adversely impact the market value of every other unit.

We, as a common ownership interest owner, will also be required to pay HOA fees. If we default in our payment, we may be obligated to pay financial penalties or, in severe circumstances, our unit may be foreclosed on by the board or the HOA. If the board or HOA is mismanaged or if the applicable property suffers from neglect or deferred maintenance, HOA may increase, which may reduce our cash flow from operations and your ability to receive distributions.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of assets in the future will depend on prevailing economic and market conditions. Our inability to sell our properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations. In addition, real estate can at times be difficult to sell quickly at prices we find acceptable. When we sell any of our assets, we may recognize a loss on such sale. The Internal Revenue Code also imposes restrictions on REITs, which are not applicable to other types of real estate companies, on the disposal of properties. For example, our ability to sell our properties may also be limited by our need to avoid the 100% prohibited transactions tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to ensure that we avoid such characterization, we may be required to hold our properties for a minimum period of time and comply with certain other requirements in the Internal Revenue Code or dispose of our properties through a "taxable REIT subsidiary," or TRS. These potential difficulties in selling real estate may limit our ability to promptly change, or reduce our exposure to, the properties we acquire in response to changes in economic or other conditions.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions to our Investors and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank. We expect to have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.

The occurrence of a cyber incident, or a deficiency in our cyber security, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, or damage to our business relationships, all of which could negatively impact our financial results.

We collect and retain certain personal information provided by our Investors and tenants in the Properties owned by the Series. While expect to implement a variety of security measures to protect the confidentiality of this information and periodically review and improve our security measures, we can provide no assurance that we will be able to prevent unauthorized access to this information. A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources. More specifically, a cyber incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As our reliance on technology has increased, so have the risks that could directly result from the occurrence of a cyber incident including operational interruption, damage to our relationship with our tenants, and private data exposure, any of which could negatively impact our reputation and financial results.

We may enter into long-term leases with tenants in certain Properties, which may not result in fair market rental rates over time.

We may enter into long-term leases with tenants of certain of the Properties or include renewal options that specify a maximum rate increase. These leases would provide for rent to increase over time; however, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of these long-term leases at levels such that, even after contractual rent increases, the rent under our long-term leases is less than then-current market rates. Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our cash available for distribution to our Investors could be lower than if we did not enter into long-term leases.

We will depend on tenants for our revenue, and lease defaults or terminations could reduce our net income and limit our ability to make distributions to our Investors.

The success of our investments materially depends on the financial stability of our tenants. A default or termination by a tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. If a tenant defaults we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. If a tenant defaults on or terminates a lease, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. These events could cause us to reduce the amount of distributions to our Investors.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

From time to time we may acquire unimproved real property or properties that are under development or construction. Investments in such properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Actions of any joint venture partners that we may have in the future could reduce the returns on joint venture investments and decrease our Investors' overall return.

We may enter into joint ventures to acquire properties. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

- that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;

- that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

- that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or

- that disputes between us and our co-venturer, co-tenant or partner may result in litigation or arbitration that would increase our expenses and prevent our officers from focusing their time and effort on our operations.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of your investment.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our Properties.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to our Investors.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating such properties. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors.

Our Properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If one or more of our properties that we acquire are not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

Declines in the market values of the assets we invest in may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our Investors.

Some of the assets we invest in may be classified for accounting purposes as "available-for-sale." These investments will be carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to Investors' equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale asset falls below its amortized value and is not temporary, we will recognize a loss on that asset on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of the assets we invest in may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to our Investors.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. If we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our investments may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors.

Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

U.S. Federal Income Tax Risks

The failure of a Series to qualify or remain qualified as a REIT would subject the Series to U.S. federal income tax and potentially state and local tax and would adversely affect the Series' operations and the market price of the Series' membership interests.

We intend for each Series to elect and qualify to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with the first full taxable year following the Closing of a The Offering and intend to operate such Series in a manner that would allow us to continue to qualify as a REIT. However, we may terminate a Series' REIT qualification, if the Manager determines that not qualifying as a REIT is in the best interests of a Series, or inadvertently. A Series' qualification as a REIT depends upon its ability to meet, through actual annual operating results, distribution levels, and diversity of stock ownership, the various and complex REIT qualification tests imposed under the Internal Revenue Code. To qualify as a REIT, a Series must comply with certain highly technical and complex requirements. We cannot be certain that a Series has complied or will comply with these requirements because there are few judicial and administrative interpretations of these provisions. In addition, facts and circumstances that may be beyond our control may affect our ability for each Series to qualify as a REIT. We cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to a Series' qualification as a REIT or with respect to the federal income tax consequences of qualification. We cannot assure you that we will qualify or will remain qualified as a REIT.

If a Series fail to qualify as a REIT, it will not be allowed to deduct distributions to Investors in computing taxable income and will be subject to federal income tax at regular rates. In addition, the Series may be barred from qualification as a REIT for the four taxable years following disqualification. The additional tax incurred at regular corporate rates would significantly reduce the taxable cash flow available for distribution to Investors and for debt service. Furthermore, the Series would no longer be required by the Internal Revenue Code to make any distributions to our Investors as a condition of REIT qualification. Any distributions to Investors would be taxable as ordinary income to the extent of the Series current and accumulated earnings and profits. Corporate distributees, however, may be eligible for the dividends received deduction on the distributions, subject to limitations under the Internal Revenue Code.

Even if a Series qualifies as a REIT, in certain circumstances, it may incur tax liabilities that would reduce its cash available for distribution to our Investors.

Even if a Series qualifies and maintains its status as a REIT, it may be subject to U.S. federal, state and local income taxes. For example, net income from the sale of properties that are "dealer" properties sold by a REIT (a "prohibited transaction" under the Internal Revenue Code) will be subject to a 100% excise tax, and some state and local jurisdictions may tax some or all of our income because not all states and localities treat REITs the same as they are treated for U.S. federal income tax purposes. A Series may not make sufficient distributions to avoid excise taxes applicable to REITs. A Series also may decide to retain net capital gain we earn from the sale or other disposition of our property and pay U.S. federal income tax directly on such income. In that event, our Investors would be treated as if they earned that income and paid the tax on it directly. However, Investors that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. A Series also will be subject to corporate tax on any undistributed REIT taxable income. Cash used for paying taxes will not be available for distribution or reinvestment by the Series.

The taxation of distributions to our Investors can be complex; however, distributions that we make to our Investors generally will be taxable as ordinary income or constitute a return of capital, which may reduce your anticipated return from an investment in us.

Distributions that a Series makes to our taxable Investors out of current and accumulated earnings and profits (and not designated as capital gain dividends or qualified dividend income) generally will be taxable as ordinary income. However, a portion of our distributions may (1) constitute a return of capital generally to the extent that they exceed our accumulated earnings and profits as determined for U.S. federal income tax purposes, (2) be designated by us as capital gain dividends generally taxable as long-term capital gain to the extent that they are attributable to net capital gain recognized by us, or (3) be designated by us as qualified dividend income generally to the extent they are attributable to dividends we receive from our TRSs. A return of capital is not taxable, but has the effect of reducing the basis of an Investor 's investment in our membership interests. Due to our investment in real estate, depreciation deductions and interest expense may reduce our earnings and profits in our early years with the result that a large portion of distributions to our Investors in early years may constitute a return of capital rather than ordinary income.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Qualified dividend income payable to U.S. Investors that are individuals, trusts, and estates is subject to the reduced maximum tax rate applicable to long-term capital gains. Dividends payable by REITs, however, generally are not eligible for this reduced rate. For taxable years beginning after December 31, 2017 and before January 1, 2026, non-corporate taxpayers may deduct up to 20% of certain pass-through business income, including "qualified REIT dividends" (generally, dividends received by a REIT Investor that are not designated as capital gain dividends or qualified income), subject to certain limitations, resulting in an effective maximum federal income tax rate of 29.6% on such income. In addition, individuals, trusts, and estates whose income exceeds certain thresholds are subject to 3.8% Medicare tax on dividends received by us. Although the reduced U.S. federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts, and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the membership interests of the REITs, including our membership interests. Tax rates could be changed in future legislation.

If a Series were considered to actually or constructively pay a "preferential dividend" to certain of our Investors, the Series' status as a REIT could be adversely affected.

In order to qualify as a REIT, a Series must distribute annually to its Investors at least 90% of the Series' REIT taxable income (which does not equal net income, as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide the Series with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is pro rata among all outstanding membership interests within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Currently, there is uncertainty as to the IRS's position regarding whether certain arrangements that REITs have with their Investors could give rise to the inadvertent payment of a preferential dividend. While we believe that our operations have been structured in such a manner that we will not be treated as inadvertently paying preferential dividends, there is no *de minimis* exception with respect to preferential dividends. Therefore, if the IRS were to take the position that a Series inadvertently paid a preferential dividend, the Series may be deemed either to (a) have distributed less than 100% of its REIT taxable income and be subject to tax on the undistributed portion, or (b) have distributed less than 90% of its REIT taxable income and the Series status as a REIT could be terminated for the year in which such determination is made if the Series were unable to cure such failure. If, however, a Series qualifies as a "publicly offered REIT" (within the meaning of Section 562(c) of the Internal Revenue Code) in the future, the preferential dividend rules will cease to apply to us. In addition, the IRS is authorized to provide alternative remedies to cure a failure to comply with the preferential dividend rules, but as of the date hereof, no such authorized procedures have been promulgated.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets, if properly identified under applicable Treasury Regulations, does not constitute "gross income" for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of such TRS.

The ability of the Manager to revoke the REIT qualification of a Series without Investor approval may subject a Series to U.S. federal income tax and reduce distributions to our Investors.

The Operating Agreement provides that the Manager may revoke or otherwise terminate a Series' REIT election, without the approval of our Investors, if it determines that it is no longer in a Series' best interest to continue to qualify as a REIT. While we intend for each Series to elect and qualify to be taxed as a REIT, a Series may not elect to be treated as a REIT or may terminate its REIT election if we determine that qualifying as a REIT is no longer in the best interests of our Investors. If a Series ceases to be a REIT, it would become subject to U.S. federal income tax on its taxable income and would no longer be required to distribute most of its taxable income to our Investors, which may have adverse consequences on the total return to our Investors and on the market price of the Series' membership interests.

Legislative or regulatory action with respect to tax laws and regulations could adversely affect the Company and our Investors.

On December 22, 2017, H.R. 1, informally titled the Tax Cuts and Jobs Act, or the TCJA, was enacted. The TCJA made major changes to the Internal Revenue Code, including a number of provisions of the Internal Revenue Code that affect the taxation of REITs and their Investors. The long-term effect the significant changes made by the TCJA remains uncertain, and additional administrative guidance will be required in order to fully evaluate the effect of many provisions. The effect of technical corrections with respect to the TCJA could have an adverse effect on the Company and our Investors. We are also subject to state and local tax laws and regulations. Changes in state and local tax laws or regulations may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased costs could adversely affect our financial condition, results of operations and the amount of cash available for the payment of dividends.

In addition, in recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws are likely to continue to occur in the future, and we cannot assure our Investors that any such changes will not adversely affect the taxation of an Investor. We cannot assure you that future changes to tax laws and regulations will not have an adverse effect on an investment in our membership interests.

You are urged to consult with your tax advisor with respect to the impact of recent legislation on your investment in our membership interests and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our membership interests.

Although REITs generally receive better tax treatment than entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, the Operating Agreement provides the Manager with the power, under certain circumstances, to revoke or otherwise terminate a Series' REIT election and cause such Series to be taxed as a regular corporation, without the vote of our Investors. The Manager could only cause such changes in a Series' tax treatment if it determines in good faith that such changes are in the best interest of the Series' Investors.

The ownership restrictions of the Internal Revenue Code for REITs and the 9.8% ownership limit in the Operating Agreement may inhibit market activity in our membership interests and restrict our business combination opportunities

The Internal Revenue Code imposes certain limitations on the ownership of the stock of a REIT. For example, not more than 50% in value of our outstanding membership interests of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code) during the last half of any taxable year. To protect a Series' REIT status, the Operating Agreement prohibits any holder from acquiring more than 9.8% (in value or number of membership interests, whichever is more restrictive) of the aggregate of the outstanding total capital stock of a Series or more than 9.8% (in value or number of membership interests, whichever is more restrictive) of our membership interests or any class or series of our outstanding preferred stock unless the Manager determines that it is no longer in a Series' best interests to continue to qualify as a REIT or that compliance with the restriction is no longer required in order for the Series to continue to so qualify as a REIT. The ownership limitation may limit the opportunity for Investors to receive a premium for their membership interests that might otherwise exist if an investor were attempting to assemble a block of membership interests in excess of 9.8% of the outstanding membership interests or otherwise effect a change in control

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (a) we are a "pension-held REIT," (b) a tax-exempt Investor has incurred (or deemed to have incurred) debt to purchase or hold our membership interests, or (c) a holder of our membership interests is a certain type of tax-exempt Investor, dividends on, and gains recognized on the sale of, our membership interests by such tax-exempt Investor may be subject to U.S. federal income tax as unrelated business taxable income under the Internal Revenue Code.

Risks Related to Ownership of our Membership Interests

Lack of voting rights.

The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in respect of the Series in which they are invested. Investors will therefore be subject to any amendments the Manager makes (if any) to the Operating Agreement and allocation policy and also any decision it takes in respect of the Company and the applicable Series, which the Investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the Investors as a whole but only a limited number.

Furthermore, the Manager can only be removed as manager of the Company and each Series in very limited circumstances for "Cause" following an affirmative vote of two-thirds of the Company's Investors, and unsatisfactory financial performance does not constitute "cause." Investors would therefore not be able to remove the Manager merely because they did not agree, for example, with how the Manager was operating a Series Property.

The offering price for the Interests determined by us may not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our membership interests can be traded publicly.

The price of the membership interests is a derivative result of the cost that a Series in expected to incur in acquiring a Property. These prices do not necessarily accurately reflect the actual value of the membership interests or the price that may be realized upon disposition of the membership interests.

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts. The Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial.

Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by Federal law, a Federal court of the United States, as in the case of claims brought under the Securities Exchange Act of 1934, as amended. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

If an membership interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to bring such claim in the Delaware Court of Chancery. The Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Delaware, which govern the Operating Agreement, by a federal or state court in the State of Delaware, which has exclusive jurisdiction over matters arising under the Operating Agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

We believe that this is the case with respect to the Operating Agreement and our membership interests. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Operating Agreement. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation or provision of the Operating Agreement or our membership interests serves as a waiver by any Investor or beneficial owner of our membership interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our membership interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor's ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage an investor to the extent a judge might be less likely than a jury to resolve an action in the investor's favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could materially and adversely affect our business and financial condition.

BUSINESS

Company Overview

Compound Projects, LLC (the "**Company**"), a Delaware series limited liability company, was formed to permit public investment in specific real estate properties, each of which will be owned by a separate Series of the Company that we intend to establish. Each Series will hold the specific property that it acquires in a wholly-owned subsidiary (each, a "**Property Subsidiary**") which will be a Delaware limited liability company.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. We intend for each Series to elect and qualify to be taxed as a separate real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending after the completion of the initial public offering of membership interests of such Series, but have not taken the steps to qualify any Series as a REIT as of the date of this Form C.

The Company's core business will be the identification, acquisition, marketing and management of individual real estate properties for the benefit of the Investors. Each Series is intended to own a single Property.

Investment Objectives

Our investment objectives are:

● to realize growth in the value of our investments;

● to grow net cash from operations so more cash is available for distributions to investors; and

● to preserve, protect and return your capital contribution.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Our Manager

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the "**Manager**" or "**Managing Member**"). Pursuant to the terms of the Company's limited liability operating agreement (the "**Operating Agreement**"), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as a management team and appropriate support personnel. The Manager is a wholly owned subsidiary of Republic Compound LLC ("**Republic Real Estate**"), a privately held company that commenced operations after acquiring substantially all of the assets of Compound Asset Management, Inc. in June of 2020. While Republic Real Estate commenced operations in June of 2020, its predecessor, which has the same management as Republic Real Estate, commenced operations in February of 2018.

Investment Strategy

Our investment strategy is to acquire, invest in, manage, operate, selectively leverage and sell residential properties located in the major urban markets in the United States. We focus on acquiring properties we believe (1) are likely to generate stable cash flows in the long term and (2) have significant possibilities for long-term capital appreciation, such as those located in neighborhoods with what we see as high growth potential and those available from sellers who are distressed or face time-sensitive deadlines.

Investment Decisions and Asset Management

Within our investment policies and objectives, the Manager will have discretion with respect to the selection of specific investments and the purchase and sale of our assets. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of the Manager with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

To execute our disciplined investment approach, the Manager will take responsibility for the business plan of each investment. The following practices summarize our investment approach:

● *Local Market Research* – The Manager will extensively research the acquisition and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.

● *Underwriting Discipline* – The Manager will follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, tax considerations and liquidity.

● *Risk Management* – Risk management will be a fundamental principle in the management of each of our properties. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. The Manager will review the operating performance of investments against projections and provide the oversight necessary to detect and resolve issues as they arise.

● *Asset Management* – Prior to the purchase of a property, the Manager will develop an asset business strategy which will be customized based on the acquisition and underwriting data. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The Manager will review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle.

Investments in Real Property

Our investment in real estate generally will take the form of holding fee title or a long-term leasehold estate. We will acquire such interests either directly or indirectly through limited liability companies or through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with third parties, including developers of the properties, or with affiliates of the Manager. In addition, we may purchase properties and lease them back to the sellers of such properties. Although we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a "true lease" so that we will be treated as the owner of the property for federal income tax purposes, the Internal Revenue Service could challenge such characterization. If any such sale-leaseback transaction is recharacterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed.

Our obligation to purchase any property generally will be conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

● plans and specifications;

● evidence of marketable title subject to such liens and encumbrances as are acceptable to the Manager;

● auditable financial statements covering recent operations of properties having operating histories; and

● title and liability insurance policies.

We may enter into arrangements with the seller or developer of a property whereby the seller or developer agrees that, if during a stated period the property does not generate a specified cash flow, the seller or developer will pay in cash to us a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. The terms and conditions of any apartment lease that we enter into with our residents may vary substantially; however, we expect that a majority of our leases will be standardized leases customarily used between landlords and residents for residential properties. Such standardized leases generally have terms of one year or less. All prospective residents for our residential properties will be required to submit a credit application.

In purchasing, leasing and developing properties, we will be subject to risks generally incident to the ownership of real estate.

Investment Process

The Manager has the authority to make all the decisions regarding our investments consistent with the investment objectives and leverage policies approved by the Manager and subject to the limitations in the Operating Agreement.

The Manager will focus on the sourcing, acquisition and management of residential properties. It will source our investments from former and current financing and investment partners, third-party intermediaries, competitors looking to share risk and investment, and securitization or lending departments of major financial institutions.

In selecting investments for us, the Manager will utilize the Manager's investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. The criteria that the Manager will consider when evaluating prospective investment opportunities include:

● macroeconomic conditions that may influence operating performance;

● real estate market factors that may influence real estate valuations, real estate financing or the economic performance of real estate generally;

● fundamental analysis of the real estate, including tenant rosters, lease terms, zoning, operating costs and the asset's overall competitive position in its market;

● real estate and leasing market conditions affecting the real estate;

● the cash flow in place and projected to be in place over the expected hold period of the real estate;

- the appropriateness of estimated costs and timing associated with capital improvements of the real estate;

- a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the real estate;

- review of third-party reports, including appraisals, engineering and environmental reports;

- physical inspections of the real estate and analysis of markets; and

- the overall structure of the investment and rights in the transaction documentation.

If a potential investment meets the Manager's underwriting criteria, the Manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions and recourse provisions. The Manager will evaluate our position within the overall capital structure and our rights in relation to other partners or capital tranches. The Manager will analyze each potential investment's risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Leverage Policy

We may employ leverage to enhance total returns to our Investors through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. The Manager may from time to time modify our leverage policy in its discretion. However, it is our policy to not borrow more than 50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by the Manager.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our assets. The Manager and its executive officers will review and monitor credit risk and other risks of loss associated with each investment. The Manager will monitor the overall credit risk and levels of provision for loss.

Interest Rate Risk Management. We will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to "match-fund," which means the Manager will seek to structure the key terms of our borrowings to generally correspond with the expected holding period of our assets.

Equity Capital Policies. Under the Operating Agreement, we have the authority to issue an unlimited number of additional membership interests or other securities. After your purchase in The Offering, the Manager may elect to: (i) sell additional securities in future private offerings, or (ii) issue additional securities in public offerings. To the extent we issue additional equity interests after your purchase in an offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your membership interests.

Disposition Policies & Investor Liquidity

We intend to hold and manage the Properties we acquire for a period of 3-5 years. As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property.. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions and whether the value of the property is anticipated to appreciate or decline substantially. The Manager may determine that it is in the best interests of shareholders to sell a Property earlier than 3 years or to hold a Property for more than 5 years.

When we determine to sell a particular property, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized.

As a result of a sale of a property, the Manager would distribute the proceeds of such sale to the membership interest Holders of the applicable Series (after payment of any accrued liabilities or debt on the Property or of the Series at that time).

Operating Expenses

Each Series of the Company will be responsible for the following costs and expenses attributable to the activities of the Company related to such Series (we refer to these as "Operating Expenses"):

● any and all fees, costs and expenses incurred in connection with the management of a Series Property, including Home Ownership Association fees, income taxes, marketing, security and maintenance;

● any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states and any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the SEC including periodic reports on Forms C-AR, 1-K, 1-SA and 1-U;

● any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Managing Member in connection with the Series Property;

● any withholding or transfer taxes imposed on the Company or a Series or any of the Members as a result of its or their earnings, investments or withdrawals;

● any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements;

● any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or a Property Manager in connection with the affairs of the Company or a Series;

● the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series;

● any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Managing Member in connection with a Series;

● the cost of the audit of the Company's annual financial statements and the preparation of its tax returns and circulation of reports to Investors;

● the cost of any audit of a Series annual financial statements, the fees, costs and expenses incurred in connection with making of any tax filings on behalf of a Series and circulation of reports to Economic Members;

● any indemnification payments to be made pursuant to the requirements of the Operating Agreement;

● the fees and expenses of the Company's or a Series' counsel in connection with advice directly relating to the Company's or a Series' legal affairs;

● the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Managing Member in connection with the operations of the Company or a Series; and

● any similar expenses that may be determined to be Operating Expenses, as determined by the Managing Member in its reasonable discretion.

The Manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.

If the Operating Expenses exceed the amount of revenues generated from a Series Property and cannot be covered by any Operating Expense reserves on the balance sheet of such Series Property, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such Series Property (which we refer to as "Operating Expenses Reimbursement Obligation(s))", and/or (c) cause additional membership interests to be issued in the such Series in order to cover such additional amounts.

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with Compound and its affiliates, including the Manager, our officers and/or directors who are also officers and/or directors of Compound and/or the Manager. Conflicts may include, without limitation:

- Each of our executive officers will also serve as an officer of Republic Real Estate. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the Manager and other affiliates of Republic Real Estate, which were not negotiated at arm's length, and their terms may not have been as favorable to us as if they had been negotiated at arm's length with an unaffiliated third party. Republic Real Estate is not required to make available any particular individual personnel to us.

- Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the Manager will dedicate to the management of our business. Accordingly, we may compete with other business activities of Republic Real Estate and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by Republic Real Estate or one of its affiliates, including the Manager, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

- The Manager does not hold a securities interest in our Company. The Manager does not assume any responsibility beyond the duties specified in the Operating Agreement. The Manager's liability is limited under the Operating Agreement and we have agreed to reimburse, indemnify and hold harmless the Manager and its affiliates, including Republic Real Estate, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Manager's duties under the Operating Agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the Manager would not be liable.

Employees

Neither the Company nor the Manager has any employees. All of the officers and directors of the Company and the Manager are employees of Compound.

Legal Proceedings

None of the Company, any Series, the Manager, or any director or executive officer of the Company or the Manager is presently subject to any material legal proceedings.

Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any of our subsidiaries, is required to register as an investment company under the Investment Company Act of 1940 (the "**Investment Company Act**"). Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding forty percent (40%) of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the forty percent (40%) test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

DILUTION

Dilution means a reduction in value, control or earnings of the interests the Investor owns. There will be no dilution to any Investors associated with this Offering. However, from time to time, additional membership interests in the Series offered hereby may be issued in order to raise capital to cover the Series' ongoing Operating Expenses.

DESCRIPTION OF SERIES #44 EAST

Series #44 East has been established to allow Investors who acquire Series #44 East Interests in this Offering to own an interest in Unit #2211 in the 44 East condominium development, located at 44 East Avenue, Austin, Texas (the "**Series #44 East Property**"). The Series #44 East Property will be owned by Compound 44 East, LLC (the "**Series #44 East Property Subsidiary**") a Delaware limited liability company and a wholly owned subsidiary of Series #44 East. Upon completion of the Series #44 East Offering, and subject to the closing of the purchase and sale agreement described below, the Series #44 East will acquire the Series #44 East Property.

Property Summary

44 East is a 49-story condominium project located in the Historic Rainey Street District of downtown Austin, Texas. The development, located on the edge of Lady Bird Lake, includes a spectacular mix of indoor and outdoor amenities. The project is being developed by Intracorp and is expected to be completed in Fall, 2021. We intend to operate this unit as a rental property following the completion of the acquisition.

Property Name	44 East
Address	44 East Avenue, Austin, Texas 78701
Unit #	2211
Year Built	2021 (estimated to be completed, Q3 2021)
Bedrooms	1
Bathrooms	1
Square Footage	768
Building Amenities	• Views of Lady Bird Lake • Glass Atrium Lobby • Two Roof-decks • Pool & lounge area • BBQ Area

Neighborhood Overview

The Rainey Street Historic District is a neighborhood in downtown Austin of historic homes, many of the bungalow style, in downtown Austin, Texas. Rainey Street is lined with craftsman houses that are actually bars, string-light covered patios, food trucks, craft cocktails, and a constant stream of people looking to party.

Purchase & Sale Agreement

On January 7, 2020, the Series #44 East Property Subsidiary entered into a purchase and sale agreement to acquire the Series #44 East Property on behalf of Series #44 East for a purchase price of $570,750. Upon entering into the purchase and sale agreement, our Manager made a $10,000 deposit into an escrow account held by Heritage Title Company of Austin (the "**Heritage Escrow Account**"), Inc. On February 14, 2020, April 15, 2020 and May 14, 2020 Compound made additional deposits of $18,537, $25,000, and $20,000, respectively into the Heritage Escrow Account. An additional deposit of $12,075 is required on or before June 15, 2020. In total, following the June 15, 2020 deposit, our Manager will have made deposits totaling $85,612 (15% of the purchase price). As per the terms of the Operating Agreement, the deposits made by our Manager will be reimbursed by the Company to our Manager at such time that the Series #44 East is sufficiently capitalized to complete the acquisition of the Series #44 East Property.

No proceeds from this Offering will be used to make any deposits or to repay our Manager for any deposits under the Purchase & Sale Agreement. All proceeds from this Offering will be held in an FDIC insured, interest-bearing bank account between the time of closing of this Offering and the closing of the acquisition of the Series #44 East Property. Any interest earned during this period will be retained by the Series #44 East or paid to shareholders as a distribution.

Closing under the Purchase & Sale Agreement is expected to occur shortly after the completion of the development which is estimated to be in the Fall of 2021 (the "**Property Closing Date**").

Capitalization

We estimate that the total capitalization for the acquisition of the Series #44 East Property will be as follows:

Uses		Amount		%
Acquisition of Property[1]		$570,750		88.44%
Offering Expenses[2]		$10,000		1.55%
Acquisition Expenses[3]		$8,000		1.24%
Capital & Operating Reserves		$5,000		0.77%
Total Capitalization for the Series #44 East Property		$593,750		92.00%
Service Fees & Commisions[4]		$51,630		8.00%
Total Capitalization for Series #44 East		$645,000		100.00%

1 Based on the purchase and sale agreement entered into on January 7, 2020. Includes the deposits made by the Manager that will be reimbursed by Series #44 East.

2 We will reimburse the Manager for Offering Expenses actually incurred for the Series #44 East. These reimbursements will be paid on a cost-basis, but will be capped at 2% of gross offering proceeds. This amount includes expenses incurred for this Offering as well as in any additional offerings of Series #44 East Interests. Our Manager will be responsible for any offering expenses above this amount.

3 Estimated amount which includes but is not limited to legal fees associated with the purchase and sale agreement, title insurance, appraisal costs and inspection costs. To the extent that Acquisition Expenses are lower than anticipated, any overage would be maintained in an operating account for future Operating Expenses.

4 Shown as if all capital raised for the acquisition is subject to the fees to be paid to the Intermediary, which are comprised of a 6% cash fee and 2% of the total number of Securities sold in the Offering.

Acquisition Financing

In the event that we have not raised enough capital necessary to complete the acquisition of the Series #44 East Property prior to the Property Closing Date, our Manager may seek to arrange mortgage or other financing in an amount necessary to complete the acquisition.

Property Manager

The Manager expects to appoint a property manager (the "**Property Manag**er") to manage the Series #44 East Property on a discretionary basis and will enter into a property management agreement with the Property Manager. Pursuant to the terms of the property management agreement, Series #44 East will pay the Property Manager an annual fee for managing the Series #44 East Property.

Property Operations and Hold Period

Following the Property Closing Date, we intend to operate the property as a rental unit. The estimated rent for the Series #44 East Property is expected to be in the range of $3,000-3,500 per month. Operating expenses, which include real estate taxes, condominium association fees, property insurance and repairs and maintenance costs, are estimated to be in the range of $1,800-$2,000 per month. These estimates are based on the Manager's due diligence. We intend to hold the Property for 3-5 years following our acquisition during which time, we will operate the Series #44 East Property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to membership interest Holders. The determination of when to sell the Series #44 East Property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the Series #44 East Property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The Manager may determine that it is in the best interests of shareholders to sell the Property earlier than 3 years or to hold a Property for more than 5 years.

USE OF PROCEEDS

We plan to use proceeds from this Offering as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$3,870	6.00%	$11,610
Purchase of Series #44 East Property[1]	94.00%	$60,630	94.00%	$181,890
Total	**100.00%**	**$64,500**	**100.00%**	**$193,500**

DIRECTORS, OFFICERS, AND MANAGERS

The Manager of the Company is Compound Asset Management, LLC, a Delaware limited liability company, and a subsidiary of Republic Real Estate. The Manager is controlled by two member officers, Janine Yorio and Jesse Stein, who themselves control the Managing member of our Manager.

All of our executive officers are employees of the Manager or its affiliates. The executive offices of the Manager are located at 335 Madison Avenue, 16th Floor, New York, NY 10017.

Executive Officers

The following table sets forth certain information with respect to each of the directors and executive officers of the Manager:

Executive Officer	Age	Position held with our Company	Position held with the Manager
Janine Yorio	43	Chief Executive Officer	Chief Executive Officer
Jesse Stein	41	Chief Investment Officer (Principal Financial Officer and Principal Accounting Officer)	Chief Operating Officer

Biographical Information

Set forth below is biographical information of our executive officers.

Janine Yorio has served as a Managing Partner of Republic Compound LLC since its inception in May 2020 and as CEO of our Company since its inception. Previously, Mrs. Yorio served as the Chief Executive Officer of Compound Asset Management, Inc. from February 2018 until May 2020. Mrs. Yorio was previously the Chief Executive Officer of Stayawhile, Inc. a short-term rental company that she founded in October 2016. Prior to founding Stayawhile, she worked as co-founder of Roam Co-Living from July 2015 to April 2016. From February 2009 to July 2015, she was founder and CEO of NewSeed Advisors, a boutique investment banking firm for the farmland and sustainable agriculture industries which was sold to a publicly-traded company. Prior to that, she worked as Senior Vice President of Acquisitions & Development at Andre Balazs Properties (owner/manager of the Standard Hotels, Chateau Marmont, Sunset Beach and Mercer Hotel), and prior to that she was managing director of NorthStar Capital, where she managed a diversified portfolio of structured real estate investments, including the initial public offerings for three REITs and for Morgans Hotel Group. She began her career in investment banking at Salomon Brothers Inc. Mrs. Yorio graduated from Yale University.

Jesse Stein has served as a Managing Partner of Republic Compound LLC since its inception in May 2020 and as Chief Operating Officer and Principal and Financial Accounting Officer of our Company since its inception.

Previously, Mr. Stein served as the Chief Operating Officer of Compound Asset Management, Inc. from February 2018 until May 2020. Mr. Stein is also the Managing Principal of Advanced Fundamentals LLC, a data analytics and real estate indexing firm which he founded in July 2016. Previously, Mr. Stein served as the Chief Executive Officer of Commencement Capital, LLC from April 2016 until February 2018 and was a founding member and the Chief Operating Officer of ETRE Financial, LLC, a real estate financial services and information technology company, from August 2012 until February 2016. During his time with ETRE Financial, Mr. Stein also served as the Chief Operating Officer, Secretary, and a member of the Board of Directors of ETRE REIT, LLC. Mr. Stein previously served as the Executive Vice President of Acquisitions for United Realty Advisors, LP, an affiliate of United Realty Partners, LLC, or United Realty Partners, a privately held real estate investment and advisory firm, from September 2011 through June 2013. Prior to joining United Realty Partners, Mr. Stein was a Managing Director at Multi Capital Group, a boutique real estate and investment banking firm that specializes in equity and debt placement, capital structuring, and principal investment activity. Mr. Stein was employed by Multi Capital Group from September 2005 until December 2008 and from March 2011 until September 2011. Mr. Stein graduated from Cornell University and received a Master's Degree in Real Estate Investment from New York University.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

Neither the Company nor the Manager has any employees. All of the officers and directors of the Company and the Manager are employees of Compound.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has authorized 100,000 Series #44 East Interests. As of the date of this filing, no Series #44 East Interests have been issued and are outstanding.

The Company has no debt outstanding.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Overview

Compound Projects, LLC (the "Company") is a series limited liability company organized September 23, 2019 under the laws of Delaware that has been formed to permit public investment in individual real estate properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability company interests, or "Series", that we intend to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Operating Results

Revenues are generated at the Series level. As of December 31, 2019, the Series #44 East had not generated any revenues. Series #44 East is not expected to generate any revenues until 2021.

We have not incurred any Operating Expenses for the period since inception through December 31, 2019. Each Series will be responsible for its own Operating Expenses beginning on the closing date of the Offering of such Series.

Liquidity and Capital Resources

As of December 31, 2019, none of our company or any series of interests had any cash or cash equivalents and had no financial obligations.

Plan of Operations

Following the closing of the acquisition of the Series #44 East Property, we intend to hold the Property for 3-5 years during which time, we will operate the Series #44 East Property as a rental property. During this period, we intend to distribute any Free Cash Flow (as defined below) to membership interest Holders. The determination of when to sell the Property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the Property is anticipated to appreciate or decline substantially, and how any existing lease may impact the sales price we may realize. The Manager may determine that it is in the best interests of shareholders to sell the Property earlier than 3 years or to hold a Property for more than 5 years.

Previous Offerings of Securities

We have not made any securities offerings within the last three years. However, on March 11, 2020, our individual Series, Series #Reach, issued 530 Series #Reach membership interests for approximately of $95,372 under the exemption from registration provided by Section 4(a)(6) of the Securities Act.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 30,000 Series #44 East Interests for up to $193,500. The Company is attempting to raise a minimum amount of $64,500 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by August 31, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $193,500 (the "**Maximum Amount**") and the additional Securities will be allocated on a at the Company's discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via electronic certificate/PDF in exchange for their investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was calculated by dividing the sum of (i) the total capitalization required to purchase the Series #44 East Property ($645,000) including offering and acquisition expenses and capital reserves and (ii) the value of the Securities that the Intermediary will receive as part of their fee, divided by the number of Series #44 East Interests that have been authorized (100,000). For simplicity, we have rounded the price to $6.45. The minimum amount that an Investor may invest in the Offering is $258.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

The Company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of membership interests in a Series of the Company is an investment only in that particular Series and not an investment in the Company as a whole. In accordance with the LLC Act, each Series is, and any other Series if issuing membership interests in the future will be, a separate series of the Company and not in a separate legal entity. The Company has not issued, and does not intend to issue, any class of any Series membership interests entitled to any preemptive, preferential or other rights that are not otherwise available to the membership interest Holders purchasing membership interests in connection with any Offering.

Subject to the provisions of the Operating Agreement, the Manager can cause the Company to establish one or more Series of the Company through the creation of a written series designation (a "Series Designation") for each new Series. A Series Designation relates solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of membership interests associated with any other Series, or the Members associated therewith. The terms and conditions for each Series are as set forth in the Operating Agreement and in the Series Designation, as applicable. Upon approval of any Series Designation by the Manager, the Series Designation is attached to the Operating Agreement as an Exhibit. The Series Designation establishing a Series may: (i) specify a name or names under which the business and affairs of such Series may be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of membership interests of such Series and the members associated therewith (to the extent such terms differ from those set forth in the Operating Agreement); and (iii) designate or authorize the designation of specific officers to be associated with such Series. The Series Designation for Series $Reach is attached hereto as Exhibit 3.1.

Title to the Properties will be held by, or for the benefit of, the applicable Series of the Company through a Delaware limited liability company which will be a wholly-owned subsidiary of the applicable Series. We intend that each Series will own a single Property. We do not anticipate that any of the Series will acquire any Properties other than their respective Property. New Series will be formed and will issue their own membership interests for future Properties. An Investor who invests in an Offering of a Series will not have any indirect interest in any Property of any other Series unless the Investor also participates in a separate Series Offering associated with that other Property.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and upon the closing of an offering for a Series, the records maintained for any such Series account for the assets associated with such Series separately from the assets of the limited liability company, or any other Series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable only against the assets of such Series and not against the assets of the limited liability company generally or any other Series. Accordingly, the Company expects the Manager to maintain separate, distinct record, and bank accounts, for each Series and its associated assets and liabilities. As such, the assets of a Series include only the Property associated with that Series and other related assets (e.g., cash reserves). As noted in the "Risk Factors" section, the limitations on inter-series liability provided by Section 18-215(b) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series should be applied to meet the liabilities of the other Series or the liabilities of the Company generally where the assets of such other Series or of the Company generally are insufficient to meet the Company's liabilities.

Section 18-215(c) of the LLC Act provides that a Series established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued. The Company intends for each Series to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular Series and title to the relevant Property will be held by, or for the benefit of, the relevant Series.

All of the Series membership interests offered by this Offering Circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Series membership interests, as determined by the Manager, the membership interest Holders of such Series membership interests will not be liable to the Company to make any additional capital contributions with respect to such Series membership interests (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act). Holders of Series membership interests have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any membership interests and no preferential rights to distributions.

The Series described in this offering circular will use the proceeds of the respective Offerings to repay any Acquisition Loans or loans taken out or non-interest-bearing payments made by the Manager to acquire their respective Properties pursuant to the respective purchase and sale agreements, as well as pay certain fees and expenses related to the Property acquisitions and each Offering (please see the "Use of Proceeds" sections for each Offering for further details). An Investor in an Offering will acquire an ownership interest in the Series membership interests related to that Offering and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series membership interests, (iii) the Manager or (iv) the Property associated with the Series or any Property owned by any other Series.

Further issuance of membership interests

Only the Series membership interests, which are not annotated as closed, are being offered and sold pursuant to this Offering Circular. The Manager, in its sole discretion, has the option to issue additional membership interests (in addition to those issued in connection with any Offering) on the same terms as the membership interests of applicable Series being offered hereunder as may be required from time to time in order to pay any Operating Expenses related to the applicable Property.

Distribution rights

The Manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to membership interest Holders except as otherwise limited by law or the Operating Agreement.

Free Cash Flow consists of the net income (as determined under GAAP) generated by such series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the Property related to such Series. The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the series.

The Company expects the Manager to make distributions of any Free Cash Flow on a semi-annual basis as set forth below. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

Any Free Cash Flow generated by a Series from the utilization of the Property related to such Series shall be applied within the Series in the following order of priority:

- repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;

- thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses; and

- thereafter by way of distribution to membership interest Holders of such Series (net of corporate income taxes applicable to the Series), which may include the Manager or any of its affiliates.

No Series will distribute a Property in kind to its membership interest Holders.

The LLC Act (Section 18-607) provides that a member who receives a distribution with respect to a Series and knew at the time of the distribution that the distribution was in violation of the LLC Act shall be liable to the Series for the amount of the distribution for three years. Under the LLC Act, a series limited liability company may not make a distribution with respect to a Series to a member if, after the distribution, all liabilities of such Series, other than liabilities to members on account of their limited liability company interests with respect to such Series and liabilities for which the recourse of creditors is limited to specific property of such Series, would exceed the fair value of the assets of such Series. For the purpose of determining the fair value of the assets of the Series, the LLC Act provides that the fair value of property of the Series subject to liability for which recourse of creditors is limited shall be included in the assets of such Series only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to it at the time the assignee became a member and that could not be ascertained from the operating agreement.

Redemption provisions

The membership interests are not redeemable.

Registration rights

There are no registration rights in respect of the membership interests.

Voting rights

The Manager is not required to hold an annual meeting of membership interest Holders. The Operating Agreement provides that meetings of membership interest Holders may be called by the Manager and a designee of the Manager shall act as chairman at such meetings. The Investor does not have any voting rights as an membership interest Holder in the Company or a Series except with respect to:

(i)   the removal of the Manager;

(ii)   the dissolution of the Company upon the for-cause removal of the Manager, and

(iii)   an amendment to the Operating Agreement that would:

a. enlarge the obligations of, or adversely effect, an membership interest Holder in any material respect;

b. reduce the voting percentage required for any action to be taken by the holders of membership interests in the Company under the Operating Agreement;

c. change the situations in which the Company and any Series can be dissolved or terminated;

d. change the term of the Company (other than the circumstances provided in the Operating Agreement); or

e. give any person the right to dissolve the Company.

When entitled to vote on a matter, each membership interest Holder will be entitled to one vote per membership interest held by it on all matters submitted to a vote of the membership interest Holders of an applicable Series or of the membership interest Holders of all Series of the Company, as applicable. The removal of the Manager as manager of the Company and all Series must be approved by two-thirds of the votes that may be cast by membership interest Holders of all Series of the Company then outstanding, voting together as a single class. All other matters to be voted on by the membership interest Holders must be approved by a majority of the votes cast by membership interest Holders in any Series of the Company present in person or represented by proxy.

The consent of the holders of a majority of the membership interests of a Series is required for any amendment to the Operating Agreement that would adversely change the rights of the membership interest Holders in such Series, result in mergers, consolidations or conversions of such Series and for any other matter as the Manager, in its sole discretion, determines will require the approval of the holders of the membership interests of a Series voting as a separate class.

The Manager or its affiliates (if they hold Series membership interests) may not vote as an membership interest Holder in respect of any matter put to the membership interest Holders. However, the submission of any action of the Company or a Series for a vote of the membership interest Holders shall first be approved by the Manager and no amendment to the Operating Agreement may be made without the prior approval of the Manager that would decrease the rights of the Manager or increase the obligations of the Manager thereunder.

The Manager has broad authority to take action with respect to the Company and any Series. See "Management" for more information. Except as set forth above, the Manager may amend the Operating Agreement without the approval of the membership interest Holders to, among other things, reflect the following:

- the merger of the Company, or the conveyance of all of the assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity;
- a change that the Manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance or opinion;
- a change that the Manager determines to be necessary, desirable or appropriate to facilitate the trading of membership interests;
- a change that the Manager determines to be necessary or appropriate for the Company to qualify as a limited liability company under the laws of any state or to ensure that each Series will continue to qualify as a corporation for U.S. federal income tax purposes;
- an amendment that the Manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, or the officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act or "plan asset" regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;
- any amendment that the Manager determines to be necessary or appropriate for the authorization, establishment, creation or issuance of any additional Series;
- an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Operating Agreement;
- any amendment that the Manager determines to be necessary or appropriate for the formation by the Company of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the Operating Agreement;
- a change in the fiscal year or taxable year and related changes; and
- any other amendments which the Manager deems necessary or appropriate to enable the Manager to exercise its authority under the Agreement.

In each case, the Manager may make such amendments to the Operating Agreement provided the Manager determines that those amendments:

- do not adversely affect the membership interest Holders (including any particular Series as compared to other Series) in any material respect;
- are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

- are necessary or appropriate to facilitate the trading of membership interests to comply with any rule, regulation, guideline or requirement of any securities exchange on which the membership interests may be listed for trading, compliance with any of which the Manager deems to be in the best interests of the Company and the membership interest Holders;
- are necessary or appropriate for any action taken by the Manager relating to splits or combinations of membership interests under the provisions of the Operating Agreement; or
- are required to effect the intent expressed in this offering circular or the intent of the provisions of the Operating Agreement or are otherwise contemplated by the Operating Agreement.

Furthermore, the Manager retains sole discretion to create and set the terms of any new Series and will have the sole power to acquire, manage and dispose of Property of each Series.

Liquidation rights

The Operating Agreement provides that the Company shall remain in existence until the earlier of the following: (i) the election of the Manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of the Company; (iii) the entry of a decree of judicial dissolution of the Company; (iv) at any time that the Company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by a majority of all membership interest Holders of the Company following the for-cause removal of the Manager. Under no circumstances may the Company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the membership interests in the profits of the Company).

A Series shall remain in existence until the earlier of the following: (i) the dissolution of the Company, (ii) the election of the Manager to dissolve such Series; (iii) the sale, exchange or other disposition of substantially all of the assets of the Series; or (iv) at any time that the Series no longer has any members, unless the business is continued in accordance with the LLC Act. Under no circumstances may a Series be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the membership interests in the profits of the Series).

Upon the occurrence of any such event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the Property will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation (as defined in the Operating Agreement)), and thereafter, (iii) to the membership interest Holders of the relevant Series, allocated pro rata based on the number of membership interests held by each membership interest Holder (which may include the Manager, any of its affiliates and sellers of the Properties and which distribution within a Series will be made consistent with any preferences which exist within such Series).

Restrictions on Ownership and Transfer

The membership interests are subject to restrictions on transferability. An membership interest Holder may not transfer, assign or pledge its membership interests without the consent of the Manager. The Manager may withhold consent in its sole discretion, including when the Manager determines that such transfer, assignment or pledge would result in (a) the assets of the Series being deemed "plan assets" for purposes of ERISA, (b) such membership interest Holder holding in excess of 9.8% of the Series, (c) result in a change of US federal income tax treatment of the Company and the Series, or (d) the Company, the Series or the Manager being subject to additional regulatory requirements. The transferring membership interest Holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal fees incurred by the Company or any broker or dealer, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees. The Manager or its affiliates will acquire membership interests in each Series for their own accounts and may, from time to time and only in accordance with applicable securities laws (which may include filing an amendment to this Offering Circular), transfer these membership interests, either directly or through broker or otherwise.

The restrictions on transferability listed above will also apply to any resale of membership interests via the Compound Platform through one or more third-party broker-dealers. Additionally, unless and until the membership interests of the Company are listed or quoted for trading, there are restrictions on the holder's ability to the pledge or transfer the membership interests. There can be no assurance that we will, or will be able to, register the membership interests for resale and there can be no guarantee that a liquid market for the membership interests will develop.

Therefore, Investors may be required to hold their membership interests indefinitely. Please refer to Exhibit 2.2 (the Operating Agreement) and Exhibit 4.1 (the form of Subscription Agreement) for additional information regarding these restrictions. To the extent certificated, the membership interests issued in each Offering, to the extent certificated, will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

Restrictions of Transfers related to REIT Qualification

In order for us to qualify as a REIT under the Internal Revenue Code, membership interests of each Series must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be taxed as a REIT has been made) or during a proportionate part of a shorter taxable year. Also, under Section 856(h) of the Internal Revenue Code, a REIT cannot be "closely held." In this regard, not more than 50% of the value of a Series membership interests may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). See the section entitled "U.S. Federal Income Tax Considerations" in this offering circular for further discussion on this topic.

The relevant sections of the Operating Agreement provide that, after the completion of an Offering of a Series membership interest and subject to the exceptions described below, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 9.8% (in value or number of membership interests, whichever is more restrictive) of the aggregate of our outstanding membership interests or total capital stock or more than 9.8% (in value or number of membership interests, whichever is more restrictive) of a Series membership interests; we refer to these limitations as the "ownership limits."

The constructive ownership rules under the Internal Revenue Code are complex and may cause membership interests actually or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% in value of the aggregate of our outstanding membership interests or total capital stock of a Series and 9.8% (in value or in number of membership interests, whichever is more restrictive) of any Series (or the acquisition of an interest in an entity that owns, actually or constructively, stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to violate the ownership limits.

Our Manager may, upon receipt of certain representations, undertakings and agreements and in its sole discretion, exempt (prospectively or retroactively) any person from the ownership limits and establish a different limit, or excepted holder limit, for a particular person if the person's ownership in excess of the ownership limits will not then or in the future result in us failing the "closely held" test under Section 856(h) of the Internal Revenue Code (without regard to whether the person's interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT. In order to be considered by our Manager for exemption, a person also must not own, actually or constructively, an interest in one of our tenants (or a tenant of any entity which we own or control) that would cause us to own, actually or constructively, more than a 9.9% interest in the tenant unless the revenue derived by us from such tenant is sufficiently small that, in the opinion of our Manager, rent from such tenant would not adversely affect our ability to qualify as a REIT. The person seeking an exemption must provide such representations and undertakings to the satisfaction of our Manager that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer to a trust of the membership interests causing the violation. As a condition of granting an exemption or creating an excepted holder limit, our Manager may, but is not be required to, obtain an opinion of counsel or private ruling from the Service satisfactory to our Manager with respect to our qualification as a REIT and may impose such other conditions or restrictions as it deems appropriate.

In connection with granting an exemption from the ownership limits or establishing an excepted holder limit or at any other time, our Manager may increase or decrease the ownership limits. Any decrease in the ownership limits will not be effective for any person whose percentage ownership of a Series membership interests is in excess of such decreased limits until such person's percentage ownership of the Series' membership interests equals or falls below such decreased limits (other than a decrease as a result of a retroactive change in existing law, which will be effective immediately), but any further acquisition of the Series' membership interests in excess of such percentage ownership will be in violation of the applicable limits. Our Manager may not increase or decrease the ownership limits if, after giving effect to such increase or decrease, five or fewer persons could beneficially own or constructively own in the aggregate more than 49.9% in value of the membership interests of a Series then outstanding. Prior to any modification of the ownership limits, our Manager may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT.

The Operating Agreement further prohibits:

- any person from beneficially or constructively owning, applying certain attribution rules of the Internal Revenue Code, stock that would result in us failing the "closely held" test under Section 856(h) of the Internal Revenue Code (without regard to whether the Investor's interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

- any person from transferring a Series' membership interests if such transfer would result in a Series' membership interests to be beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of a Series' membership interests that will or may violate the ownership limits or any of the other foregoing restrictions on ownership and transfer of a Series' membership interests will be required to immediately give written notice to us or, in the case of a proposed or attempted transaction, give at least 15 days' prior written notice to us, and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The ownership limits and the other restrictions on ownership and transfer of a Series' membership interests will not apply if our Manager determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with the restrictions on ownership and transfer of our membership interests is no longer required in order for us to qualify as a REIT.

If any transfer of a Series' membership interests would result in the Series' membership interests to be beneficially owned by fewer than 100 persons, such transfer will be void from the time of such purported transfer and the intended transferee will acquire no rights in such membership interests. In addition, if any purported transfer of a Series' membership interests or any other event would otherwise result in any person violating the ownership limits or such other limit established by our Manager, our Manager may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem membership interests, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of the outstanding membership interests of a Series, will be required to give written notice to us within 30 days after the end of each taxable year stating the name and address of such owner, the number of membership interests that the person beneficially owns and a description of the manner in which such membership interests are held. Each such owner will be required to provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each Investor will, upon demand, be required to provide to us such information as we may request, in good faith, in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These restrictions on ownership and transfer of our membership interests could delay, defer or prevent a transaction or a change in control that might involve a premium price for our membership interests or otherwise be in the best interest of our Investors.

Agreement to be bound by the Operating Agreement; power of attorney

By purchasing membership interests, the Investor will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement. Pursuant to the Operating Agreement, each Investor grants to the Manager a power of attorney to, among other things, execute and file documents required for the Company's qualification, continuance or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

Duties of officers

The Operating Agreement provides that, except as may otherwise be provided by the Operating Agreement, the property, affairs and business of each Series will be managed under the direction of the Manager. The Manager has the power to appoint the officers and such officers have the authority and exercise the powers and perform the duties specified in the Operating Agreement or as may be specified by the Manager.

The Company may decide to enter into separate indemnification agreements with the directors and officers of the Company, the Manager or Compound. If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the Operating Agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to the Company if it is found that such indemnitee is not entitled to such indemnification under applicable law and the Operating Agreement.

Exclusive jurisdiction; waiver of jury trial

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts, as in the case of claims brought under the Securities Exchange Act of 1934, as amended. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the Operating Agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the Operating Agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by Federal law, a Federal court of the United States. If an membership interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to do so in the Delaware Court of Chancery.

The Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable under the facts and circumstances of that case in accordance with applicable case law. See "Risk Factors—Risks Related of Ownership of Our membership interests--*Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts. The Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial."* Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation or provision of the Operating Agreement or our membership interests serves as a waiver by any Investor or beneficial owner of our membership interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our membership interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor's ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage you to the extent a judge might be less likely than a jury to resolve an action in your favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could adversely affect our business and financial condition.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with Compound and its affiliates, including the Manager, our officers and/or directors who are also officers and/or directors of Compound and/or the Manager. Conflicts may include, without limitation:

- Each of our executive officers will also serve as an officer of Republic Compound LLC. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the Manager and other affiliates of Republic Real Estate, which were not negotiated at arm's length, and their terms may not have been as favorable to us as if they had been negotiated at arm's length with an unaffiliated third party. Republic Real Estate is not required to make available any particular individual personnel to us.

- Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the Manager will dedicate to the management of our business. Accordingly, we may compete with other business activities of Republic Real Estate and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by Republic Real Estate or one of its affiliates, including the Manager, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

- The Manager does not assume any responsibility beyond the duties specified in the Operating Agreement. The Manager's liability is limited under the Operating Agreement and we have agreed to reimburse, indemnify and hold harmless the Manager and its affiliates, including Republic Real Estate, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Manager's duties under the Operating Agreement which has a material adverse effect on us. As a result, we could experience poor performance or losses for which the Manager would not be liable.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financial Statements

COMPOUND PROJECTS, LLC
A DELAWARE LIMITED LIABILITY COMPANY
CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2019

TABLE OF CONTENTS

COMPOUND PROJECTS, LLC

Independent Auditor's Report	**F-1**
Consolidated Balance Sheet	**F-2**
Consolidated Statement of Operations	**F-3**
Consolidated Statement of Changes in Member's Equity (Deficit)	**F-4**
Consolidated Statement of Cash Flows	**F-5**
Notes to the Consolidated Financial Statements	**F-6 - F-8**



To the Managing Member
Compound Projects, LLC
New York, NY

INDEPENDENT AUDITOR'S REPORT

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Compound Projects, LLC (the "Company"), which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statements of operations, changes in members' equity (deficit), and cash flows for the period from September 23, 2019 (inception) to December 31, 2019, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compound Projects, LLC as of December 31, 2019, and the results of its consolidated operations and cash flows for the period from September 23, 2019 (inception) to December 31, 2019, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 4 to the consolidated financial statements, the Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
June 5, 2020

COMPOUND PROJECTS, LLC
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2019

(US$)

Assets:		
Cash	$	-
Deferred Offering Costs		21,087
Deposits for real estate acquisitions		44,500
Total Assets	$	65,587
Liabilities and Members' Equity (Deficit)		
Liabilities:		
Accounts payable and accrued expenses	$	-
Due to related party		65,587
Total Liabilities		65,587
Members' Equity (Deficit)		-
Total Liabilities and Members' Equity (Deficit)	$	65,587

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

COMPOUND PROJECTS, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE PERIOD FROM SEPTEMBER 23, 2019 (INCEPTION) TO DECEMBER 31, 2019

Revenues	$	-
Operating expenses		
Operating expenses		-
Total expenses		-
Net Loss	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

COMPOUND PROJECTS, LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)
FOR THE PERIOD FROM SEPTEMBER 23, 2019 (INCEPTION) TO DECEMBER 31, 2019

Balance at September 23, 2019 (Inception)	$	-
Capital Contributions		-
Distributions		-
Net Loss		-
Balance at December 31, 2019	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

COMPOUND PROJECTS, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM SEPTEMBER 23, 2019 (INCEPTION) TO DECEMBER 31, 2019

	Compound Projects, LLC
Cash Flows from Operating Activities	
Net Loss	$ -
Net Cash Used In Operating Activities	-
Cash Flow From Investing Activities	
Deposit for real estate acquisition	(44,500)
Net Cash Provided by Investing Activities	(44,500)
Cash Flows From Financing Activities	
Advances from related party	65,587
Offering costs	(21,087)
Net Cash Used In Financing Activities	44,500
Net Change In Cash	-
Cash at Beginning of Period	-
Cash at End of Period	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

COMPOUND PROJECTS, LLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019

1.   ORGANIZATION

Compound Projects, LLC (the "Company") is a series limited liability company organized September 23, 2019 under the laws of Delaware that has been formed to permit public investment in individual real estate properties, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability company interests, or "Series", that we intend to establish. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law.

As of December 31, 2019, the Company had not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

Series #Reach

On October 16, 2019, the Company established its first Series known as Series #Reach for the purpose of acquiring Unit #1805 in the Reach Brickell City Center, located at 68 SE 6th Street, Miami, Florida (the "Series Reach Property") through its wholly owned subsidiary, Compound Reach 1805, LLC, a Delaware LLC (the "Series Reach Property Subsidiary").

On October 21, 2019, Compound entered into a purchase and sale agreement to acquire the Series #Reach Property on behalf of Series #Reach for $445,000. Upon entering into the purchase and sale agreement, Compound placed a $5,000 deposit into an escrow account held by Cohen Pessoa Law Group. Additional deposits of $20,000 and $19,500 were made by Compound on October 31, 2019 and December 16, 2019, respectively. The purchase and sale agreement required the closing of the acquisition of the Series Reach Property to occur on or before January 21, 2020 (the "Property Closing Date").

On November 6, 2019, Compound assigned it rights under the purchase and sale agreement to Compound Reach 1805 LLC. The deposits made by Compound will be reimbursed at the Closing of the Series #Reach Offering.

As of December 31, 2019, the Company had authorized 100,000 Series Reach Interests. As of December 31, 2019, no Series Reach Interests have been issued and no Series Reach Interests are outstanding.

2.   MEMBERS' EQUITY

The Company is managed by Compound Asset Management, LLC, a New York limited liability company (the "Manager"). Pursuant to the terms of the Company's limited liability operating agreement (the "Operating Agreement"), the Manager will provide certain management and advisory services to the Company and to each of its Series and their subsidiaries, as well as a management team and appropriate support personnel. The Manager is a wholly owned subsidiary of Compound Asset Management, Inc. ("Compound"), a privately held company that commenced operations in February 2018.

The Manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The Manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in respect of the Series in which they are invested.

The Manager has sole discretion in determining what distributions, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to make distributions on a semi-annual basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Reporting, Use of Estimates, and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual results could differ from those estimates. The accompanying consolidated financial statements include the accounts of Compound Projects, LLC as well as its Series Reach. All significant intercompany transactions have been eliminated in consolidation.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease.

Organizational Costs

In accordance with FASB Accounting Standards Codification ("ASC") 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

The Company will reimburse its Manager up to 2% of gross offering proceeds per Series offering for offering costs from the proceeds from each Series offering. As of December 31, 2019, our Manager has incurred $21,087 of offering expenses of behalf of our Company of which $9,600 was allocated to Series #Reach and will be reimbursed from proceeds of the Series #Reach offering.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the consolidated financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

4. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months is dependent upon the Company's ability to raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

5. RELATED PARTY TRANSACTIONS

On October 21, 2019, Compound entered into a purchase and sale agreement to acquire the Series #Reach Property on behalf of Series #Reach for $445,000. On November 6, 2019, Compound assigned it rights under the purchase and sale agreement to Compound Reach 1805 LLC. As of December 31, 2019, the Manager had made a total of $44,500 in deposits toward the purchase and sale of the Series #Reach Property of which the Company is expected to reimburse to the Manager. As of December 31, 2019, the total amount of reimbursements due to the Manager for offering expenses the Manager incurred on behalf of the Company and deposits toward the purchase and sale of the Series #Reach Property was $65,587, which is payable on demand and bears no interest.

6. RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 5, 2020, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements, except as set forth below.

Series #Reach Property Acquisition & Acquisition Loan

On January 21, 2020 (the "Property Closing Date"), Series #Reach completed the acquisition of the Series #Reach Property. To pay the $405,078 balance of the Series #Reach Property purchase price, including $4,578 in closing costs, Series #Reach borrowed funds from our Manager in the amount of $449,578 (the "Acquisition Loan"). We issued a promissory note to our Manager in the amount of $449,578, which amount included the deposits to the Seller of $44,500 that were made by our Manager and $405,078 that was required to complete the acquisition of the Series #Reach Property.

The Acquisition Loan has a maturity date of 18 months from the Property Closing Date and does not bear any interest. It is expected that the Acquisition Loan will be repaid through future closings of Series #Reach Offering or through an additional, future Series #Reach offering. In the event that the Acquisition Loan is not repaid in full prior to its maturity date, any outstanding balance under the Acquisition Loan will be converted into Series #Reach Interests on the same terms as provided to investors in this Offering.

As of June 5, 2020, the Company had repaid $350,000 of the Acquisition Loan using proceeds received from the sale of Series #Reach Interests. The remaining balance of the Acquisition Loan as of June 5, 2020 is $99,078

Series #Reach Lease

On April 6, 2020, the Series Reach Property Subsidiary entered into a lease agreement (the "Lease") for the Series #Reach Property. The Lease has a 12-month term beginning on May 1, 2020 and ending on April 30, 2021 with a monthly rent of $2,750.

Subscriptions

As of June 5, 2020, the Company had issued 84,932 Series #Reach Interests with additional subscriptions of 11,255 shares that have been received by the Company but not yet settled.

.

EXHIBIT D
Offering Page found on Intermediary's Portal



Company Name	44 East – Austin

Logo	

Headline	Invest in 44 East, one of Austin's most spectacular new residential condos.

Cover photo	

Hero Image	

Pitch text

The Property



A study in urban sophistication, 44 East Ave, a 49-story, 322-unit residential condominium has been designed to make the most of the unique location and to **fully capture the spectacular views** of Lady Bird Lake and downtown Austin — a bridge between the natural environment and the city. Every detail of each floor plan has been carefully considered and designed to take advantage of the expansive view from each home.





A multitude of gathering spaces comprise over **13,000 square feet of beautiful common areas and amenity spaces**, all designed by award-winning architect Michael Hsu Office of Architecture. Outside, "green" exterior walls and massive heritage trees blend seamlessly with the lake, park, and Austin's downtown.



The **lobby is highlighted by the glass atrium** which amplifies the neighboring park, water, and urban settings.





* All images are renderings

Our Unit

Unit #2211, a **768 square foot, one bedroom, one bath apartment** with South-facing views of Lady Bird Lake.



The kitchen includes premium Bosch appliances with Itakraft millwork and cabinetry that is **both elegant and more efficient** than is typically found in condominium homes.



The elegant bathroom includes **engineered stone tile** blanketing the walls and floor.





* All images are renderings.

Floor Plan



Unit 2211 | 768

Sq. Ft. | 1 Bedroom | 1 Bathroom

The Offering

We think everybody should be able to participate in the growth and prosperity of the cities and neighborhoods they are helping to build.

Compound is the easy way to build a diversified portfolio of beautiful apartments in some of the world's best cities. **Compound slices each apartment into 100,000 equity interests** so investors can realize the economic benefits of ownership without the hassles and headaches. Receive potential dividends from **rental income** and **build wealth** through potential appreciation.

Financial Overview

On January 7th, 2020 we entered into a purchase and sale agreement to acquire unit 2211 for $570,750. We have estimated a total capitalization for the acquisition to be $645,000 which includes closing costs associated with the purchase of the property, offering costs, (for this offering and potentially other equity offerings), fees paid to Republic, and operating and capital reserves. In the event that we have overestimated the total capital required, we intend to distribute any excess capital to investors. The closing of the acquisition is expected to take place in the Fall of 2021.

Following the completion of the purchase and sale, we intend to lease the apartment and operate as a traditional rental unit. Once the

property is rented, we intend to make semi-annual dividend payments based on cash available.

	Monthly	Annual	Per Sq.Ft.
Rental Revenue	$3,300	$39,600	$51.56
Vacancy	-$165	-$1,980	-$2.58
Operating Expenses	-$1,900	-$22,800	-$29.69
Cash Flow	$1,235	$14,820	$19.30
Yield		**2.30%**	

* All financial figures are estimates only. These estimates are not based on actual investment results and are not guaranteed of future results.

Returns

We intend to hold the property for a period of 3-5 years after we complete the acquisition. Total return on investment will consist of a combination of current income that will be received during the time we hold this property and capital appreciation that may be realized when we sell the property.

Please refer to the FAQs for more information about return estimates.

The Location

44 East Avenue, Austin, Texas


CHERRYWOOD
UT Tower
LBJ Presidential Library
Temporarily closed
MoPac Expy
Bullock Texas State
History Museum
Temporarily closed
E Martin Luther King Jr Blvd
WEST END
DOWNTOWN
AUSTIN
CENTRAL
EAST AUSTIN
Zilker Park
Austin
EAST AUSTIN
Auditorium
Shores at
Town Lake...
44 East Avenue
E Cesar Chavez St
ZILKER
BOULDIN CREEK
Colorado River
S Lakeshore Blvd
Roy G.
Guerrero
Colorado
River Metro...
TRAVIS HEIGHTS
St. Edward's
University
EAST RIVERSIDE
- OLTORF

Austin



Austin is the "**Live Music Capital of the World**", the capital of Texas and also the home of the University of Texas at Austin. Over the past 25 years, Austin has emerged as a **center for technology and business**. A number of Fortune 500 companies have headquarters or regional offices in Austin, including Amazon, Apple, Google, and Whole Foods Market. Dell's worldwide headquarters is located in the nearby suburb of Round Rock.



Inc.'s recently published "50 Best U.S. Cities for Starting a Business in 2020," **Austin topped the charts at number one** (which surprised nobody). Rankings considered a number of factors, including job creation, early-stage funding deals, and population growth, among other indicators.





It isn't just the corporate and startup types who love Austin, but **plenty of celebrities are choosing to make Austin their homes**, too. Matthew McConaughey, Ciara, Owen Wilson, Sandra Bullock, Lance Armstrong, Andy Roddick and Elijah Wood are long-time residents.



Rainey Street Historic District

The Rainey Street Historic District is a neighborhood of historic homes, many of them bungalow style, in downtown Austin. **Rainey Street is lined with craftsman houses that are actually bars**, string-light covered patios, food trucks, craft cocktails, and a constant stream of people looking to party.



But fear not, Rainey Street has definitely not lost its charm; homey bungalows and fairy lights line the patios. This area embodies the ideal combination; giving you **neighborhood feels and an itch to party** all at the same time.





Market Data

Home values in Austin have appreciated by 63.8% over the past 10 years including 4.2% over the past year.



	1 Year	3 Year	5 Year	10 Year
Austin	4.22%	13.73%	30.20%	63.82%
U.S	4.26%	16.61%	30.49%	42.46%

* **Zillow Home Value Index (ZHVI)**: A smoothed, seasonally adjusted measure of the typical home value and market changes across a given region and housing type. Based on data as of 4/30/2020.

Rental rates in Austin have appreciated by 13.1% over the past 10 years including 2.2% over the past year.



	1 Year	3 Year	5 Year
Austin	2.2%	7.7%	13.1%
U.S	2.9%	10.0%	18.3%

*__Zillow Observed Rent Index (ZORI)__: A smoothed measure of the typical observed market rate rent across a given region. Based on data as of 4/30/2020.

Team

	Jesse Stein	COO
	Janine Yorio	CEO
	TJ Kawamura	Product
	Julia Schwartz	Biz Dev
	Jawwad Khan	Biz Dev
	Kostas Ketikidis	Investor Relations
	David Felipe	Design
	Ahnaf Taha	Intern
	Dominic Jankovic	Engineering

Perks

FAQ

What is Compound?	Compound Asset Management, LLC ("Compound"), a subsidiary of Republic Real Estate, is a real estate asset management company led by an experienced team of real estate veterans. Compound is the managing member of Compound Projects, a real estate investment company that acquires and manages residential condominiums in major U.S. real estate markets.
What am I investing in?	You are investing in a single condominium unit, the ownership of which has been divided into 100,000 equity shares. For example, if you buy 10,000 shares, you would own 10% of that condominium's stock.

Who owns the property?	The property is owned by Compound Projects, LLC. When you invest in a condominium, you become a shareholder in a sub-company (a Series) of Compound Projects, LLC that owns a specific condominium.
How do you select properties?	We target certain cities that we feel have extraordinary catalysts for appreciation potential. We then seek out condominium units in our favorite buildings that we can acquire at a price that makes sense.
Who handles the property management?	Compound typically engages local property management firms to handle leasing and day to day property management. In addition, most of our properties are in full service condominium buildings that provide maintenance services.
Can I visit the property?	Feel free to walk by but we can't allow all of our shareholders access to the property.
Why is there a discrepancy between the purchase price and the offering amount?	The offering amount includes operating and capital reserves, closing costs, and offering costs.
What tax forms do I receive?	At the end of every year, investors will receive an annual 1099-DIV
Can I redeem my investment?	We do not currently offer a redemption program.
How do I get my money back?	When we sell a property we will distribute proceeds to investors pro-rata based upon the number of shares you own. We intend to hold the property for 3 to 5 years. Deciding when to sell the property will be at Compound's discretion.
How can I monitor the performance of my investment?	We will provide bi-annual reports which will include financial performance. We will also provide ongoing updates if there are any material changes to the property or its operations.

What is the tax structure? Will dividends be taxable as ordinary income?	Each Series of Compound Projects, LLC will elect to be taxed as a real estate investment trust (REIT). Unless your investment is held in a qualified tax-exempt account, your dividends will generally have tax implications. Dividends will typically come in three forms – (i) return of capital dividends (which are generally not taxed and instead reduce your tax basis for future capital gain consideration), (ii) capital gain dividends (which are generally taxable at long-term capital gain rates), or dividends from current or accumulated earnings or profits (which are generally taxed at ordinary income rates). This allows for depreciation to be passed through to investors up to an amount equal to the net income (can reduce taxable income to zero, but won't result in a pass-through loss). However, because each investor's tax considerations are different, we recommend that you consult with your tax advisor.
What fees does Compound charge?	Compound does not charge any asset management fees. We also do not take a piece of the profits.
Are these investments focused on income or appreciation?	We are primarily focused on sourcing opportunities that have the potential for capital appreciation. Many types of real estate are valued based on income multiples (cap rates) or dividend yields- and there's plenty of options for investors who are looking for income. Urban condominiums on the other hand, are valued based on supply and demand and using metrics such as price per square foot. This creates the opportunity for enhanced appreciation. Income and appreciation potential are directly linked (in opposite directions). Think about growth stocks like Netflix or Amazon. They don't pay dividends and no one invests in these companies for the income- they invest for the appreciation. Condos are the same- you invest to capture future appreciation, not to clip coupons.
Do I receive dividends?	We intend to make semi-annual dividend payments based on cash available (after reserves.)
What if a property needs more money? Are there any capital calls?	No additional cash outlays or capital calls are required. In the rare event that shortfalls exceed the reserves, then Compound can lend money to the project to fund the shortfall.
What are the returns?	At Compound, we're realists. That means we don't make up numbers. What we do, put very simply, is find condominiums that we can buy at prices that make sense. How do we determine if a purchase price makes sense? Well, first of all, we've done this before. Our team is made up of people who have a few decades of professional real estate experience (each!). Together, we take a hard look at supply (new units coming to market) and demand (new household formation and market occupancy). We look at what other similar units have sold for (comparable sales) and we look at current market conditions (average rents, market occupancies, and operating expenses.) Then, we compare the price we believe the unit is worth against the asking price--and we negotiate to acquire a property at a price that we think is attractive from a value perspective.

What about traditional real estate metrics such as cap rate or cash on cash?	Of course, we know what they are, and we acknowledge that in most real estate investments, they're incredibly important. But the cold, hard truth is that when it comes to condominiums, they're almost irrelevant. Condos do not sell on the basis of their ability to generate income. Instead, their value is largely based upon supply and demand. Think of condominiums more like a commodity--like oil or gold--that have both a real-world value and an economic value that makes them a store of wealth. When the market thinks they are rare, their value increases. Neither oil nor gold throws off any current income, and yet, they are very valuable assets to own.
How about IRR?	Investors love to talk about IRR (or internal rate of return). But guess what? There are really only a few facts that can be known with certainty in real estate investment: where the property is located, how big it is, and what you pay for it. Everything else, from future rents to projected returns, are little more than fantasy--right up there with unicorns and UFOs.
	IRR can only be calculated using assumptions about the future. Who can really predict the future? Since we lost all faith in both Zoltar and our Magic 8 ball, we instead rely on the things we know.
	We admit that we have no idea what interest rates or inflation---or what economic policy will be in five years. And guess what? Neither does Blackstone or any other real estate asset manager. Which is why any deal that is touting its projected IRR is always accompanied by lengthy disclaimers in tiny print which says, quite plainly, that the projections are meaningless.
And Now for the Truth (The Market is King)	You know how magicians swear never to reveal the secrets of their tricks? We're about to become the rogue magician of the real estate investment industry.
	That's because you will have a hard time finding a real estate firm willing to admit that their ingenuity is actually a very tiny component of their success. Rather, real estate returns are mostly a matter of being in the right market at the right time.
	The equities world has already faced this reality, which is why more capital is being passively managed than ever before. But in real estate, every investor is a self-proclaimed genius. (They are always the best managers who can find the best "off-market" deals and blah blah blah.) We are happy to admit it: the markets we invest in will determine the majority of our returns. We will seek to buy at the best values possible in order to enhance those returns, but at the end of the day, you are investing in a market and, drum roll please, the market is king.
What happens if Compound goes out of business?	To be clear, your investment would be in a Series of Compound Projects, LLC. This investment does not represent an investment in Compound Asset Management ("Compound"), the Manager of Compound Projects. If Compound goes bankrupt then Compound will assist in making an orderly transition of the management of Compound Projects, or may elect to sell the property and distribute the proceeds to shareholders.
Who can invest?	**Investors in the campaign must be U.S. citizens with a valid U.S. bank account. All investors will be required to submit a W-9 before their investment is finalized.**

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

COMPOUND PROJECTS, LLC
SERIES #44 EAST
a Delaware series limited liability company

SUBSCRIPTION DOCUMENTS BOOKLET

Investor: «=investor.name»

COMPOUND PROJECTS, LLC
SERIES #44 EAST
(the "**Company**")

Table of Contents to Subscription Agreement Booklet

UPON DECIDING TO PURCHASE SERIES #44 EAST INTERESTS IN THE COMPANY, PLEASE COMPLETE THE DOCUMENTS BELOW USING THE PORTAL MAINTAINED BY THE INTERMEDIARY HOSTING THE OFFERING:

Table of Contents

SUBSCRIPTION AGREEMENT *3*

This document is your application to purchasing an interest in the Company. THE SUBSCRIPTION AGREEMENT MUST BE READ IN ITS ENTIRETY. IT CONTAINS VARIOUS STATEMENTS, REPRESENTATIONS, WARRANTIES, AND COVENANTS.

Exhibit A - SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT *13*

This document is attached to the Company's Operating Agreement to show the Subscriber's consent and membership to it.

Exhibit B – Substitute Form W-9 .... *16*

This document is a necessary tax form each Subscriber must complete so that the Company may make distributions.

Exhibit C – Registration Instructions *17*

This document provides the Company with the name(s) the Subscriber(s) will holder their interest in the Company.

Exhibit D – Power of Attorney *18*

This provides the Company the ability to affix Subscribers' signature on to documents as necessary and appropriate with regard to the Company.

This Subscription Documents Booklet will be electronically provided to the Company upon the close of the Offering.

SUBSCRIPTION AGREEMENT
SERIES #44 EAST, A SERIES OF COMPOUND PROJECTS, LLC

Compound Asset Management, LLC
Managing Member of Compound Projects, LLC
335 Madison Avenue, 16th Floor
New York, NY 10017

Ladies and Gentlemen:

    1. **Subscription**.

        1.1. The undersigned (the "**Subscriber**"), intending to be legally bound, hereby irrevocably agrees to purchase from Compound Projects, LLC, a Delaware series limited liability company (the "**Company**"), the number of Interests in Series #44 East (the "**Series #44 East Interests**") set forth on the front of this Subscription Agreement at a purchase price of $6.45 per Series #44 East Interest for the aggregate purchase price set forth on the front page hereto (the "**Subscription Price**") on the terms and conditions of the Limited Liability Company Agreement governing the Company, as amended from time to time (the "**Operating Agreement**"), a copy of which the Subscriber has received and read. This subscription is submitted to Compound Asset Management, LLC, the managing member of the Company and Series #44 East (the "**Manager**") by the Subscriber in accordance with and subject to the terms and conditions described in this Subscription Agreement, relating to the Reg CF offering by the Company (the "**Offering**") of up to 30,000 Series #44 East Interests for maximum aggregate gross proceeds of $193,500 ("**Maximum Offering Amount**").[1]

        1.2. The closing of the Offering (the "**Closing**") will occur on the Offering deadline listed in the Form C or, if the Manager decides otherwise, the earliest to occur of (i) the date subscriptions for the Maximum Offering Amount have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Minimum Offering Amount have been accepted *provided in either case* the Manager provides proper notice pursuant to Reg. CF Rule 304(b). If the Closing has not occurred, the Offering shall be terminated (i) August 31, 2020, which period may be extended by the Manager in its sole discretion, or (ii) on any date on which the Manager elects to terminate the Offering in its sole discretion (the "**Termination Date**").

    2. **Payment**. Concurrent with the execution hereof, the Subscriber authorizes Prime Trust, LLC, a Nevada trust as escrow agent for the Company's Offering (the "**Escrow Agent**"), to request the Subscription Price from the Subscriber.   The Escrow Agent to maintain all such funds for the Subscriber's benefit in a segregated non-interest-bearing account until the earliest to occur of: (i) the Closing, (ii) the rejection of such subscription or (iii) the Termination Date.

    3. **Termination of Offering or Rejection of Subscription**.

---

[1] The total amount of Series #44 East Interests issued in this offering may exceed 30,000 as the intermediary for this offering is entitled to two percent (2%) of all securities sold, this means the maximum amount of Series #44 East Interests that may be issued in this offering is 30,600.

compound.

3.1. In the event that the Company does not affect the Closing on or before the Termination Date (as amended), the Escrow Agent will promptly refund the Subscription Price paid by the Subscriber, without deduction, offset or interest accrued thereon and this Subscription Agreement shall thereafter be of no further force or effect.

3.2. The Subscriber understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for Series #44 East Interests, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Subscriber of notice of acceptance of this subscription. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause the Escrow Agent to return promptly the rejected Subscription Price or the rejected portion thereof to the Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

4. **Acceptance of Subscription**. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (a) the Company has the unconditional right, exercisable in its sole and absolute discretion, to accept or reject this Agreement in whole or in part; (b) subscriptions need not be accepted in the order received; (c) all subscriptions are subject to prior sale, withdrawal, modification or cancellation of the Offering by the Company; (d) no subscription will be valid unless and until accepted by the Company; (e) this Agreement will be deemed to be accepted by the Company only when it is signed by an authorized representative of the Company on behalf of the Company; and (f) notwithstanding anything in this Agreement to the contrary, the Company has no obligation to issue the Membership Interests to any person to whom the issuance of the Membership Interests would constitute a violation of any federal or state securities laws.

5. **Representations and Warranties, Acknowledgments, and Agreements**. The Subscriber hereby acknowledges, represents, warrants and agrees to and with the Company, Series #44 East and the Manager as follows:

5.1. The Subscriber is aware that an investment in the Series #44 East Interests involves a significant degree of risk, and has received and carefully read the Offering Memorandum and, in particular, the "Risk Factors" section therein. The Subscriber understands that the Company is subject to all the risks applicable to early-stage companies, whether or not set forth in such "Risk Factors". The Subscriber acknowledges that no representations or warranties have been made to it or to its advisors or representatives with respect to the business or prospects of the Company, Series #44 East, or their financial condition.

5.2. The offering and sale of the Series #44 East Interests has not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws. The Subscriber understands that the offering and sale of the Series #44 East Interests is intended to be exempt from registration under the Securities Act, by virtue of Regulation CF of the Securities Act of 1933 thereof, based, in part, upon the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement. The Subscriber is purchasing the Series #44 East Interests for its own account for investment purposes only and not with a view to or intent of resale or distribution thereof in violation of any applicable securities laws, in whole or in part.

5.3. The Subscriber acknowledges that neither the SEC nor any state securities commission or other regulatory authority has passed upon or endorsed the merits of the offering of the Series #44 East Interests.

5.4. In evaluating the suitability of an investment in the Series #44 East Interests, the Subscriber has not relied upon any representation or information (oral or written) other than as set forth on https://republic.co/44-east together with any attached exhibits including, the Operating Agreement and this Subscription Agreement.

5.5. Except as previously disclosed in writing to the Company, the Subscriber has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Subscription Agreement or the transactions contemplated hereby and the Subscriber shall be solely liable for any such fees and shall indemnify the Company with respect thereto pursuant to Section 6.

5.6. The Subscriber, together with its advisors, if any, has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable it to utilize the Offering Memorandum to evaluate the merits and risks of an investment in the Series #44 East Interests and the Company and to make an informed investment decision with respect thereto.

5.7. No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Subscriber or any of the Subscriber's affiliates is required for the execution of this Subscription Agreement or the performance of the Subscriber's obligations hereunder, including, without limitation, the purchase of the Series #44 East Interests by the Subscriber.

5.8. The Subscriber has adequate means of providing for such Subscriber's current financial needs and foreseeable contingencies and has no need for liquidity of its investment in the Series #44 East Interests for an indefinite period of time.

5.9. The Subscriber (a) if a natural person, represents that the Subscriber has reached the age of 18 (or such other age as required by their state of residence) and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof; or (b) if a corporation, partnership, or limited liability company or other entity, represents that such entity was not formed for the specific purpose of acquiring the Series #44 East Interests, such entity is duly organized, validly existing and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the Series #44 East Interests, the execution and delivery of this Subscription Agreement has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or (c) if executing this Subscription Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation, or limited liability company or partnership, or other entity for whom the Subscriber is executing this Subscription Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company, and represents that this Subscription Agreement constitutes a legal, valid and binding obligation of such entity. The execution and delivery of this Subscription Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Subscriber is a party or by which it is bound.

5.10. Any power of attorney of the Subscriber granted in favor of the Manager contained in the Operating Agreement has been executed by the Subscriber in compliance with the laws of the state, province or jurisdiction in which such agreements were executed.

5.11. The Subscriber is either (a) a natural person resident, (b) a partnership, corporation or limited liability company organized under the laws of the United States, (c) an estate of which any executor or administrator is a U.S. person, (d) a trust of which any trustee is a U.S. person, (e) an agency or branch of a foreign entity located in the United States, (f) a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person, or (g) a partnership or corporation organized or incorporated under the laws of a foreign jurisdiction that was formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act. The Subscriber is not (i) a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States, (ii) an estate of which any professional fiduciary acting as executor or administrator is a U.S. person if an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate and the estate is governed by foreign law, (iii) a trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person, (iv) an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country, or (v) an agency or branch of a U.S. person located outside the United States that operates for valid business reasons engaged in the business of insurance or banking that is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

5.12. Any information which the Subscriber has heretofore furnished or is furnishing herewith to the Company is true, complete and accurate and may be relied upon by the Manager, or the Company in particular, in determining the availability of an exemption from registration under federal and state securities laws in connection with the Offering. The Subscriber further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of the Series #44 East Interests.

5.13. The Subscriber is not, nor is it acting on behalf of, a "benefit plan investor" within the meaning of 29 C.F.R. § 2510.3-101(f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974 (such regulation, the "**Plan Asset Regulation**", and a benefit plan investor described in the Plan Asset Regulation, a "**Benefit Plan Investor**"). For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Internal Revenue Code applies and any entity, including any insurance company general account, whose underlying assets constitute "plan assets", as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor's investment in such entity.

5.14. The Subscriber is satisfied that the Subscriber has received adequate information with respect to all matters which it or its advisors, if any, consider material to its decision to make this investment.

5.15. Within five (5) days after receipt of a written request from the Manager, the Subscriber will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

5.16. THE SERIES #44 EAST INTERESTS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE SERIES #44 EAST INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY THE OPERATING AGREEMENT. THE SERIES #44 EAST INTERESTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM OR THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

5.17. The Subscriber should check the Office of Foreign Assets Control ("**OFAC**") website at http://www.treas.gov/ofac before making the following representations. The Subscriber represents that the amounts invested by it in the Company in the Offering were not and are not directly or indirectly derived from activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at http://www.treas.gov/ofac. In addition, the programs administered by OFAC (the "**OFAC Programs**") prohibit dealing with individuals, including specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs, or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists. Furthermore, to the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a country, territory, individual or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Please be advised that the Company may not accept any amounts from a prospective investor if such prospective investor cannot make the representation set forth in the preceding paragraph. The Subscriber agrees to promptly notify the Company should the Subscriber become aware of any change in the information set forth in these representations. The Subscriber understands and acknowledges that, by law, the Company may be obligated to "freeze the account" of the Subscriber, either by prohibiting additional subscriptions from the Subscriber, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and the Company may also be required to report such action and to disclose the Subscriber's identity to OFAC. The Subscriber further acknowledges that the Company may, by written notice to the Subscriber, suspend the redemption rights, if any, of the Subscriber if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company or any of the Company's other service providers. These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

5.18. To the best of the Subscriber's knowledge, none of: (a) the Subscriber; (b) any person controlling or controlled by the Subscriber; (c) if the Subscriber is a privately-held entity, any person having a beneficial interest in the Subscriber; or (d) any person for whom the Subscriber is acting as agent or nominee in connection with this investment is a senior foreign political figure, or an immediate family member or close associate of a senior foreign political figure. A "senior foreign political figure" is a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a "senior foreign political figure" includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure. "Immediate family" of a senior foreign political figure typically includes the figure's parents, siblings, spouse, children and in-laws. A "close associate" of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

5.19. If the Subscriber is affiliated with a non-U.S. banking institution (a "**Foreign Bank**"), or if the Subscriber receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, the Subscriber represents and warrants to the Company that: (a) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (b) the Foreign Bank maintains operating records related to its banking activities; (c) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (d) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

5.20. The Subscriber has read and reviewed the confidentiality provisions found in Article XIV of the Company's Operating Agreement, which are hereby incorporated by reference and the Subscriber affirms their understanding and consent to.

5.21. Each of the representations and warranties of the parties hereto set forth in this Section 5 and made as of the date hereof shall be true and accurate as of the Closing applicable to the subscription made hereby as if made on and as of the date of such Closing.

6. **Indemnification**. The Subscriber agrees to indemnify and hold harmless the Company, Series #44 East, the Manager and their respective officers, directors, employees, agents, members, partners, control persons and affiliates (each of which shall be deemed third party beneficiaries hereof) from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation or warranty, or misrepresentation or omission to state a material fact, or breach by the Subscriber of any covenant or agreement made by the Subscriber herein or in any other document delivered in connection with this Subscription Agreement. Notwithstanding the foregoing, no representation, warranty, covenant or acknowledgment made herein by the Subscriber shall be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

7. **Irrevocability; Binding Effect**. The Subscriber hereby acknowledges and agrees that the subscription hereunder is irrevocable by the Subscriber, except as required by applicable law, and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. If the Subscriber is more than one person, the obligations of the Subscriber hereunder shall be joint and several and the agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person's heirs, executors, administrators, successors, legal representatives, and permitted assigns.

8. **Modification**. This Subscription Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

9. **Assignability**. This Subscription Agreement and the rights, interests and obligations hereunder are not transferable or assignable by the Subscriber and the transfer or assignment of the Series #44 East Interests shall be made only in accordance with all applicable laws and the Operating Agreement. Any assignment contrary to the terms hereof shall be null and void and of no force or effect.

10. **Applicable Law and Jurisdiction**. This Subscription Agreement and the rights and obligations of the Subscriber arising out of or in connection with this Subscription Agreement, the Operating Agreement and the Offering Memorandum shall be construed in accordance with and governed by the internal laws of the State of New York without regard to principles of conflict of laws. The Subscriber (a) irrevocably submits to the non-exclusive jurisdiction and venue of the state and federal courts sitting in New York, NY, in any action arising out of this Subscription Agreement, the Operating Agreement and the Offering Memorandum and (b) consents to the service of process by mail.

11. **Use of Pronouns**. All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require.

12. **Miscellaneous**.

12.1. Sections 15.1 (Addresses and Notices) and 15.2 (Further Action) of the Operating Agreement are deemed incorporated by reference into this Subscription Agreement.

12.2. This Subscription Agreement, together with the Operating Agreement, constitutes the entire agreement between the Subscriber and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

12.3. The covenants, agreements, representations and warranties of the Company and the Subscriber made, and the indemnification rights provided for, in this Subscription Agreement shall survive the execution and delivery hereof and delivery of the Series #44 East Interests, regardless of any investigation made by or on behalf of any party, and shall survive delivery of any payment for the Subscription Price.

12.4. Except to the extent otherwise described in the Offering Memorandum, each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants or others engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

12.5. This Subscription Agreement may be executed in one or more counterparts each of which shall be deemed an original (including signatures sent by facsimile transmission or by email transmission of a PDF scanned document or other electronic signature), but all of which shall together constitute one and the same instrument.

12.6. Each provision of this Subscription Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

12.7. Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

12.8. Words and expressions which are used but not defined in this Subscription Agreement shall have the meanings given to them in the Operating Agreement.

Subscription Agreement to subscribe for Series #44 East, a Series of Compound Projects, LLC

Legal Name of Subscriber

«=investor.name»

Number of Series #44 East Interests subscribed for

Total Purchase Price of Series #44 East Interests subscribed for

«=investment.amount»

Investor Information:

Address

City

State

Zip

Country

Email Address

«=investor.email»

<u>**EXHIBIT A - SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT**</u>

COMPOUND PROJECTS, LLC
SERIES #44 EAST INTERESTS

The Subscriber hereby elects to subscribe under the Subscription Agreement for the number and price of the Series #44 East Interests stated on the front page of this Subscription Agreement and executes the Subscription Agreement.

Print Name of Subscriber: «=investor.name»

By and Date:

Title of Authorized Signatory (if an entity):

Accepted:

SERIES #44 EAST, A SERIES OF COMPOUND PROJECTS, LLC
By: COMPOUND ASSET MANAGEMENT, LLC, as managing member

By and Date: «=issuer.signature»

Name: Janine Yorio

Title: Chief Executive Officer

EXHIBIT A – SIGNATURE PAGE TO OPERATING AGREEMENT

[Attached]

COUNTERPART SIGNATURE PAGE
TO
OPERATING AGREEMENT

Reference is made to the Second Amended and Restate Operating Agreement of the Company, dated as of June 1, 2020 (as may be amended from time to time, the "Operating Agreement"), by and among the Members of Compound Projects, LLC (the "Company").

The undersigned hereby executes this counterpart signature page to the Operating Agreement and authorizes this signature page to be attached as a counterpart signature page to the Operating Agreement.

The undersigned acknowledges that he/she/it is a Member for all purposes under the Operating Agreement and that, in such capacity, the undersigned will be bound by, and will be entitled to the rights and benefits of, the terms and provisions of the Operating Agreement.

By: «=investor.signature»
Name and Date: «=investor.name»
[ ] Check Box if Entity
[ ] Check Box if Co-Subscriber
By Co-Subscriber:
Name Co-Subscriber:

Exhibit B – Substitute Form W-9

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of Membership Interests must provide the Company with a correct Taxpayer Identification Number ("TIN"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1)   The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2)   I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)   I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

Subscriber

«=investor.name»   Co-Subscriber (if Applicable)

_____   _____

Signature: Signature:

_____   _____

Social Security or Tax Identification Number   Social Security or Tax Identification
Number

compound.

<u>Exhibit C – Registration Instructions</u>

Please print or type below the exact way in which the Subscriber desires the Certificates to be registered. Use multiple sheets if necessary.

NAME: «=investor.name»

Additional Name if Tenant in Common or Joint Tenants: _____

Mailing Address: _____

Social Security Number or other Taxpayer Identification Number: _____

Number   of   Membership   Interests   to   be   registered   in   above   name(s):
        _____

Legal form of ownership: (select one)

    __   Individual   __   Joint Tenants w/ Rights of Survivorship
    __   Tenants in Common   __   Other: _____

Exhibit D – Power of Attorney

The undersigned, as a Member, hereby makes, constitutes and appoints the Manager, Compound Asset Management, LLC, his, her or its true and lawful attorney-in-fact for him, her or it and in such Member's name, place and stead, to make, execute, sign, acknowledge, file for recording at the appropriate public offices and publish such documents as may be necessary to carry out the provisions of the Operating Agreement, including (i) the Operating Agreement, (ii) any Articles of Organization, and (iii) such other certificates or instruments as may be required by law, or are necessary to the conduct of the Company business. Each Member will execute and deliver to the Manager, within five (5) days after receipt of such person's written request therefor, such other and further powers of attorney and instruments as the Manager deems necessary to carry out the purpose of this Section. For the avoidance of any doubt, no Member will be required to deliver to the Manager any further powers of attorney or instruments if the subject power of attorney or instruments relates to an action required by the Operating Agreement to be approved by the Members until such time as the requisite percentage of the Members has approved such actions in accordance with the Operating Agreement.

The foregoing grant of authority is hereby declared to be irrevocable and a power coupled with an interest and will not be affected by the death or disability of any Member or the assignment by any Member of his, her or its Interest; <u>provided</u> that in the event of such assignment of a Member's entire interest, the foregoing power of attorney of an assignor Member will survive such assignment only until such time as the assignee is admitted to the Company as a Substitute Member and all required documents and instruments have been duly executed, filed and recorded to effect each substitution or until such time as the Company repurchases such Member's remaining rights as permitted in the Operating Agreement.

In the event of any conflict or inconsistency between the provisions of the Operating Agreement and any document executed, signed or acknowledged by the Manager or filed for recording or published pursuant to the power of attorney granted hereby, the Operating Agreement will govern except to the extent such document specifically amends the Operating Agreement.

By and Date: «=investor.signature»
Name: «=investor.name»
[ ] Check Box if Entity
[ ] Check Box if Co-Subscriber
By Co-Subscriber:
Name Co-Subscriber:

EXHIBIT F

LLC Agreement

FIRST AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
COMPOUND PROJECTS, LLC

This First Amended and Restated LIMITED LIABILITY COMPANY AGREEMENT OF COMPOUND PROJECTS, LLC, is dated as of June 1, 2020. Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in Section 1.1, Section 3.4 and Article VIII.

WHEREAS, the Company was formed on September 23rd, 2019 pursuant to, and in accordance with, the Delaware Limited Liability Company Act (6 Del. C. §§ 18-101 et seq.), as amended from time to time (the "Act"), by an authorized person, by the filing of a Certificate of Formation of the Company with the Secretary of State of the State of Delaware, and the Managing Member and the Initial Member hereby adopt and ratify the Certificate of Formation, as amended, and all acts taken by the authorized person in connection therewith.

WHEREAS, the Members executed the Company's original limited liability company agreement on October 15, 2019 (the "**Original Operating Agreement**").

WHEREAS, The Members now desire to amend and restate the Original Operating Agreement in the form of this First Amended and Restated Operating Agreement to fully set forth their agreements and understandings regarding the Company and to own and operate the Company in accordance with the terms of this Agreement.

NOW THEREFORE, Managing Member and the Members hereby agree as follows:

ARTICLE I - DEFINITIONS

Section 1.1   <u>Definitions</u>. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

Accredited Investor shall have the meaning defined in Rule 501 of the Securities Act of 1933, as amended.

Acquisition Expenses means in respect of each Series, the following fees, costs and expenses allocable to such Series (or such Series pro rata share of any such fees, costs and expenses allocable to the Company) and incurred in connection with the evaluation, discovery, investigation, development and acquisition of a Series Property, including brokerage and sales fees and commissions (but excluding any Brokerage Fee), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the Series Property was acquired using debt prior to completion of the closing on a Series property, technology costs, photography and videography expenses in order to prepare the profile for the Series Property to be accessible to investors via an online platform and any blue sky filings required in order for such Series to be made available to Members in certain states (unless borne by the Managing Member, as determined in its sole discretion) and similar costs and expenses incurred in connection with the evaluation, discovery, investigation and acquisition of a Series Property.

Additional Member means a Person admitted as a Member of the Company and associated with a Series in accordance with Article III as a result of an issuance of Interests of such Series to such Person by the Company.

Affiliate means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question. As used herein, the term **control** means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

Aggregate Ownership Limit means, for all Investors other than the Managing Member, the greater of (a) 9.8% of the aggregate Outstanding Interests of a Series, or (b) such other percentage set forth in the applicable Series, unless such Aggregate Ownership Limit is otherwise waived by the Managing Member in its sole discretion.

Agreement has the meaning assigned to such term in the preamble.

Allocation Policy means the allocation of revenues and expenses and costs that will be made amongst the various Series by the Manager. The Manager's allocation policy requires items that are related to a specific Series to be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of a Series Property, as determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

Beneficial Ownership shall mean ownership of Interests in a Series by a Person, whether the Interests are held directly or indirectly (including by a nominee), and shall include Interests that would be treated as owned through the application of Sections 856(h)(1) and/or 544 of the Code, as modified by Sections 856(h)(1)(B) and 856(h)(3) of the Code, *provided, however,* that in determining the number of Interests Beneficially Owned by a Person, no Interest shall be counted more than once. The terms "**Beneficial Owner,**" "**Beneficially Owns**" and "**Beneficially Owned**" shall have the correlative meanings.

Broker means any FINRA member which can transact in securities who has been appointed by the Company (and as the Managing Member may select in its reasonable discretion) and specified in any Series Designation to provide execution and other services relating to an Offering to the Company, or its successors from time to time, or any other broker in connection with any Offering.

Brokerage Fee means the fee payable to any Broker for the purchase by any Person of Interests in an Offering equal to an amount agreed between the Managing Member and a broker-dealer from time to time and specified in any Series Designation.

Business Day means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay at home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the City of New York are generally open for use by customers on such day.

Capital Contribution means with respect to any Member, the amount of cash and the initial Gross Asset Value of any other property contributed or deemed contributed to the capital of a Series by or on behalf of such Member, reduced by the amount of any liability assumed by such Series relating to such property and any liability to which such property is subject.

Certificate of Formation means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware.

Code means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

Company means Compound Projects, LLC, a Delaware series limited liability company, and any successors thereto.

Dead Deal Costs means all fees, costs and expenses incurred in connection with any Series Property proposals pursued by the Company, the Managing Member or a Series that do not proceed to completion.

Delaware Act means the Delaware Limited Liability Company Act, 6 Del. C. Section 18 101, *et seq*.

DGCL means the General Corporation Law of the State of Delaware, 8 Del. C. Section 101, *et seq*.

ERISA means the Employee Retirement Income Security Act of 1974.

Exchange Act means the Securities Exchange Act of 1934.

Expenses and Liabilities has the meaning assigned to such term in Section 5.5(a).

Free Cash Flow means any available cash for distribution generated from the net income received by a Series, as determined by the Managing Member to be in the nature of income as defined by U.S. GAAP, *plus* (i) any change in the net working capital (as shown on the balance sheet of such Series) (ii) any amortization to the relevant Series Property (as shown on the income statement of such Series) and (iii) any depreciation to the relevant Series Property (as shown on the income statement of such Series) and (iv) any other non-cash Operating Expenses *less* (a) any capital expenditure related to the Series Property (as shown on the cash flow statement of such Series) (b) any other liabilities or obligations of the Series, in each case to the extent not already paid or provided for and (c) upon the termination and winding up of a Series or the Company, all costs and expenses incidental to such termination and winding as allocated to the relevant Series in accordance with Section 6.4.

Form of Adherence means, with respect to the Initial Offering or Subsequent Offering, a subscription agreement or other agreement substantially in the form appended to the Offering Document pursuant to which a Member agrees to adhere to the terms of this Agreement or, in respect of a Transfer, a form of adherence or instrument of Transfer, each in a form satisfactory to the Managing Member from time to time, pursuant to which a Substitute Member agrees to adhere to the terms of this Agreement.

Governmental Entity means any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof.

Gross Asset Value means, with respect to any asset contributed by a Member to a Series, the gross fair market value of such asset as determined by the Managing Member.

Indemnified Person means (a) any Person who is or was an Officer of the Company or associated with a Series, (b) any Person who is or was a Managing Member or Liquidator, together with its officers, directors, members, shareholders, employees, managers, partners, controlling persons, agents or independent contractors, (c) any Person who is or was serving at the request of the Company as an officer, director, member, manager, partner, fiduciary or trustee of another Person; *provided*, that, except to the extent otherwise set forth in a written agreement between such Person and the Company or a Series, a Person shall not be an Indemnified Person by reason of providing, on a fee for services basis, trustee, fiduciary, administrative or custodial services, and (d) any Person the Managing Member designates as an Indemnified Person for purposes of this Agreement.

Individual Aggregate 12-Month Investment Limit means, with respect to any individual holder who is not qualified as an Accredited Investor, in any trailing twelve-month period, 10% of the greater of such holder's annual income or net worth or, with respect to any entity, 10% of the greater of such holder's annual revenue or net assets at fiscal year-end.

Initial Member means the Person identified in the Series Designation of such Series as the Initial Member associated therewith.

Initial Date shall mean the date of the closing of the Initial Offering of the Company.

Initial Offering means the first offering and issuance of Interests of any Series, other than the issuance to the Initial Member.

Interests means an interest in a Series issued by the Company that evidences a Members rights, powers and duties with respect to the Company and such Series pursuant to this Agreement and the Delaware Act.

Interest Designation has the meaning ascribed in Section 3.3(f).

Investment Advisers Act means the Investment Advisers Act of 1940.

Investment Company Act means the Investment Company Act of 1940.

Liquidator means one or more Persons selected by the Managing Member to perform the functions described in <u>Section 11.2</u> as liquidating trustee of the Company or a Series, as applicable, within the meaning of the Delaware Act.

Managing Member means, as the context requires, the managing member of the Company or the managing member of a Series.

Market Value means the total capitalization (including any debt) used for the acquisition of a Series Property including costs and expenses associated with acquiring and/or renovating a Series Property.

Member means each member of the Company associated with a Series, including, unless the context otherwise requires, the Initial Member, the Managing Member, each Member (as the context requires), each Substitute Member and each Additional Member.

National Securities Exchange means an exchange registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Exchange Act.

Offering means the offering or issuance of Interests of any Series, other than the issuance to the Initial Member.

Offering Document means, with respect to any Series or the Interests of any Series, the prospectus, offering memorandum, offering circular, offering statement, offering circular supplement, private placement memorandum or other offering documents related to an Offering of such Interests, in the form approved by the Managing Member and, to the extent required by applicable law, approved or qualified, as applicable, by any applicable Governmental Entity, including without limitation the U.S. Securities and Exchange Commission.

Offering Expenses means in respect of each Series, the following fees, costs and expenses allocable to such Series or such Series pro rata share (as determined by the Allocation Policy, if applicable) of any such fees, costs and expenses allocable to the Company incurred in connection with executing the Offering, consisting of underwriting, legal, accounting, escrow, custody and compliance costs related to a specific offering.

Officers means any executive, president, vice president, secretary, treasurer or other officer of the Company or any Series as the Managing Member may designate (which shall, in each case, constitute managers within the meaning of the Delaware Act).

One Hundred Members Date means the first day on which Interests are beneficially owned by 100 or more Persons within the meaning of Section 856(a)(5) of the Code.

Operating Expenses means in respect of each Series, the following fees, costs and expenses allocable to such Series or such Series' pro rata share (as determined by the Allocation Policy, if applicable) of any such fees, costs and expenses allocable to the Company:

   (a) any and all fees, costs and expenses incurred in connection with the management of a Series Property, including Home Ownership Association fees, income taxes, marketing, security and maintenance;

   (b) any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states and any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the SEC including periodic reports on Forms 1-K, 1-SA and 1-U;

   (c) any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Managing Member or a Property Manager, in connection with the Series Property;

   (d) any withholding or transfer taxes imposed on the Company or a Series or any of the Members as a result of its or their earnings, investments or withdrawals;

   (e) any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements;

   (f) any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or a Property Manager in connection with the affairs of the Company or a Series;

   (g) the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series;

   (h) any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Managing Member in connection with a Series;

   (i) the cost of the audit of the Company's annual financial statements and the preparation of its tax returns and circulation of reports to Economic Members;

   (j) the cost of any audit of a Series annual financial statements, the fees, costs and expenses incurred in connection with making of any tax filings on behalf of a Series and circulation of reports to Economic Members;

   (k) any indemnification payments to be made pursuant to Section 5.4;

   (l) the fees and expenses of the Company's or a Series' counsel in connection with advice directly relating to the Company's or a Series' legal affairs;

   (m) the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Managing Member in connection with the operations of the Company or a Series; and

   (n) any similar expenses that may be determined to be Operating Expenses, as determined by the Managing Member in its reasonable discretion.

Operating Expenses Reimbursement Obligation(s) has the meaning ascribed in <u>Section 6.3</u>.

Outstanding means all Interests that are issued by the Company and reflected as outstanding on the Company's books and records as of the date of determination.

Ownership Limits means the Series Interest Ownership Limit

Person means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, Governmental Entity or other entity.

Property Manager means the property manager of each of the Series Property as specified in each Series Designation or, its permitted successors or assigns, appointed in accordance with <u>Section 5.9</u>.

Record Date means the date established by the Managing Member for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Members associated with any Series or entitled to exercise rights in respect of any lawful action of Members associated with any Series or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

Record Holder or **holder** means the Person in whose name such Interests are registered on the books of the Company, or its transfer agent, as of the opening of business on a particular Business Day, as determined by the Managing Member in accordance with this Agreement.

REIT means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

SEC means the U.S. Securities and Exchange Commission.

Securities Act means the Securities Act of 1933.

Series has the meaning assigned to such term in <u>Section 3.3(a)</u>.

Series Property means, at any particular time, all assets, properties (whether tangible or intangible, and whether real, personal or mixed) and rights of any type contributed to or acquired by a particular Series and owned or held by or for the account of such Series, whether owned or held by or for the account of such Series as of the date of the designation or establishment thereof or thereafter contributed to or acquired by such Series.

Series Designation has the meaning assigned to such term in <u>Section 3.3(a)</u>.

Series Interest Ownership Limit shall mean not more than 9.8 percent (in value or in number of Interests, whichever is more restrictive) of the aggregate of the Outstanding Interests in a Series, or such other percentage determined by the Manager in accordance with <u>Section 4.5</u>.

Subsequent Offering means any further issuance of Interests in any Series, excluding the first Offering or any Transfer.

Substitute Member means a Person who is admitted as a Member of the Company and associated with a Series pursuant to Section 4.1(b) as a result of a Transfer of Interests to such Person.

Super Majority Vote means, the affirmative vote of the holders of Outstanding Interests of all Series representing at least two thirds of the total votes that may be cast by all such Outstanding Interests, voting together as a single class.

Transfer means, with respect to an Interest, a transaction by which the Record Holder of an Interest assigns such Interest to another Person who is or becomes a Member, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

U.S. GAAP means United States generally accepted accounting principles consistently applied, as in effect from time to time.

Section 1.2 Construction. Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to paragraphs, Articles and Sections refer to paragraphs, Articles and Sections of this Agreement; (c) the term include or includes means includes, without limitation, and including means including, without limitation, (d) the words herein, hereof and hereunder and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, (e) or has the inclusive meaning represented by the phrase and/or, (f) unless the context otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto, (g) references to any Person shall include all predecessors of such Person, as well as all permitted successors, assigns, executors, heirs, legal representatives and administrators of such Person, and (h) any reference to any statute or regulation includes any implementing legislation and any rules made under that legislation, statute or statutory provision, whenever before, on, or after the date of the Agreement, as well as any amendments, restatements or modifications thereof, as well as all statutory and regulatory provisions consolidating or replacing the statute or regulation. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

ARTICLE II - ORGANIZATION

Section 2.1 Formation. The Company has been formed as a series limited liability company pursuant to Section 18-215 of the Delaware Act. Except as expressly provided to the contrary in this Agreement, the rights, duties, liabilities and obligations of the Members and the administration, dissolution and termination of the Company and each Series shall be governed by the Delaware Act.

Section 2.2 Name. The name of the Company shall be Compound Projects, LLC. The business of the Company and any Series may be conducted under any other name or names, as determined by the Managing Member. The Managing Member may change the name of the

Company at any time and from time to time and shall notify the Members of such change in the next regular communication to the Members.

Section 2.3   Registered Office; Registered Agent; Principal Office; Other Offices. Unless and until changed by the Managing Member, the registered office of the Company in the State of Delaware shall be located at VCorp Services, LLC, 1811 Silverside Road, Wilmington, Delaware 19810, and the registered agent for service of process on the Company and each Series in the State of Delaware at such registered office shall be VCorp Services, LLC. The principal office of the Company shall be located at 335 Madison Avenue, 16th Floor, New York, New York 10017 or such other place as the Managing Member may from time to time designate by notice to the Members. Unless otherwise provided in the applicable Series Designation, the principal office of each Series shall be located at 335 Madison Avenue, 16th Floor, New York, New York 10017 or such other place as the Managing Member may from time to time designate by notice to the Members associated with the applicable Series. The Company and each Series may maintain offices at such other place or places within or outside the State of Delaware as the Managing Member determines to be necessary or appropriate.

Section 2.4   Purpose. The purpose of the Company and, unless otherwise provided in the applicable Series Designation, each Series shall be to (a) promote, conduct or engage in, directly or indirectly, any business, purpose or activity that lawfully may be conducted by a series limited liability company organized pursuant to the Delaware Act, (b) acquire and maintain a portfolio of residential properties and, to exercise all of the rights and powers conferred upon the Company and each Series with respect to its interests therein, and (c) conduct any and all activities related or incidental to the foregoing purposes.

Section 2.5   Powers. The Company, each Series and, subject to the terms of this Agreement, the Managing Member shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes described in Section 2.4.

Section 2.6   Power of Attorney.

(a) Each Member hereby constitutes and appoints the Managing Member and, if a Liquidator shall have been selected pursuant to Section 11.2, the Liquidator, and each of their authorized officers and attorneys in fact, as the case may be, with full power of substitution, as his or her true and lawful agent and attorney in fact, with full power and authority in his or her name, place and stead, to:

(i) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Formation and all amendments or restatements hereof or thereof) that the Managing Member, or the Liquidator, determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Company as a series limited liability company in the State of Delaware and in all other jurisdictions in which the Company or any Series may conduct business or own property; (B) all certificates, documents and other instruments that the

Managing Member, or the Liquidator, determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments that the Managing Member or the Liquidator determines to be necessary or appropriate to reflect the dissolution, liquidation or termination of the Company or a Series pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal or substitution of any Member pursuant to, or in connection with other events described in, ARTICLE III or ARTICLE XI; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any Interests of a Series issued pursuant to Section 3.3; (F) all certificates, documents and other instruments that the Managing Member or Liquidator determines to be necessary or appropriate to maintain the separate rights, assets, obligations and liabilities of each Series; and (G) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Company; and

(ii) execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Managing Member or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by any of the Members hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; *provided*, that when any provision of this Agreement that establishes a percentage of the Members or of the Members of any Series required to take any action, the Managing Member, or the Liquidator, may exercise the power of attorney made in this paragraph only after the necessary vote, consent, approval, agreement or other action of the Members or of the Members of such Series, as applicable.

Nothing contained in this Section shall be construed as authorizing the Managing Member, or the Liquidator, to amend, change or modify this Agreement except in accordance with ARTICLE XII or as may be otherwise expressly provided for in this Agreement.

(b) The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Member and the transfer of all or any portion of such Members Interests and shall extend to such Members heirs, successors, assigns and personal representatives. Each such Member hereby agrees to be bound by any representation made by any officer of the Managing Member, or the Liquidator, acting in good faith pursuant to such power of attorney; and each such Member, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Managing Member, or the Liquidator, taken in good faith under such power of attorney in accordance with this Section. Each Member shall execute and deliver to the Managing Member, or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as any of such Officers or the Liquidator determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Company.

Section 2.7   Term. The term of the Company commenced on the day on which the Certificate of Formation was filed with the Secretary of State of the State of Delaware pursuant to the provisions of the Delaware Act. The existence of each Series shall commence upon the effective date of the Series Designation establishing such Series, as provided in Section 3.3. The term of the Company and each Series shall be perpetual, unless and until it is dissolved or terminated in accordance with the provisions of ARTICLE XI. The existence of the Company as a separate legal entity shall continue until the cancellation of the Certificate of Formation as provided in the Delaware Act.

Section 2.8   Title to Properties. All Interests shall constitute personal property of the owner thereof for all purposes and a Member has no interest in specific assets of the Company or applicable Series Property. Title to any Series Property, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Series to which such asset was contributed or by which such asset was acquired, and none of the Company, any Member, Officer or other Series, individually or collectively, shall have any ownership interest in such Series Property or any portion thereof. Title to any or all of the Series Property may be held in the name of the relevant Series or one or more nominees, as the Managing Member may determine. All Series Property shall be recorded by the Managing Member as the property of the applicable Series in the books and records maintained for such Series, irrespective of the name in which record title to such Series Property is held.

Section 2.9   Certificate of Formation. The Certificate of Formation has been filed with the Secretary of State of the State of Delaware, such filing being hereby confirmed, ratified and approved in all respects. The Managing Member shall use reasonable efforts to cause to be filed such other certificates or documents that it determines to be necessary or appropriate for the formation, continuation, qualification and operation of a series limited liability company in the State of Delaware or any other state in which the Company or any Series may elect to do business or own property. To the extent that the Managing Member determines such action to be necessary or appropriate, the Managing Member shall, or shall direct the appropriate Officers, to file amendments to and restatements of the Certificate of Formation and do all things to maintain the Company as a series limited liability company under the laws of the State of Delaware or of any other state in which the Company or any Series may elect to do business or own property, and if an Officer is so directed, such Officer shall be an authorized person of the Company and, unless otherwise provided in a Series Designation, each Series within the meaning of the Delaware Act for purposes of filing any such certificate with the Secretary of State of the State of Delaware. The Company shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Formation, any qualification document or any amendment thereto to any Member.

ARTICLE III - MEMBERS, SERIES AND INTERESTS

Section 3.1   Members.

(a)   Subject to paragraph (b), a Person shall be admitted as a Member and Record Holder either as a result of an Initial Offering, Subsequent Offering, a Transfer or at such other time as determined by the Managing Member, and upon (i) agreeing to be bound by the terms of this Agreement by completing, signing and delivering to the Managing Member, a completed Form of Adherence, which is then accepted by the Managing Member, (ii) the prior written consent of the Managing Member, and (iii) otherwise complying with the applicable provisions of ARTICLE III and ARTICLE IV.

(b) The Managing Member may withhold its consent to the admission of any Person as a Member for any reason, including when it determines in its reasonable discretion that such admission could: (i) result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not Accredited Investors of any Series Interests, as specified in Section 12(g)(1)(A)(ii) of the Exchange Act, (ii) cause such Persons holding to be in excess of the Aggregate Ownership Limit, (iii) in any trailing 12-month period, cause the Persons' investment in all Interests (of all Series in the aggregate) to exceed the Individual Aggregate 12-Month Investment Limit, (iv) could adversely affect the Company or a Series or subject the Company, a Series, the Managing Member or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company, or subject the Company, any Series, the Managing Member or any of their respective Affiliates to any tax to which it would not otherwise be subject, (v) cause the Company to be required to register as an investment company under the Investment Company Act, (vi) cause the Managing Member or any of its Affiliates being required to register under the Investment Advisers Act, (vii) cause the assets of the Company or any Series to be treated as plan assets as defined in Section 3(42) of ERISA, or (viii) result in a loss of (a) partnership status by the Company for US federal income tax purposes or the termination of the Company for US federal income tax purposes or (b) corporation taxable as an association status for US federal income tax purposes of any Series or termination of any Series for US federal income tax purposes. A Person may become a Record Holder without the consent or approval of any of the Members. A Person may not become a Member without acquiring an Interest.

(c) The name and mailing address of each Member shall be listed on the books and records of the Company and each Series maintained for such purpose by the Company and each Series. The Managing Member shall update the books and records of the Company and each Series from time to time as necessary to reflect accurately the information therein.

(d) Except as otherwise provided in the Delaware Act and subject to Sections 3.1(e) and 3.3 relating to each Series, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Members shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

(e) Except as otherwise provided in the Delaware Act, the debts, obligations and liabilities of a Series, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of such Series, and not of any other Series. In addition, the Members shall not be obligated personally for any such debt, obligation or liability of any Series solely by reason of being a Member.

(f) Unless otherwise provided herein, and subject to ARTICLE XI, Members may not be expelled from or removed as Members of the Company. Members shall not have any right to resign or redeem their Interests from the Company; *provided* that when a transferee of a Members Interests becomes a Record Holder of such Interests, such transferring Member shall cease to be a Member of the Company with respect to the Interests so transferred and that Members of a Series shall cease to be Members of such Series when such Series is finally liquidated in accordance with Section 11.3.

(g) Except as may be otherwise agreed between the Company or a Series, on the one hand, and a Member, on the other hand, any Member shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company or a Series, including business interests and activities in direct competition with the Company or any Series. None of the Company, any Series or any of the other Members shall have any rights by virtue of this Agreement in any such business interests or activities of any Member.

(h) Compound Asset Management, LLC was appointed as the Managing Member of the Company with effect from the date of the formation of the Company on September 23rd, 2019 and shall continue as Managing Member of the Company until the earlier of (i) the dissolution of the Company pursuant to Section 11.1(a), or (ii) its removal or replacement pursuant to Section 4.3 or ARTICLE X. Except as otherwise set forth in the Series Designation, the Managing Member of each Series shall be Compound Asset Management, LLC until the earlier of (i) the dissolution of the Series pursuant to Section 11.1(b) or (ii) its removal or replacement pursuant to Section 4.3 or Article X. Unless provided otherwise in this Agreement, the Interests held by the Managing Member or any of its Affiliates shall be identical to those of a Member and will not have any additional distribution, redemption, conversion or liquidation rights by virtue of its status as the Managing Member; provided, that the Managing Member shall have the rights, duties and obligations of the Managing Member hereunder, regardless of whether the Managing Member shall hold any Interests.

Section 3.2   Capital Contributions.

(a)   The minimum number of Interests a Member may acquire is one (1) Interest or such higher or lesser amount as the Managing Member may determine from time to time and as specified in each Series Designation, as applicable. Persons acquiring Interests through an Offering shall make a Capital Contribution to the Company in an amount equal to the per interest price determined in connection with such Offering and multiplied by the number of Interests acquired by such Person in such Offering, as applicable. Persons acquiring Interests in a manner other than through an Offering or pursuant to a Transfer shall make such Capital Contribution as shall be determined by the Managing Member in its sole discretion.

(b)   Except as expressly permitted by the Managing Member, in its sole discretion (i) initial and any additional Capital Contributions to the Company or Series as applicable, by any Member shall be payable in currency and (ii) initial and any additional Capital Contributions shall be payable in one installment and shall be paid prior to the date of the proposed acceptance by the Managing Member of a Person's admission as a Member to a Series (or a Members application to acquire additional Interests) (or within five business days thereafter with the Managing Members approval). No Member shall be required to make an additional capital contribution to the Company or Series but may make an additional Capital Contribution to acquire additional interests at such Members sole discretion.

(c)   Except to the extent expressly provided in this Agreement (including any Series Designation): (i) no Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon dissolution or termination of the Company or any Series may be considered as such by law and then only to the extent provided for in this Agreement; (ii) no Member holding any Series of any Interests of a Series shall have priority over any other Member holding the same Series either as to the return of Capital Contributions or as to distributions; (iii) no interest shall be paid by the Company or any Series on any Capital Contributions; and (iv) no Member, in its capacity as such, shall participate in the operation or management of the business of the Company or any Series, transact any business in the Company or any Series name or have the power to sign documents for or otherwise bind the Company or any Series by reason of being a Member.

Section 3.3   Series of the Company

(a) Establishment of Series. Subject to the provisions of this Agreement, the Managing Member may, at any time and from time to time and in compliance with paragraph (c), cause the Company to establish in writing (each, a **Series Designation**) one or more series as such term is used under Section 18-215 of the Delaware Act (each a **Series**). The Series Designation shall relate solely to the Series established thereby and shall not be construed: (i) to affect the terms and conditions of any other Series, or (ii) to designate, fix or determine the rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Interests associated with any other Series, or the Members associated therewith. The terms and conditions for each Series established pursuant to this Section shall be as set forth in this Agreement and the Series Designation, as applicable, for the Series. Upon approval of any Series Designation by the Managing Member, such Series Designation shall be attached to this Agreement as an Exhibit until such time as none of such Interests of such Series remain Outstanding.

(b) Series Operation. Each of the Series shall operate to the extent practicable as if it were a separate limited liability company.

(c) Series Designation. The Series Designation establishing a Series may: (i) specify a name or names under which the business and affairs of such Series may be conducted; (ii) designate, fix and determine the relative rights, powers, authority, privileges, preferences, duties, responsibilities, liabilities and obligations in respect of Interests of such Series and the Members associated therewith (to the extent such terms differ from those set forth in this Agreement) and (iii) designate or authorize the designation of specific Officers to be associated with such Series. A Series Designation (or any resolution of the Managing Member amending any Series Designation) shall be effective when a duly executed original of the same is included by the Managing Member among the permanent records of the Company, and shall be annexed to, and constitute part of, this Agreement (it being understood and agreed that, upon such effective date, the Series described in such Series Designation shall be deemed to have been established and the Interests of such Series shall be deemed to have been authorized in accordance with the provisions thereof). The Series Designation establishing a Series may set forth specific provisions governing the rights of such Series against a Member associated with such Series who fails to comply with the applicable provisions of this Agreement (including, for the avoidance of doubt, the applicable provisions of such Series Designation). In the event of a conflict between the terms and conditions of this Agreement and a Series Designation, the terms and conditions of the Series Designation shall prevail.

(e) Assets and Liabilities Associated with a Series.

(i) Assets Associated with a Series. All consideration received by the Company for the issuance or sale of Interests of a particular Series, together with all assets in which such consideration is invested or reinvested, and all income, earnings, profits and proceeds thereof, from whatever source derived, including any proceeds derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceeds, in whatever form the same may be (**assets**), shall, subject to the provisions of this Agreement, be held for the benefit of the Series or the Members associated with such Series, and not for the benefit of the Members associated with any other Series, for all purposes, and shall be accounted for and recorded upon the books and records of the Series separately from any assets associated with any other Series. Such assets are herein referred to as **assets associated with** that Series. In the event that there are any assets in relation to the Company that, in the Managing Members reasonable judgment, are not readily associated with a particular Series, the Managing Member shall allocate such assets to, between or among any one or more of the Series, in such manner and on such basis as the Managing Member deems fair and equitable, and in accordance with the Allocation Policy, and any asset so allocated to a particular Series shall thereupon be deemed to be an asset associated with that Series. Each allocation by the Managing Member pursuant to the provisions of this paragraph shall be conclusive and binding upon the Members associated with each and every Series. Separate and distinct records shall be maintained for each and every Series, and the Managing Member shall not commingle the assets of one Series with the assets of any other Series.

(ii)   Liabilities Associated with a Series. All debts, liabilities, expenses, costs, charges, obligations and reserves incurred by, contracted for or otherwise existing (**liabilities**) with respect to a particular Series shall be charged against the assets associated with that Series. Such liabilities are herein referred to as **liabilities associated with** that Series. In the event that there are any liabilities in relation to the Company that, in the Managing Members reasonable judgment, are not readily associated with a particular Series, the Managing Member shall allocate and charge (including indemnification obligations) such liabilities to, between or among any one or more of the Series, in such manner and on such basis as the Managing Member deems fair and equitable and in accordance with the Allocation Policy, and any liability so allocated and charged to a particular Series shall thereupon be deemed to be a liability associated with that Series. Each allocation by the Managing Member pursuant to the provisions of this Section 3.3 shall be conclusive and binding upon the Members associated with each and every Series. All liabilities associated with a Series shall be enforceable against the assets associated with that Series only, and not against the assets associated with the Company or any other Series, and except to the extent set forth above, no liabilities shall be enforceable against the assets associated with any Series prior to the allocation and charging of such liabilities as provided above. Any allocation of liabilities that are not readily associated with a particular Series to, between or among one or more of the Series shall not represent a commingling of such Series to pool capital for the purpose of carrying on a trade or business or making common investments and sharing in profits and losses therefrom. The Managing Member has caused notice of this limitation on inter-series liabilities to be set forth in the Certificate of Formation, and, accordingly, the statutory provisions of Section 18 215(b) of the Delaware Act relating to limitations on inter-series liabilities (and the statutory effect under Section 18 207 of the Delaware Act of setting forth such notice in the Certificate of

Formation) shall apply to the Company and each Series. Notwithstanding any other provision of this Agreement, no distribution on or in respect of Interests in a particular Series, including, for the avoidance of doubt, any distribution made in connection with the winding up of such Series, shall be effected by the Company other than from the assets associated with that Series, nor shall any Member or former Member associated with a Series otherwise have any right or claim against the assets associated with any other Series (except to the extent that such Member or former Member has such a right or claim hereunder as a Member or former Member associated with such other Series or in a capacity other than as a Member or former Member).

(f) Ownership of Series Property. Title to and beneficial interest in a Series Property shall be deemed to be held and owned by the relevant Series and no Member or Members of such Series, individually or collectively, shall have any title to or beneficial interest in a specific Series Property or any portion thereof. Each Member of a Series irrevocably waives any right that it may have to maintain an action for partition with respect to its interest in the Company, any Series or any Series Property. Any Series Property may be held or registered in the name of the relevant Series, in the name of a nominee or as the Managing Member may determine; *provided, however*, that Series Property shall be recorded as the assets of the relevant Series on the Company's books and records, irrespective of the name in which legal title to such Series Property is held. Any corporation, brokerage firm or transfer agent called upon to transfer any Series Property to or from the name of any Series shall be entitled to rely upon instructions or assignments signed or purporting to be signed by the Managing Member or its agents without inquiry as to the authority of the person signing or purporting to sign such instruction or assignment or as to the validity of any transfer to or from the name of such Series.

(g) Prohibition on Issuance of Preference Interests. No Interests shall entitle any Member to any preemptive, preferential or similar rights unless such preemptive, preferential or similar rights are set forth in the applicable Series Designation on or prior to the date of the Initial Offering of any interests of such Series (the designation of such preemptive, preferential or similar rights with respect to a Series in the Series Designation, the **Interest Designation**).

Section 3.4 Authorization to Issue Interests.

(a) The Company may issue Interests, and options, rights and warrants relating to Interests, for any Company or Series purpose at any time and from time to time to such Persons for such consideration (which may be cash, property, services or any other lawful consideration) or for no consideration and on such terms and conditions as the Managing Member shall determine, all without the approval of the Members. Each Interest shall have the rights and be governed by the provisions set forth in this Agreement (including any Series Designation).

(b) Subject to Section 6.3(a)(i), and unless otherwise provided in the applicable Series Designation, the Company is authorized to issue in respect of each Series an unlimited number of Interests. All Interests issued pursuant to, and in accordance with the requirements of, this ARTICLE III shall be validly issued Interests in the Company, except to the extent otherwise provided in the Delaware Act or this Agreement (including any Series Designation).

Section 3.5 Voting Rights of Interests Generally. Unless otherwise provided in this Agreement or any Series Designation, (i) each Record Holder of Interests shall be entitled to one vote per Interest for all matters submitted for the consent or approval of Members generally, (ii) all Record Holders of Interests (regardless of Series) shall vote together as a single class on all matters as to which all Record Holders of Interests are entitled to vote, (iii) Record Holders of Interests of a particular Series shall be entitled to one vote per Interest for all matters submitted for the consent or approval of the Members of such Series and (iv) the Managing Member or any of its Affiliates shall not be entitled to vote in connection with any Interests they hold pursuant to Section 3.1(h) and no such Interests shall be deemed Outstanding for purposes of any such vote.

Section 3.6   Record Holders. The Company shall be entitled to recognize the Record Holder as the owner of an Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Interest on the part of any other Person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which such Interests are listed for trading (if ever). Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring or holding Interests, as between the Company on the one hand, and such other Persons on the other, such representative Person shall be the Record Holder of such Interests.

Section 3.7   Splits.

(a)   Subject to paragraph (c) of this Section and Section 3.4, and unless otherwise provided in any Interest Designation, the Company may make a pro rata distribution of Interests of a Series to all Record Holders of such Series, or may effect a subdivision or combination of Interests of any Series, in each case, on an equal per Interest basis and so long as, after any such event, any amounts calculated on a per Interest basis or stated as a number of Interests are proportionately adjusted.

(b)   Whenever such a distribution, subdivision or combination of Interests is declared, the Managing Member shall select a date as of which the distribution, subdivision or combination shall be effective. The Managing Member shall send notice thereof at least 10 Business Days prior to the date of such distribution, subdivision or combination to each Record Holder as of a date not less than 5 Business Days prior to the date of such distribution, subdivision or combination. The Managing Member also may cause a firm of independent public accountants selected by it to calculate the number of Interests to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The Managing Member shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c)   Subject to Section 3.4 and unless otherwise provided in any Series Designation, the Company shall not issue fractional Interests upon any distribution, subdivision or combination of Interests. If a distribution, subdivision or combination of Interests would otherwise result in the issuance of fractional Interests, each fractional Interest shall be rounded to the nearest whole Interest (and a 0.5 Interest shall be rounded to the next higher Interest).

Section 3.8   Agreements. The rights of all Members and the terms of all Interests are subject to the provisions of this Agreement (including any Series Designation).

ARTICLE IV - REGISTRATION AND TRANSFER OF INTERESTS.

Section 4.1   Maintenance of a Register. Subject to the restrictions on Transfer and ownership limitations contained below:

(a)   The Company, or its appointee, shall keep or cause to be kept on behalf of the Company and each Series a register that will set forth the Record Holders of each of the Interests and information regarding the Transfer of each of the Interests. The Managing Member is hereby initially appointed as registrar and transfer agent of the Interests, provided that the Managing Member may appoint such third-party registrar and transfer agent as it determines appropriate in its sole discretion, for the purpose of registering Interests and Transfers of such Interests as herein provided, including as set forth in any Series Designation.

(b)   Upon acceptance by the Managing Member of the Transfer of any Interests, each transferee of an Interest, (i) shall be admitted to the Company as a Substitute Member with respect to the Interests so transferred to such transferee when any such transfer or admission is reflected in the books and records of the Company, (ii) shall be deemed to agree to be bound by the terms of this Agreement by completing a Form of Adherence to the reasonable satisfaction of the Managing Member in accordance with Section 4.2(g)(ii), (iii) shall become the Record Holder of the Interests so transferred, (iv) grants powers of attorney to the Managing Member and any Liquidator of the Company and each of their authorized officers and attorneys in fact, as the case may be, as specified herein, and (v) makes the consents and waivers contained in this Agreement. The Transfer of any Interests and the admission of any new Member shall not constitute an amendment to this Agreement, and no amendment to this Agreement shall be required for the admission of new Members.

(c)   Nothing contained in this Agreement shall preclude the settlement of any transactions involving Interests entered into through the facilities of any National Securities Exchange or over-the-counter market on which such Interests are listed or quoted for trading, if any.

Section 4.2   Ownership Limitations.

(a)   No Transfer of any Members Interest, whether voluntary or involuntary, shall be valid or effective, and no transferee shall become a substituted Member, unless the written consent of the Managing Member has been obtained, which consent may be withheld in its sole and absolute discretion as further described in this Section 4.2. In the event of any Transfer, all of the conditions of the remainder of this Section must also be satisfied. Notwithstanding the foregoing but subject to Section 3.6, assignment of the economic benefits of ownership of Interests may be made without the Managing Members consent, provided that the assignee is not an ineligible or unsuitable investor under applicable law.

(b)   No Transfer of any Members Interests, whether voluntary or involuntary, shall be valid or effective unless the Managing Member determines, after consultation with legal counsel acting for the Company that such Transfer will not, unless waived by the Managing Member:

(i)   result in the transferee directly or indirectly exceeding the Individual Aggregate 12-Month Investment Limit or owning in excess of the Aggregate Ownership Limit;

(ii)   result in there being 2,000 or more beneficial owners (as such term is used under the Exchange Act) or 500 or more beneficial owners that are not Accredited Investors of any Series Interests, as specified in Section 12(g)(1)(A)(ii) of the

Exchange Act, unless such Interests have been registered under the Exchange Act or the Company is otherwise an Exchange Act reporting company;

(iii) cause all or any portion of the assets of the Company or any Series to constitute plan assets for purposes of ERISA;

(iv) adversely affect the Company or such Series, or subject the Company, the Series, the Managing Member or any of their respective Affiliates to any additional regulatory or governmental requirements or cause the Company to be disqualified as a limited liability company or subject the Company, any Series, the Managing Member or any of their respective Affiliates to any tax to which it would not otherwise be subject;

(v) require registration of the Company, any Series or any Interests under any securities laws of the United States of America, any state thereof or any other jurisdiction; or

(vi) violate or be inconsistent with any representation or warranty made by the transferring Member.

(c) The transferring Member, or such Members legal representative, shall give the Managing Member prior written notice before making any voluntary Transfer and notice within thirty (30) days after any involuntary Transfer (unless such notice period is otherwise waived by the Managing Member), and shall provide sufficient information to allow legal counsel acting for the Company to make the determination that the proposed Transfer will not result in any of the consequences referred to in paragraphs (b)(i) through (b)(vi) above. If a Transfer occurs by reason of the death of a Member or assignee, the notice may be given by the duly authorized representative of the estate of the Member or assignee. The notice must be supported by proof of legal authority and valid assignment in form and substance acceptable to the Managing Member.

(d) In the event any Transfer permitted by this Section shall result in beneficial ownership by multiple Persons of any Members' interest in the Company, the Managing Member may require one or more trustees or nominees to be designated to represent a portion of or the entire interest transferred for the purpose of receiving all notices which may be given and all payments which may be made under this Agreement, and for the purpose of exercising the rights which the transferor as a Member had pursuant to the provisions of this Agreement.

(e) A transferee shall be entitled to any future distributions attributable to the Interests transferred to such transferee and to transfer such Interests in accordance with the terms of this Agreement; provided, however, that such transferee shall not be entitled to the other rights of a Member as a result of such Transfer until he or she becomes a Substitute Member.

(f) The Company and each Series shall incur no liability for distributions made in good faith to the transferring Member until a written instrument of Transfer has been received by the Company and recorded on its books and the effective date of Transfer has passed.

(g) Any other provision of this Agreement to the contrary notwithstanding, any Substitute Member shall be bound by the provisions hereof. Prior to recognizing any Transfer in accordance with this Section, the Managing Member may require, in its sole discretion:

(i) the transferring Member and each transferee to execute one or more deeds or other instruments of Transfer in a form satisfactory to the Managing Member;

(ii)   each transferee to acknowledge its assumption (in whole or, if the Transfer is in respect of part only, in the proportionate part) of the obligations of the transferring Member by executing a Form of Adherence (or any other equivalent instrument as determined by the Managing Member);

(iii)   each transferee to provide all the information required by the Managing Member to satisfy itself as to anti-money laundering, counter-terrorist financing and sanctions compliance matters; and

(iv)   payment by the transferring Member, in full, of the costs and expenses referred to in paragraph (h) below, and no Transfer shall be completed or recorded in the books of the Company, and no proposed Substitute Member shall be admitted to the Company as a Member, unless and until each of these requirements has been satisfied or, at the sole discretion of the Managing Member, waived.

(h)   The transferring Member shall bear all costs and expenses arising in connection with any proposed Transfer, whether or not the Transfer proceeds to completion, including any legal fees incurred by the Company or any broker or dealer, any costs or expenses in connection with any opinion of counsel, and any transfer taxes and filing fees.

Section 4.3 Transfer of Interests and Obligations of the Managing Member.

(a)   The Managing Member may Transfer all Interests acquired by the Managing Member (including all Interests acquired by the Managing Member in the Initial Offering pursuant to Section 3.1(h)) at any time and from time to time following the closing of the Initial Offering.

(b)   The Members hereby authorize the Managing Member to assign its rights, obligations and title as Managing Member to an Affiliate of the Managing Member without the prior consent of any other Person, and, in connection with such transfer, designate such Affiliate of the Managing Member as a successor Managing Member provided, that the Managing Member shall notify the applicable Members of such change in the next regular communication to such Members.

(c)   Except as set forth in Section 4.3(b) above, in the event of the resignation of the Managing Member of its rights, obligations and title as Managing Member, the Managing Member shall nominate a successor Managing Member and the vote of a majority of the Interests held by Members shall be required to elect such successor Managing Member. The Managing Member shall continue to serve as the Managing Member of the Company until such date as a successor Managing Member is elected pursuant to the terms of this Section 4.3(c).

Section 4.4   Remedies for Breach. If the Managing Member shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of this ARTICLE IV, the Managing Member shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Company to redeem Interests, refusing to give effect to such Transfer on the books of the Company or instituting proceedings to enjoin such Transfer or other event.

Section 4.5   Ownership Limitations related to REIT Qualification

(a) Basic Restrictions.

(i) (1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own Interests in a Series in excess of the Aggregate Ownership Limit, (2) no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own Interests in a Series in excess of the Series Interests Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own Interests in a Series in excess of the Excepted Holder Limit for such Excepted Holder.

(ii) (1) No Person shall Beneficially Own or Constructively Own Interests in a Series to the extent that such Beneficial Ownership or Constructive Ownership of Interests in a Series would result in the Company being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year, and (2) no Person shall Beneficially Own or Constructively Own Interests in a Series to the extent that such Beneficial Ownership or Constructive Ownership of Interests in a Series would result in the Company otherwise failing to qualify as a REIT (including, but not limited to, Beneficial Ownership or Constructive Ownership that (A) would result in the Company owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code or (B) would cause any income of the Company that would otherwise qualify as "rents from real property" for purposes of Section 856(d) of the Code to fail to qualify as such (including, but not limited to, as a result of causing any entity that the Company intends to treat as an "eligible independent contractor" within the meaning of Section 856(d)(9)(A) of the Code to fail to qualify as such), in either case causing the Company to fail to satisfy any of the gross income requirements of Section 856(c) of the Code).

(iii) During the period commencing on the One Hundred Members Date, any Transfer of Interests in a Series that, if effective, would result in the Interests in a Series being beneficially owned by fewer than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void *ab initio*, and the intended transferee shall acquire no rights in such Interests in a Series.

(b) <u>Remedies for Breach</u>. If the Manager shall at any time determine in good faith that a Transfer or Non-Transfer Event has taken place that results in a violation of <u>Section 4.5</u> or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any Interests in a Series in violation of <u>Section 4.5</u> (whether or not such violation is intended), the Manager shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or Non-Transfer Event or otherwise prevent such violation, including, without limitation, causing the Company to redeem interests, refusing to give effect to such Transfer or Non-Transfer Event on the books of the Company or instituting proceedings to enjoin such Transfer or Non-Transfer Event; provided, however, that any Transfer or attempted Transfer or other event in violation of <u>Section 4.5</u> (or Non-Transfer Event that results in a violation of <u>Section 4.5</u>) shall automatically result in the transfer to the Trust described above, and, where applicable, such Transfer (or Non-Transfer Event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Manager. Nothing herein shall limit the ability of the Manager to grant a waiver as may be permitted under Section 4.5(d).

(c) <u>Notice of Restricted Transfer.</u> Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of Interests in a Series that will or may violate Section 4.5 shall immediately give written notice to the Company of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Company such other information as the Company may request in order to determine the effect, if any, of such Transfer or Non-Transfer Event on the Company's qualification as a REIT.

(d) Exceptions. Subject to Section 4.5 the Manager, in its sole discretion, may exempt (prospectively or retroactively) a Person from the Aggregate Ownership Limit and/or the Series Interest Ownership Limit, as the case may be, and may establish or increase an Excepted Holder Limit for such Person.

ARTICLE V - MANAGEMENT AND OPERATION OF THE COMPANY AND EACH SERIES

Section 5.1   Power and Authority of Managing Member. Except as explicitly set forth in this Agreement, the Managing Member, as appointed pursuant to Section 3.1(h) of this Agreement, shall have full power and authority to do, and to direct the Officers to do, all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company and each Series, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, in each case without the consent of the Members, including but not limited to the following:

(a) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including entering into on behalf of a Series, an Operating Expenses Reimbursement Obligation, or indebtedness that is convertible into Interests, and the incurring of any other obligations;

(b) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company or any Series (including, but not limited to, the filing of periodic reports on Forms 1-K, 1-SA and 1-U with the U.S. Securities and Exchange Commission), and the making of any tax elections;

(c) subject to the Voting Rights described in Section 3.5 (a) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company or any Series or the merger or other combination of the Company with or into another Person;

(d) (i) the use of the assets of the Company (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Company and the repayment of obligations of the Company and (ii) the use of the assets of a Series (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of such Series and the repayment of obligations of such Series;

(e)   the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Company or any Series under contractual arrangements to all or particular assets of the Company or any Series);

(f)   the declaration and payment of distributions of Free Cash Flows or other assets to Members associated with a Series;

(g)   the election and removal of Officers of the Company or associated with any Series;

(h)   the appointment of a Property Manager in accordance with the terms of this Agreement;

(i)   The selection, retention and dismissal of employees, agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment, retention or hiring, and the payment of fees, expenses, salaries, wages and other compensation to such Persons;

(j)   the solicitation of proxies from holders of any Series Interests issued on or after the date of this Agreement that entitles the holders thereof to vote on any matter submitted for consent or approval of Members under this Agreement;

(k)   the maintenance of insurance for the benefit of the Company, any Series and the Indemnified Persons and the reinvestment by the Managing Member in its sole discretion, of any proceeds received by such Series from an insurance claim in a replacement Series Property which is substantially similar to that which comprised the Series Property prior to the event giving rise to such insurance payment;

(l)   the formation of, or acquisition or disposition of an interest in, and the contribution of property and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity or arrangement;

(m)   the placement of any Free Cash Flow funds in deposit accounts in the name of a Series or of a custodian for the account of a Series, or to invest those Free Cash Flow funds in any other investments for the account of such Series, in each case pending the application of those Free Cash Flow funds in meeting liabilities of the Series or making distributions or other payments to the Members (as the case may be);

(n)   the control of any matters affecting the rights and obligations of the Company or any Series, including the bringing, prosecuting and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or remediation, and the incurring of legal expense and the settlement of claims and litigation, including in respect of taxes;

(o)   the indemnification of any Person against liabilities and contingencies to the maximum extent permitted by law;

(p)   the giving of consent of or voting by the Company or any Series in respect of any securities that may be owned by the Company or such Series;

(q) the waiver of any condition or other matter by the Company or any Series;

(r)   the entering into of listing agreements with any National Securities Exchange or over-the-counter market and the delisting of some or all of the Interests from, or requesting that trading be suspended on, any such exchange or market;

(s) the issuance, sale or other disposition, and the purchase or other acquisition, of Interests or options, rights or warrants relating to Interests;

(t)   the registration of any offer, issuance, sale or resale of Interests or other securities or any Series issued or to be issued by the Company under the Securities Act and any other applicable securities laws (including any resale of Interests or other securities by Members or other security holders);

(u) the execution and delivery of agreements with Affiliates of the Company or other Persons to render services to the Company or any Series;

(v) the adoption, amendment and repeal of the Allocation Policy;

(w) the selection of auditors for the Company and any Series;

(x) the selection of any transfer agent or depositor for any securities of the Company or any Series, and the entry into such agreements and provision of such other information as shall be required for such transfer agent or depositor to perform its applicable functions; and

(y) unless otherwise provided in this Agreement or the Series Designation, the calling of a vote of the Members as to any matter to be voted on by all Members of the Company or if a particular Series, as applicable.

The authority and functions of the Managing Member, on the one hand, and of the Officers, on the other hand, shall be identical to the authority and functions of the board of directors and officers, respectively, of a corporation organized under the DGCL in addition to the powers that now or hereafter can be granted to managers under the Delaware Act. No Member, by virtue of its status as such, shall have any management power over the business and affairs of the Company or any Series or actual or apparent authority to enter into, execute or deliver contracts on behalf of, or to otherwise bind, the Company or any Series.

Section 5.2   Determinations by the Managing Member. In furtherance of the authority granted to the Managing Member pursuant to Section 5.1 of this Agreement, the determination as to any of the following matters, made in good faith by or pursuant to the direction of the Managing Member consistent with this Agreement, shall be final and conclusive and shall be binding upon the Company and each Series and every holder of Interests:

(a) the amount of Free Cash Flow of any Series for any period and the amount of assets at any time legally available for the payment of distributions on Interests of any Series;

(b) the amount of paid in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged);

(c) any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of any Series;

(d) the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by any Series or of any Interests;

(e) the number of Interests within a Series;

(f) any matter relating to the acquisition, holding and disposition of any assets by any Series;

(g) the evaluation of any competing interests among the Series and the resolution of any conflicts of interests among the Series;

(h) each of the matters set forth in <u>Section 5.1(a)</u> through <u>Section 5.1(y)</u>; or

(i) any other matter relating to the business and affairs of the Company or any Series or required or permitted by applicable law, this Agreement or otherwise to be determined by the Managing Member.

Section 5.3 <u>Delegation.</u> The Managing Member may delegate to any Person or Persons any of the powers and authority vested in it hereunder and may engage such Person or Persons to provide administrative, compliance, technological and accounting services to the Company, on such terms and conditions as it may consider appropriate.

Section 5.4 <u>Exculpation, Indemnification, Advances and Insurance.</u>

(a) Subject to other applicable provisions of this ARTICLE V including <u>Section 5.6</u>, the Indemnified Persons shall not be liable to the Company or any Series for any acts or omissions by any of the Indemnified Persons arising from the exercise of their rights or performance of their duties and obligations in connection with the Company or any Series, this Agreement or any investment made or held by the Company or any Series, including with respect to any acts or omissions made while serving at the request of the Company or on behalf of any Series as an officer, director, member, partner, fiduciary or trustee of another Person, other than such acts or omissions that have been determined in a final, non-appealable decision of a court of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. The Indemnified Persons shall be indemnified by the Company and, to the extent Expenses and Liabilities are associated with any Series, each such Series, in each case, to the fullest extent permitted by law, against all expenses and liabilities (including judgments, fines, penalties, interest, amounts paid in settlement with the approval of the Company and counsel fees and disbursements on a solicitor and client basis) (collectively, **Expenses and Liabilities**) arising from the performance of any of their duties or obligations in connection with their service to the Company or each such Series or this Agreement, or any investment made or held by the Company, each such Series, including in connection with any civil, criminal, administrative, investigative or other action, suit or proceeding to which any such Person may hereafter be made party by reason of being or having been a manager of the Company or such Series under Delaware law, an Officer of the Company or associated with such Series, or an officer, director, member, partner, fiduciary or trustee of another Person, provided that this indemnification shall not cover Expenses and Liabilities that arise out of the acts or omissions of any Indemnified Party that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such Indemnified Persons fraud, willful misconduct or gross negligence. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnified Person, pursuant to a loan guaranty or otherwise, for any indebtedness of the Company or any Series (including any indebtedness which the Company or any Series has assumed or taken subject to), and the Managing Member or the Officers are hereby authorized and empowered, on behalf of the Company or any Series, to enter into one or more indemnity agreements consistent with the provisions of this Section in favor of any Indemnified Person having or potentially having liability for any such indebtedness. It is the intention of this paragraph that the Company and each applicable Series indemnify each Indemnified Person to the fullest extent permitted by law, provided that this indemnification shall not cover Expenses and Liabilities that arise out of the acts or omissions of any Indemnified Party that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such Indemnified Persons fraud, willful misconduct or gross negligence.

(b) The provisions of this Agreement, to the extent they restrict the duties and liabilities of an Indemnified Person otherwise existing at law or in equity, including Section 5.7, are agreed by each Member to modify such duties and liabilities of the Indemnified Person to the maximum extent permitted by law.

(c) Any indemnification under this Section (unless ordered by a court) shall be made by each applicable Series. To the extent, however, that an Indemnified Person has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such Indemnified Person shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by such Indemnified Person in connection therewith.

(d) Any Indemnified Person may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under paragraph (a). The basis of such indemnification by a court shall be a determination by such court that indemnification of the Indemnified Person is proper in the circumstances because such Indemnified Person has met the applicable standards of conduct set forth in paragraph (a). Neither a contrary determination in the specific case under paragraph (c) nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the Indemnified Person seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this paragraph shall be given to the Company promptly upon the filing of such application. If successful, in whole or in part, the Indemnified Person seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

(e) To the fullest extent permitted by law, expenses (including attorney's fees) incurred by an Indemnified Person in defending any civil, criminal, administrative or investigative action, suit or proceeding may, at the option of the Managing Member, be paid by each applicable Series in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by each such Series as authorized in this Section.

(f) The indemnification and advancement of expenses provided by or granted pursuant to this Section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under this Agreement, or any other agreement (including without limitation any Series Designation), vote of Members or otherwise, and shall continue as to an Indemnified Person who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnified Person unless otherwise provided in a written agreement with such Indemnified Person or in the writing pursuant to which such Indemnified Person is indemnified, it being the policy of the Company that indemnification of the persons specified in paragraph (a) shall be made to the fullest extent permitted by law. The provisions of this Section shall not be deemed to preclude the indemnification of any person who is not specified in paragraph (a) but whom the Company or an applicable Series has the power or obligation to indemnify under the provisions of the Delaware Act.

(g)   The Company and any Series may, but shall not be obligated to, purchase and maintain insurance on behalf of any Person entitled to indemnification under this Section against any liability asserted against such Person and incurred by such Person in any capacity to which they are entitled to indemnification hereunder, or arising out of such Persons status as such, whether or not the Company would have the power or the obligation to indemnify such Person against such liability under the provisions of this Section.

(h)   The indemnification and advancement of expenses provided by, or granted pursuant to, this Section shall, unless otherwise provided when authorized or ratified, inure to the benefit of the heirs, executors and administrators of any person entitled to indemnification under this Section.

(i)   The Company and any Series may, to the extent authorized from time to time by the Managing Member, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company or such Series.

(j)   If this Section or any portion of this Section shall be invalidated on any ground by a court of competent jurisdiction each applicable Series shall nevertheless indemnify each Indemnified Person as to expenses (including attorney's fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, including a grand jury proceeding or action or suit brought by or in the right of the Company, to the full extent permitted by any applicable portion of this Section that shall not have been invalidated.

(k)   Each of the Indemnified Persons may, in the performance of his, her or its duties, consult with legal counsel, accountants, and other experts, and any act or omission by such Person on behalf of the Company or any Series in furtherance of the interests of the Company or such Series in good faith in reliance upon, and in accordance with, the advice of such legal counsel, accountants or other experts will be full justification for any such act or omission, and such Person will be fully protected for such acts and omissions; *provided* that such legal counsel, accountants, or other experts were selected with reasonable care by or on behalf of such Indemnified Person.

(l)   An Indemnified Person shall not be denied indemnification in whole or in part under this Section because the Indemnified Person had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(m)   Any liabilities which an Indemnified Person incurs as a result of acting on behalf of the Company or any Series (whether as a fiduciary or otherwise) in connection with the operation, administration or maintenance of an employee benefit plan or any related trust or funding mechanism (whether such liabilities are in the form of excise taxes assessed by the Internal Revenue Service, penalties assessed by the Department of Labor, restitutions to such a plan or trust or other funding mechanism or to a participant or beneficiary of such plan, trust or other funding mechanism, or otherwise) shall be treated as liabilities indemnifiable under this Section, to the maximum extent permitted by law.

(n)   The Managing Member shall, in the performance of its duties, be fully protected in relying in good faith upon the records of the Company and any Series and on such information, opinions, reports or statements presented to the Company by any of the Officers or employees of the Company or associated with any Series, or by any other Person as to matters the Managing Member reasonably believes are within such other Persons professional or expert competence.

(o) Any amendment, modification or repeal of this Section or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of or other rights of any indemnitee under this Section as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted and provided such Person became an indemnitee hereunder prior to such amendment, modification or repeal.

Section 5.5   Duties of Officers.

(a) Except as set forth in Sections 5.4 and 5.6, as otherwise expressly provided in this Agreement or required by the Delaware Act, (i) the duties and obligations owed to the Company by the Officers shall be the same as the duties and obligations owed to a corporation organized under DGCL by its officers, and (ii) the duties and obligations owed to the Members by the Officers shall be the same as the duties and obligations owed to the stockholders of a corporation under the DGCL by its officers.

(b) The Managing Member shall have the right to exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it thereunder either directly or by or through the duly authorized Officers of the Company or associated with a Series, and the Managing Member shall not be responsible for the misconduct or negligence on the part of any such Officer duly appointed or duly authorized by the Managing Member in good faith.

Section 5.6   Standards of Conduct and Modification of Duties of the Managing Member. Notwithstanding anything to the contrary herein or under any applicable law, including, without limitation, Section 18 1101(c) of the Delaware Act, the Managing Member, in exercising its rights hereunder in its capacity as the managing member of the Company, shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, any Series or any Members, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the Delaware Act or under any other applicable law or in equity. The Managing Member shall not have any duty (including any fiduciary duty) to the Company, any Series, the Members or any other Person, including any fiduciary duty associated with self-dealing or corporate opportunities, all of which are hereby expressly waived. This Section shall not in any way reduce or otherwise limit the specific obligations of the Managing Member expressly provided in this Agreement or in any other agreement with the Company or any Series.

Section 5.7   Reliance by Third Parties. Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Company or any Series shall be entitled to assume that the Managing Member and any Officer of the Company or any Series has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company or such Series and to enter into any contracts on behalf of the Company or such Series, and such Person shall be entitled to deal with the Managing Member or any Officer as if it were the Company's or such Series sole party in interest, both legally and beneficially. Each Member hereby waives, to the fullest extent permitted by law, any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the Managing Member or any Officer in connection with any such dealing. In no event shall any Person dealing with the Managing Member or any Officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Managing Member or any Officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Company or any Series by the Managing Member or any Officer or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement were in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Company or any Series and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Company or the applicable Series.

Section 5.8 Certain Conflicts of Interest. The resolution of any Conflict of Interest shall be conclusively deemed to be fair and reasonable to the Company and the Members and not a breach of any duty hereunder at law, in equity or otherwise.

Section 5.9 Appointment of a Property Manager. The Managing Member exercises ultimate authority over the Series Property. Pursuant to Section 5.3, the Managing Member has the right to delegate its responsibilities under this Agreement in respect of the management of the Series Property. The Managing Member has agreed on behalf of the Company to appoint a Property Manager to manage the Series Property on a discretionary basis, and to exercise, to the exclusion of the Managing Member (but under the supervision and authority of the Managing Member), all the powers, rights and discretions conferred on the Managing Member in respect of the Series Property and, the Managing Member on behalf of each Series, will enter into a property management agreement pursuant to which the Property Manager is formally appointed to manage the Series Property. The consideration payable to the Property Manager for managing the Series Property will be separate from any fees paid to the Company's Managing Member pursuant to Section 6.6.

ARTICLE VI - FEES AND EXPENSES

Section 6.1 Cost to acquire the Series Property; Offering Expenses; Acquisition Expenses. The following fees, costs and expenses in connection with any Initial Offering and the sourcing and acquisition of a Series Property shall be borne by the relevant Series (except in the case of an unsuccessful Offering in which case all Dead Deal Costs shall be borne by the Managing Member, and except to the extent assumed by the Managing Member in writing):

(a) Cost to acquire the Series Property including any deposits made to acquire a Property;

(b) Offering Expenses (up to, but no more than 2% per each Series Offering); and

(c) Acquisition Expenses

Section 6.2 Operating Expenses; Dissolution Fees. Each Series shall be responsible for its Operating Expenses, all costs and expenses incidental to the termination and winding up of such Series and its share of the costs and expenses incidental to the termination and winding up of the Company as allocated to it in accordance with Section 6.4.

Section 6.3 Excess Operating Expenses; Further Issuance of Interests; Operating Expenses Reimbursement Obligation(s).

(a) If there are not sufficient cash reserves of, or revenues generated by, a Series to meet its Operating Expenses, the Managing Member may:

(i) issue additional Interests in such Series in accordance with Section 3.4. Members shall be notified in writing at least 10 Business Days in advance of any proposal by the Managing Member to issue additional Interests pursuant to this Section; and/or

(ii) pay such excess Operating Expenses and not seek reimbursement; and/or

(iii) enter into an agreement pursuant to which the Managing Member loans to the Company an amount equal to the remaining excess Operating Expenses (the **Operating Expenses Reimbursement Obligation(s)**). The Managing Member, in its sole discretion, may impose a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Code)) on any Operating Expenses Reimbursement Obligation. The Operating Expenses Reimbursement Obligation(s) shall become repayable when cash becomes available for such purpose in accordance with ARTICLE VII.

Section 6.4 Allocation of Expenses. Any Brokerage Fee, Offering Expenses, Acquisition Expenses, and Operating Expenses shall be allocated by the Managing Member in accordance with the Allocation Policy.

Section 6.5 Overhead of the Managing Member. The Managing Member shall pay and the Members shall not bear the cost of: (i) all of the ordinary overhead and administrative expenses of the Managing Member including, without limitation, all costs and expenses on account of rent, utilities, insurance, office supplies, office equipment, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, travel, entertainment, salaries and bonuses, but excluding any Operating Expenses, (ii) any Dead Deal Costs, and (iii) such other amounts in respect of any Series as it shall agree in writing or as is explicitly set forth in any Offering Document.

Section 6.6   Fees Payable to the Managing Member or its Affiliates. The Managing Member or its Affiliates shall be entitled to receive the fees set forth in this Section 6.6. The Managing Member or its Affiliates, in their sole discretion may defer or waive any fee payable to it under this Agreement. All or any portion of any deferred fees will be deferred without interest and paid when the Managing Member determines.

(a)   Fees from Other Services – Affiliates of the Managing Member. Each Series may retain certain of the Managing Member's affiliates, for necessary services relating to our investments or our operations, including any administrative services, construction, brokerage, leasing, development, financing, title, insurance, property oversight and other property management services. Any such arrangements will be at market terms and rates and shall not provide economic interest meant to mimic or represent an Interest in any Series.

ARTICLE VII - DISTRIBUTIONS

Section 7.1 General. Subject to the applicable provisions of the Delaware Act and except as otherwise provided herein, the Managing Member may, in its sole discretion, at any time and from time to time, declare, make and pay distributions of cash to the Members. Subject to the terms of any Interest Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Interests of the Company) and of Article XI, distributions shall be paid to the Record Holders of Interests on an equal per-Interest basis as of the Record Date selected by the Managing Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make a distribution to any Member on account of its interest in the Company if such distribution would violate the Delaware Act or other applicable law.

Section 7.2   Application of Amounts upon the Liquidation of a Series. Subject to Section 7.3 and ARTICLE XI and any Interest Designation, any amounts available for distribution following the liquidation of a Series, net of any fees, costs and liabilities (as determined by the Managing Member in its sole discretion), shall be applied and distributed 100% to the Members (pro rata to their Interests and which, for the avoidance of doubt, may include the Managing Member and its Affiliates).

Section 7.3   Timing of Distributions.

(a) Subject to the applicable provisions of the Delaware Act and except as otherwise provided herein, the Managing Member shall pay distributions to the Members associated with such Series pursuant to Section 7.1, at such times as the Managing Member shall reasonably determine, and pursuant to Section 7.2, as soon as reasonably practicable after the relevant amounts have been received by the Series; *provided that*, the Managing Member shall not be obliged to make any distribution pursuant to this Section (i) unless there are sufficient amounts available for such distribution or (ii) which, in the reasonable opinion of the Managing Member, would or might leave the Company or such Series with insufficient funds to meet any future contemplated obligations or contingencies including to meet any Operating Expenses and outstanding Operating Expenses Reimbursement Obligations (and the Managing Member is hereby authorized to retain any amounts within the Company to create a reserve to meet any such obligations or contingencies), or which otherwise may result in the Company or such Series having unreasonably small capital for the Company or such Series to continue its business as a going concern. Subject to the terms of any Series Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Interests of the applicable Series), distributions shall be paid to the holders of the Interests of a Series on an equal per Interest basis as of the Record Date selected by the Managing Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make a distribution to any Member on account of its interest in any Series if such distribution would violate the Delaware Act or other applicable law.

(b) Notwithstanding Section 7.2 and Section 7.3(a), in the event of the termination and liquidation of a Series, all distributions shall be made in accordance with, and subject to the terms and conditions of, ARTICLE XI.

(c) Each distribution in respect of any Interests of a Series shall be paid by the Company, directly or through any other Person or agent, only to the Record Holder of such Interests as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Company and such Series liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 7.4   Distributions in kind. Distributions in kind of the entire or part of a Series Property to Members are prohibited.

ARTICLE VIII - BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1   Records and Accounting.

(a) The Managing Member shall keep or cause to be kept at the principal office of the Company or such other place as determined by the Managing Member appropriate books and records with respect to the business of the Company and each Series, including all books and records necessary to provide to the Members any information required to be provided pursuant to this Agreement or applicable law. Any books and records maintained by or on behalf of the Company or any Series in the regular course of its business, including the record of the Members, books of account and records of Company or Series proceedings, may be kept in such electronic form as may be determined by the Managing Member; *provided*, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Company shall be maintained, for tax and financial reporting purposes, on an accrual basis in accordance with U.S. GAAP, unless otherwise required by applicable law or other regulatory disclosure requirement.

(b) Each Member shall have the right, upon reasonable demand for any purpose reasonably related to the Members Interest as a member of the Company (as reasonably determined by the Managing Member) to such information pertaining to the Company as a whole and to each Series in which such Member has an Interest, as provided in Section 18-305 of the Delaware Act; provided, that prior to such Member having the ability to access such information, the Managing Member shall be permitted to require such Member to enter into a confidentiality agreement in form and substance reasonably acceptable to the Managing Member. For the avoidance of doubt, except as may be required pursuant to Article X, a Member shall only have access to the information (including any Series Designation) referenced with respect to any Series in which such Member is a Record Holder for that Series' Interests and not to any Series in which such Member does not have an interest.

(c)   Except as otherwise set forth in the applicable Series Designation, within 120 calendar days after the end of the fiscal year and 90 calendar days after the end of the semi-annual reporting date, the Managing Member shall use its commercially reasonable efforts to circulate to each Member electronically by e-mail or made available via an online platform:

>   (i) a financial statement of such Series prepared in accordance with U.S. GAAP, which includes a balance sheet, profit and loss statement and a cash flow statement; and

>   (ii)   confirmation of the number of Interests in each Series Outstanding as of the end of the most recent fiscal year; provided, that notwithstanding the foregoing, if the Company or any Series is required to disclose financial information pursuant to the Securities Act or the Exchange Act (including without limitations periodic reports under the Exchange Act or under Rule 257 under Regulation A of the Securities Act), then compliance with such provisions shall be deemed compliance with this Section 8.1(c) and no further or earlier financial reports shall be required to be provided to the Members of the applicable Series with such reporting requirement.

Section 8.2 <u>Fiscal Year</u>. Unless otherwise provided in a Series Designation, the fiscal year for tax and financial reporting purposes of each Series shall be a calendar year ending December 31 unless otherwise required by the Code. The fiscal year for financial reporting purposes of the Company shall be a calendar year ending December 31.

ARTICLE IX - TAX MATTERS

From the effective date of the Company's election to qualify as a REIT until the Restriction Termination Date (as defined in <u>Article XIII</u>) of the Company, the Manager and its officers shall take such action from time to time as the Manager determines is necessary or appropriate in order to maintain the Company's qualification as a REIT; *provided*, *however*, if the Manager determines in good faith that it is no longer in the best interests of the Company to continue to be qualified as a REIT, the Manager may authorize the Company to revoke or otherwise terminate its REIT election pursuant to Section 856(g) of the Code. It is intended that the Company will elect to be treated as a corporation for U.S. federal income tax purposes that will elect to be taxed as a REIT prior to the Initial Date (as defined in <u>Article XIII</u>) of the Company until the Restriction Termination Date of the Company.

ARTICLE X - REMOVAL OF THE MANAGING MEMBER

Section 10.1 <u>Term & Removal</u>. The Manager will serve as our managing member for an indefinite term, but that the Manager may be removed for "Cause" following an affirmative vote of two-thirds of the Company's Investors, or may choose to withdraw as manager, under certain circumstances.

    (a) "**Cause**" is defined as:

        (i) the Manager's continued breach of any material provision of the Operating Agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if the Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

        (ii) the commencement of any proceeding relating to the bankruptcy or insolvency of the Manager, including an order for relief in an involuntary bankruptcy case or the Manager authorizing or filing a voluntary bankruptcy petition;

        (iii) the Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the Operating Agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of the Manager or one of its affiliates and the Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of the

Manager's actual knowledge of its commission or omission, then the Manager may not be removed; or

(iv) the dissolution of the Manager.

Unsatisfactory financial performance does not constitute "Cause"

(b) <u>Assignment of Rights</u>.   The managing member may assign its rights under this Agreement in its entirety or delegate certain of its duties under the Operating Agreement to any of its affiliates without the approval of our Investors so long as the Manager remains liable for any such affiliate's performance.

(c) <u>Withdrawal as Manager</u>.   The managing member may withdraw as the Manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event.

(d) <u>Replacement Manager.</u>   In the event of the removal of the Manager, the Manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. The Manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function. Other than accrued fees payable to the Manager, no additional compensation will be paid to the Manager in the event of the removal of the Manager.

ARTICLE XI - DISSOLUTION, TERMINATION AND LIQUIDATION

Section 11.1 <u>Dissolution and Termination.</u>

(a) The Company shall not be dissolved by the admission of Substitute Members or Additional Members or the withdrawal of a transferring Member following a Transfer associated with any Series. The Company shall dissolve, and its affairs shall be wound up, upon:

(i) an election to dissolve the Company by the Managing Member;

(ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of all Series (which shall include the obsolesce of a Series Property) and the subsequent election to dissolve the Company by the Managing Member;

(iii) the entry of a decree of judicial dissolution of the Company pursuant to the provisions of the Delaware Act;

(iv) at any time that there are no Members of the Company, unless the business of the Company is continued in accordance with the Delaware Act; or

(v) a vote by the Members to dissolve the Company following the for-cause removal of the Managing Member in accordance with ARTICLE X.

(b) A Series shall not be terminated by the admission of Substitute Members or Additional Members or the withdrawal of a transferring Member following a Transfer associated with any Series. Unless otherwise provided in the Series Designation, a Series shall terminate, and its affairs shall be wound up, upon:

(i) the dissolution of the Company pursuant to <u>Section 11.1(a)</u>;

(ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of such Series (which shall include the obsolesce of the Series Property) and the subsequent election to dissolve the Company by the Managing Member. The termination of the Series pursuant to this sub-paragraph shall not require the consent of the Members;

(iii) an event set forth as an event of termination of such Series in the Series Designation establishing such Series;

(iv) an election to terminate the Series by the Managing Member; or

(v) at any time that there are no Members of such Series, unless the business of such Series is continued in accordance with the Delaware Act.

(c) The dissolution of the Company or any Series pursuant to Section 18-801(a)(3) of the Delaware Act shall be strictly prohibited.

Section 11.2 Liquidator. Upon dissolution of the Company or termination of any Series, the Managing Member shall select one or more Persons (which may be the Managing Member) to act as Liquidator.

In the case of a dissolution of the Company, (i) the Liquidator shall be entitled to receive compensation for its services as Liquidator; (ii) the Liquidator shall agree not to resign at any time without 15 days prior notice to the Managing Member and may be removed at any time by the Managing Member; (iii) upon dissolution, death, incapacity, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days be appointed by the Managing Member. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this ARTICLE XI, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the Managing Member under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Company as provided for herein. In the case of a termination of a Series, other than in connection with a dissolution of the Company, the Managing Member shall act as Liquidator.

Section 11.3 Liquidation of a Series. In connection with the liquidation of a Series, whether as a result of the dissolution of the Company or the termination of such Series, the Liquidator shall proceed to dispose of the assets of such Series, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Sections 18 215 and 18 804 of the Delaware Act, the terms of any Series Designation and the following:

(a) Subject to Section 11.3(c), the assets may be disposed of by public or private sale on such terms as the Liquidator may determine. The Liquidator may defer liquidation for a reasonable time if it determines that an immediate sale or distribution of all or some of the assets would be impractical or would cause undue loss to the Members associated with such Series.

(b) Liabilities of each Series include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 11.2) as well as any outstanding Operating Expenses Reimbursement Obligations and any other amounts owed to Members associated with such Series otherwise than in respect of their distribution rights under ARTICLE VII. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of Free Cash Flows or other assets to provide for its payment. When paid, any unused portion of the reserve shall be applied to other liabilities or distributed as additional liquidation proceeds.

(c) Subject to the terms of any Series Designation (including, without limitation, the preferential rights, if any, of holders of any other class of Interests of the applicable Series), all property and all Free Cash Flows in excess of that required to discharge liabilities as provided in Section 11.3(b) shall be distributed to the holders of the Interests of the Series on an equal per Interest basis.

Section 11.4   Cancellation of Certificate of Formation. In the case of a dissolution of the Company, upon the completion of the distribution of all Free Cash Flows and property in connection the termination of all Series (other than the reservation of amounts for payments in respect of the satisfaction of liabilities of the Company or any Series), the Certificate of Formation and all qualifications of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Company shall be taken by the Liquidator or the Managing Member, as applicable.

Section 11.5   Return of Contributions. None of any Member, the Managing Member or any Officer of the Company or associated with any Series or any of their respective Affiliates, officers, directors, members, shareholders, employees, managers, partners, controlling persons, agents or independent contractors will be personally liable for, or have any obligation to contribute or loan any monies or property to the Company or any Series to enable it to effectuate, the return of the Capital Contributions of the Members associated with a Series, or any portion thereof, it being expressly understood that any such return shall be made solely from a Series Property.

Section 11.6   Waiver of Partition. To the maximum extent permitted by law, each Member hereby waives any right to partition of the Company or a Series Property.

ARTICLE XII - AMENDMENT OF AGREEMENT, SERIES DESIGNATION

Section 12.1   General. Except as provided in Section 12.2, the Managing Member may amend any of the terms of this Agreement or any Series Designation as it determines in its sole discretion and without the consent of any of the Members. Without limiting the foregoing, the Managing Member, without the approval of any Member, may amend any provision of this Agreement or any Series Designation, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change that the Managing Member determines to be necessary or appropriate in connection with any action taken or to be taken by the Managing Member pursuant to the authority granted in ARTICLE V hereof;

(b) a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

(c) the admission, substitution, withdrawal or removal of Members in accordance with this Agreement, any Series Designation;

(d) a change that the Managing Member determines to be necessary or appropriate to qualify or continue the qualification of the Company as a limited liability company under the laws of any state or to ensure that each Series will continue to be taxed as an entity for U.S. federal income tax purposes;

(e) a change that the Managing Member determines to be necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act);

(f) a change that the Managing Member determines to be necessary, desirable or appropriate to facilitate the trading of the Interests (including, without limitation, the division of any class or classes or series of Outstanding Interests into different classes or Series to facilitate uniformity of tax consequences within such classes or Series) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which Interests are or will be listed for trading, compliance with any of which the Managing Member deems to be in the best interests of the Company and the Members;

(g) a change that is required to effect the intent expressed in any Offering Document or the intent of the provisions of this Agreement or any Series Designation or is otherwise contemplated by this Agreement or any Series Designation;

(h) a change in the fiscal year or taxable year of the Company or any Series and any other changes that the Managing Member determines to be necessary or appropriate;

(i) an amendment that the Managing Member determines, based on the advice of counsel, to be necessary or appropriate to prevent the Company, the Managing Member, any Officers or any trustees or agents of the Company from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act, or plan asset regulations adopted under ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(j) an amendment that the Managing Member determines to be necessary or appropriate in connection with the establishment or creation of additional Series pursuant to Section 3.3 or the authorization, establishment, creation or issuance of any class or series of Interests of any Series pursuant to Section 3.4 and the admission of Additional Members;

(k) any other amendment other than an amendment expressly requiring consent of the Members as set forth in Section 12.2; and

(l) any other amendments substantially similar to the foregoing.

Section 12.2   Certain Amendment Requirements. Notwithstanding the provisions of Section 12.1,

(a) no amendment to this Agreement shall be made without the consent of the Members holding of a majority of all of the Outstanding Interests, that:

> (i) decreases the percentage of Outstanding Interests required to take any action hereunder;

> (ii) materially adversely affects the rights of all of the Members;

(iii) modifies Section 11.1(a) or gives any Person the right to dissolve the Company; or

(iv) modifies the term of the Company.

(b) no amendment to this Agreement shall be made without the consent of the Members holding of a majority of the Outstanding Interests of a particular Series, that:

(i) materially adversely affects the rights of any of the holders of Interests of that particular Series as compared to holders of Interests of other Series);

Section 12.3 Amendment Approval Process. If the Managing Member desires to amend any provision of this Agreement or any Series Designation, other than as permitted by Section 12.1, then it shall first adopt a resolution setting forth the amendment proposed, declaring its advisability, and then call a meeting of the Members entitled to vote in respect thereof for the consideration of such amendment. Amendments to this Agreement or any Series Designation may be proposed only by or with the consent of the Managing Member. Such meeting shall be called and held upon notice in accordance with ARTICLE XIII of this Agreement. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the Managing Member shall deem advisable. At the meeting, a vote of Members entitled to vote thereon shall be taken for and against the proposed amendment. A proposed amendment affecting all of the Members of all of the Series shall be effective upon its approval by the affirmative vote of the holders of not less than a majority of the Interests of all Series then Outstanding, voting together as a single class, unless a greater percentage is required under this Agreement or by Delaware law. A proposed amendment materially adversely affecting all of the Members of a particular Series shall be effective upon its approval by the affirmative vote of the holders of not less than a majority of the Interests of such affected Series then Outstanding, unless a greater percentage is required under this Agreement or by Delaware law. The Company shall deliver to each Member prompt notice of the adoption of every amendment made to this Agreement or any Series Designation pursuant to this ARTICLE XII.

ARTICLE XIII - MEMBER MEETINGS

Section 13.1 Meetings. The Company shall not be required to hold an annual meeting of the Members. The Managing Member may, whenever it thinks fit, convene meetings of the Company or any Series. The non-receipt by any Member of a notice convening a meeting shall not invalidate the proceedings at that meeting.

Section 13.2 Quorum. No business shall be transacted at any meeting unless a quorum of Members is present at the time when the meeting proceeds to business; in respect of meetings of the Company, Members holding 50% of Interests, and in respect of meetings of any Series, Members holding 50% of Interests in such Series, present in person or by proxy shall be a quorum. In the event a meeting is not quorate, the Managing Member may adjourn or cancel the meeting, as it determines in its sole discretion.

Section 13.3 Chairman. Any designee of the Managing Member shall preside as chairman of any meeting of the Company or any Series.

Section 13.4   Voting Rights. Subject to the provisions of any class or series of Interests of any Series then Outstanding, the Members shall be entitled to vote only on those matters provided for under the terms of this Agreement.

Section 13.5   Extraordinary Actions. Except as specifically provided in this Agreement, notwithstanding any provision of law permitting or requiring any action to be taken or authorized by the affirmative vote of the holders of a greater number of votes, any such action shall be effective and valid if taken or approved by the affirmative vote of holders of Interests entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 13.6   Managing Member Approval. Other than as provided for in ARTICLE X, the submission of any action of the Company or a Series to Members for their consideration shall first be approved by the Managing Member.

Section 13.7   Action By Members without a Meeting. Any Series Designation may provide that any action required or permitted to be taken by the holders of the Interests to which such Series Designation relates may be taken without a meeting by the written consent of such holders or Members entitled to cast a sufficient number of votes to approve the matter as required by statute or this Agreement, as the case may be.

Section 13.8   Managing Member. Unless otherwise expressly provided in this Agreement, the Managing Member or any of its Affiliates who hold any Interests shall not be entitled to vote in its capacity as holder of such Interests on matters submitted to the Members for approval, and no such Interests shall be deemed Outstanding for purposes of any such vote.

ARTICLE XIV - CONFIDENTIALITY

Section 14.1   Confidentiality Obligations. All information contained in the accounts and reports prepared in accordance with ARTICLE VIII and any other information disclosed to a Member under or in connection with this Agreement is confidential and non-public and each Member undertakes to treat that information as confidential information and to hold that information in confidence. No Member shall, and each Member shall ensure that every person connected with or associated with that Member shall not, disclose to any person or use to the detriment of the Company, any Series, any Member or any Series Property any confidential information which may have come to its knowledge concerning the affairs of the Company, any Series, any Member, any Series Property or any potential Series Property, and each Member shall use any such confidential information exclusively for the purposes of monitoring and evaluating its investment in the Company. This Section 14.1 is subject to Section 14.2 and Section 14.3.

Section 14.2   Exempted information. The obligations set out in Section 14.1 shall not apply to any information which:

(a) is public knowledge and readily publicly accessible as of the date of such disclosure;

(b) becomes public knowledge and readily publicly accessible, other than as a result of a breach of this ARTICLE XIV; or

(c) has been publicly filed with the U.S. Securities and Exchange Commission.

Section 14.3   Permitted Disclosures. The restrictions on disclosing confidential information set out in Section 14.1 shall not apply to the disclosure of confidential information by a Member:

(a) to any person, with the prior written consent of the Managing Member (which may be given or withheld in the Managing Members sole discretion);

(b) if required by law, rule or regulation applicable to the Member (including without limitation disclosure of the tax treatment or consequences thereof), or by any Governmental Entity having jurisdiction over the Member, or if requested by any Governmental Entity having jurisdiction over the Member, but in each case only if the Member (unless restricted by any relevant law or Governmental Entity): (i) provides the Managing Member with reasonable advance notice of any such required disclosure; (ii) consults with the Managing Member prior to making any disclosure, including in respect of the reasons for and content of the required disclosure; and (iii) takes all reasonable steps permitted by law that are requested by the Managing Member to prevent the disclosure of confidential information (including (a) using reasonable endeavors to oppose and prevent the requested disclosure and (b) returning to the Managing Member any confidential information held by the Member or any person to whom the Member has disclosed that confidential information in accordance with this Section); or

(c) to its trustees, officers, directors, employees, legal advisers, accountants, investment managers, investment advisers and other professional consultants who would customarily have access to such information in the normal course of performing their duties, but subject to the condition that each such person is bound either by professional duties of confidentiality or by an obligation of confidentiality in respect of the use and dissemination of the information no less onerous than this ARTICLE XIV.

ARTICLE XV - GENERAL PROVISIONS

Section 15.1   Addresses and Notices.

(a) Any notice to be served in connection with this Agreement shall be served in writing (which, for the avoidance of doubt, shall include e-mail) and any notice or other correspondence under or in connection with this Agreement shall be delivered to the relevant party at the address given in this Agreement (or, in the case of a Member, in its Form of Adherence) or to such other address as may be notified in writing for the purposes of this Agreement to the party serving the document and that appears in the books and records of the relevant Series. The Company intends to make transmissions by electronic means to ensure prompt receipt and may also publish notices or reports on a secure electronic application to which all Members have access (including without limitation the Compound platform or any successor thereto), and any such publication shall constitute a valid method of serving notices under this Agreement.

(b) Any notice or correspondence shall be deemed to have been served as follows:

(i) in the case of hand delivery, on the date of delivery if delivered before 5:00 p.m. on a Business Day and otherwise at 9:00 a.m. on the first Business Day following delivery;

(ii) in the case of service by U.S. registered mail, on the third Business Day after the day on which it was posted;

(iii) in the case of email (subject to oral or electronic confirmation of receipt of the email in its entirety), on the date of transmission if transmitted before 5:00 p.m. on a Business Day and otherwise at 9:00 a.m. on the first Business Day following transmission; and

(iv) in the case of notices published on an electronic application, on the date of publication if published before 5:00 p.m. on a Business Day and otherwise at 9:00 a.m. on the first Business Day following publication.

(c) In proving service (other than service by e-mail), it shall be sufficient to prove that the notice or correspondence was properly addressed and left at or posted by registered mail to the place to which it was so addressed.

(d) Any notice to the Company (including any Series) shall be deemed given if received by any member of the Managing Member at the principal office of the Company designated pursuant to Section 2.3. The Managing Member and the Officers may rely and shall be protected in relying on any notice or other document from a Member or other Person if believed by it to be genuine.

Section 15.2   Further Action. The parties to this Agreement shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.3   Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 15.4   Integration. This Agreement, together with the applicable Form of Adherence and any applicable Series Designation, constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 15.5   Creditors. None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Company or any Series.

Section 15.6   Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 15.7 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto (which signature may be provided electronically) or, in the case of a Person acquiring an Interest, upon acceptance of its Form of Adherence.

Section 15.8 Applicable Law and Jurisdiction.

(a) This Agreement and the rights of the parties shall be governed by and construed in accordance with the laws of the State of Delaware. Non-contractual obligations (if any) arising out of or in connection with this agreement (including its formation) shall also be governed by the laws of the State of Delaware. The rights and liabilities of the Members in the Company and each Series and as between them shall be determined pursuant to the Delaware Act and this Agreement. To the extent the rights or obligations of any Member are different by reason of any provision of this Agreement than they would otherwise be under the Delaware Act in the absence of any such provision, or even if this Agreement is inconsistent with the Delaware Act, this Agreement shall control, except to the extent the Delaware Act prohibits any particular provision of the Delaware Act to be waived or modified by the Members, in which event any contrary provisions hereof shall be valid to the maximum extent permitted under the Delaware Act.

(b) To the fullest extent permitted by applicable law, any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with this Agreement, or the transactions contemplated hereby shall be brought in Chancery Court in the State of Delaware and each Member hereby consents to the exclusive jurisdiction of the Chancery Court in the State of Delaware (and of the appropriate appellate courts therefrom) in any suit, action or proceeding, and irrevocably waives, to the fullest extent permitted by applicable law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. To the fullest extent permitted by applicable law, each Member hereby waives the right to commence an action, suit or proceeding seeking to enforce any provisions of, or based on any matter arising out of or in connection with this Agreement, or the transactions contemplated hereby or thereby in any court outside of the Chancery Court in the State of Delaware except to the extent otherwise explicitly provided herein. The provisions of this Section 15.8(b) shall not be applicable to an action, suit or proceeding to the extent it pertains to a matter as to which the claims are exclusively vested in the jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or if the Chancery Court in the State of Delaware does not have jurisdiction over such matter.

(c) Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any court. Without limiting the foregoing, each party agrees that service of process on such party by written notice pursuant to Section 11.1 will be deemed effective service of process on such party.

(d) TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EVERY PARTY TO THIS AGREEMENT AND ANY OTHER PERSON WHO BECOMES A MEMBER OR HAS RIGHTS AS AN ASSIGNEE OF ANY PORTION OF ANY MEMBERS MEMBERSHIP INTEREST HEREBY WAIVES ANY RIGHT TO A JURY TRIAL AS TO ANY MATTER UNDER THIS AGREEMENT OR IN ANY OTHER WAY RELATING TO THE COMPANY OR THE RELATIONS UNDER THIS AGREEMENT OR OTHERWISE AS TO THE COMPANY AS BETWEEN OR AMONG ANY SAID PERSONS.

(e) Notwithstanding anything contrary in this Section 15.8, section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in this Agreement will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Interest Holders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Section 15.9   Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 15.10   <u>Consent of Members.</u> Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members, such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

MANAGING MEMBER
COMPOUND ASSET MANAGEMENT, LLC

DocuSigned by:
Janine Yorio
62D5F0BB023D48C...

By: /s/ Janine Yorio
Janine Yorio
Chief Executive Officer

COMPANY
COMPOUND PROJECTS, LLC

By: Compound Asset Management, LLC, its managing member

DocuSigned by:
Janine Yorio
62D5F0BB023D48C...

By: /s/ Janine Yorio
Janine Yorio
Chief Executive Officer

EXHIBIT G

Series #44 East Designation


Series Designation of
Series #44 East, a series of Compound Projects, LLC


In accordance with the Limited Liability Company Agreement of Compound Projects, LLC, a Delaware series limited liability company (the "Company"), dated October 15, 2019 (the "Agreement") and upon the execution of this Series Designation by the Company and Compound Asset Management, LLC in its capacity as Managing Member of the Company and of Series #44 East, a series of the Company ("Series #44 East"), this Series Designation shall be attached to, and deemed incorporated in its entirety into, the Agreement as the "Series 44 East Designation Exhibit."

References to Sections and Articles set forth herein are references to Sections and Articles of the Agreement, as in effect as of the Effective Date of Establishment set forth below.

Name of Series	Series #44 East, a series of Compound Projects, LLC.
Effective Date of Establishment	January 7, 2020.
Managing Member	Compound Asset Management, LLC, was appointed as the Managing Member of Series #44 East with effect from the date of the Agreement and shall continue to act as the Managing Member of Series #44 East until the dissolution of Series #44 East pursuant to Section 11.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE X.
Series Property	The Series Property of Series #44 East shall be comprised of Unit #2211 of 44 East located at 44 East Avenue, Austin, Texas 78701, which will be acquired by Series #44 East through the Series #44 East Subsidiary.
Series #44 East Subsidiary	Compound 44 East, LLC a Delaware limited liability company that is wholly owned by Series #44 East.
Management Fee	N/A
Purpose	As stated in Section 2.4.
Issuance	Subject to Section 6.3(a)(i), the number of Series #44 East Interests the Company will initially issue is 100,000 Interests.
Interest Designation	No Member holding Series #44 East Interests shall be entitled to any preemptive, preferential or similar rights connection with the issuance of Series #44 East Interests.
Voting	Subject to Section 3.5, the Series #44 East Interests shall entitle the Record Holders thereof to one vote per Interest on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series #44 East Interests shall be required for the approval of any matter, except as required by the Delaware Act or except as provided elsewhere in the Agreement.

The affirmative vote of the holders of not less than a majority of the Series #44 East Interests then Outstanding shall be required for:

(a) any amendment to the Agreement (including this Series Designation) that would adversely change the rights of the Series #44 East Interests;

(b) mergers, consolidations or conversions of Series #44 East or the Company; and

(c) all such other matters as the Managing Member, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series #44 East Interests voting as a separate class.

Notwithstanding the foregoing, the separate approval of the holders of Series #44 East Interests shall not be required for any of the other matters specified under Section 12.1.

Splits

There shall be no subdivision of the Series #44 East Interests other than in accordance with Section 3.7.

Other rights

Holders of Series #44 East Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series #44 East Interests.

Officers

There shall initially be no specific officers associated with Series #44 East, although, the Managing Member may appoint Officers of Series #44 East from time to time, in its sole discretion.

Aggregate Ownership Limit

As stated in Section 1.1.

Minimum Interests

One (1) Interest per Member.

Fiscal Year

As stated in Section 8.2.

Information Reporting

As stated in Section 8.1(c).

Termination

As stated in Section 11.1(b).

Liquidation

As stated in Section 11.3.

Amendments to this Exhibit

As stated in Article XII.

EXHIBIT H
Purchase and Sale Agreement

[BROKER]

RECEIPT OF CONDOMINIUM INFORMATION STATEMENT



44 EAST AVE
DOWNTOWN LAKEFRONT LIVING

****

(A) **PURCHASER RECEIVED A CONDOMINIUM INFORMATION STATEMENT FROM THE SELLER BEFORE PURCHASER SIGNED THE AGREEMENT OF SALE AND PURCHASE ATTACHED HERETO.**

(B) **PURCHASER ACKNOWLEDGES SELLER'S RECOMMENDATION THAT PURCHASER READ THE CONDOMINIUM INFORMATION STATEMENT BEFORE SIGNING THE AGREEMENT OF SALE AND PURCHASE ATTACHED HERETO.**

(C) **HAVING RECEIVED THE CONDOMINIUM INFORMATION STATEMENT PRIOR TO SIGNING THE AGREEMENT OF SALE AND PURCHASE ATTACHED HERETO, PURCHASER DOES NOT HAVE A RIGHT OF RESCISSION PURSUANT TO SECTION 82.156(B) OF THE TEXAS UNIFORM CONDOMINIUM ACT.**

PURCHASER:

DocuSigned by:

Signed: ______________________

Printed Name: Compound 44 East, LLC

Date Signed: 1/7/2020

Signed: ______________________

Printed Name: ______________________

Date Signed: ______________________

PURCHASER: ____

SELLER: BS

[BROKER]

44 EAST AVE CONDOMINIUMS
AGREEMENT OF SALE AND PURCHASE: BASIC TERMS

Seller:	**44 EAST AVENUE DEVELOPMENT LLC**, a Delaware limited liability company 401 W 3rd St Austin, TX 78701
Listing Broker*:	Urbanspace® Attn: Kevin Burns Sales Agent: _Kevin Burns_ 801 West 5th Street, Suite 100 Austin, Texas 78703 PH: (512) 457-8884 *The Listing Broker represents Seller only. The Listing Broker does not represent Purchaser.
Purchaser 1:	Compound 44 East, LLC Address: 20 Clinton St. New York NY 10002 Ph: 917 902 9042 Email: manish@getcompound.com
Purchaser 2:	 Address: Ph: Email:
Cooperating Broker: **(if applicable)**	Agent: Kathryn Scarborough Brokerage: Engel & Volkers Austin Broker License Number: 440298/ 483433 Address: 3700 Bee Caves Road Suite 102 Austin Texas 78746 Ph: 5129701355 Office: 5123283939 Email: Kathryn.scarborough@evusa.com
Unit:	Unit _2211_ in 44 East Ave Condominiums, as more particularly described in *Section 1.04* below, referred to herein as the "**Unit**".
Title Company:	Heritage Title Company of Austin, Inc. 401 Congress Avenue, Suite 1500 Austin, Texas 78701 Attn: Mindy Hallford or Amanda Mote Ph: 512-505-5000 email address: condoteam@heritage-title.com
PURCHASE PRICE:	Base Price: $ 570,750 Plus Upgrade Payment (*See Section 3.03*) Equals Purchase Price
Earnest Money (*See Section 2.02*):	**Initial Earnest Money:** $ 10,000 due on the Effective Date of this Agreement **Second Earnest Money:** $18,537 due within thirty (30) days of the Effective Date of this Agreement **Third Earnest Money:** $ 57,075 due on or before March 15, 2020
Method of Purchase	☐ Cash ☒ Financing

4836-7642-0272v.4 59743-6

ii

PURCHASER: *ML*
SELLER: *BS*

(check one):	
Parking Space(s) Number Assigned to Unit:	502_____ *(See Section 1.03)*
Effective Date:	1/13/2020_____ *(To be filled in with date last party signs)*
Use of Unit (check one):	☐ owner occupied ☒ investment

iii

PURCHASER: *ML*
SELLER: *BS*

RESOLUTION OF DISPUTES

PURCHASER ACKNOWLEDGES AND AGREES THAT A CLAIM, FOR THE PURPOSE OF THIS PARAGRAPH, INCLUDES: (1) CLAIMS RELATED TO THE RIGHTS AND/OR DUTIES OF DECLARANT OR THE ASSOCIATION UNDER THE DOCUMENTS OR THE ACT; (2) CLAIMS RELATING TO THE ACTS OR OMISSIONS OF DECLARANT OR THE BOARD DURING ITS CONTROL AND ADMINISTRATION OF THE ASSOCIATION AND/OR REGIME, ANY CLAIM ASSERTED AGAINST THE ARCHITECTURAL REVIEWER, AND ANY CLAIMS ASSERTED AGAINST THE BOARD OR A PERSON SERVING AS A BOARD MEMBER OR OFFICER OF THE ASSOCIATION OR THE ARCHITECTURAL REVIEWER; (3) CLAIMS RELATING TO THE DESIGN OR CONSTRUCTION OF THE UNITS, COMMON ELEMENTS OR ANY IMPROVEMENT LOCATED WITHIN, SERVING OR FORMING A PART OF THE REGIME ESTABLISHED BY THE DECLARATION; AND (4) CLAIMS RELATING TO ANY REPAIR OR ALTERATION OF THE UNITS, COMMON ELEMENTS OR ANY IMPROVEMENT LOCATED WITHIN, SERVING OR FORMING A PART OF THE REGIME, INCLUDING CLAIMS RELATED TO AN ALLEGED FAILURE TO PERFORM REPAIRS OR FOR A BREACH OF WARRANTY. ANY CLAIM MUST BE RESOLVED IN ACCORDANCE WITH THE DISPUTE RESOLUTION PROCEDURES SET FORTH IN THE DECLARATION. PURCHASER UNDERSTANDS AND AGREES THAT SUCH DISPUTE RESOLUTION PROCEDURES ARE A MATERIAL INDUCEMENT TO SELLER'S ENTERING INTO THIS AGREEMENT AND WITHOUT SUCH AGREEMENT, SELLER WOULD NOT HAVE ENTERED INTO AN AGREEMENT TO SELL THE UNIT AT THE PURCHASE PRICE STATED HEREIN. THE DISPUTE RESOLUTION PROCEDURES IN THE DECLARATION REQUIRE BINDING ARBITRATION AND FURTHER REQUIRE THAT CERTAIN STEPS BE TAKEN AS A PRECONDITION TO INSTITUTING BINDING ARBITRATION TO RESOLVE THE CLAIM. THIS PROVISION SHALL SURVIVE THE CLOSING OF THIS TRANSACTION.

PURCHASER

SELLER

[BROKER]

IN WITNESS WHEREOF, this Agreement has been executed as of the Effective Date.

NOTICE

This Agreement is subject to Chapter 27 of the Texas Property Code. The provisions of that chapter may affect your right to recover damages arising from the performance of this Agreement. If you have a complaint concerning a construction defect arising from the performance of this Agreement and that defect has not been corrected after compliance with the limited warranty provided in conjunction with this Agreement, you must provide the notice required by Chapter 27 of the Texas Property Code to the contractor by certified mail, return receipt requested, not later than the 60th day before the date you file suit to recover damages in a court of law or initiate arbitration. The notice must refer to Chapter 27 of the Texas Property Code and must describe the construction defect. If requested by the contractor, you must provide the contractor an opportunity to inspect and cure the defect as provided by Section 27.004 of the Texas Property Code.

SELLER:

44 EAST AVENUE DEVELOPMENT LLC,
a Delaware limited liability company

DocuSigned by:
By: Brad Stein
Printed Name: Brad Stein
Title: Senior Vice President

Date of Execution: 1/13/2020

PURCHASER:

DocuSigned by:
COMPOUND 44 EAST, LLC
C4C6C80EA0884C1...

By: Compound 44 East, LLC
Title: ____________
1/7/2020
Printed Name: ____________

Date of Execution: ____________

v

PURCHASER: [initials]
SELLER: BS

REAL ESTATE BROKERS

(i) Pursuant to (ii) below and the other terms hereof, Cooperating Broker shall earn a commission equal to three percent (3%) of the Base Price (specifically excluding any Upgrade Payment). Listing Broker is representing Seller, and Seller will pay Listing Broker in accordance with a separate commission agreement.

(ii) The real estate commissions identified in (i) above will only be earned if this sale is consummated in accordance with the terms and conditions of this Agreement and Cooperating Broker is licensed by the Texas Real Estate Commission and will be paid, if due, in Travis County, Texas. Seller authorizes the Title Company to pay the commission due to Cooperating Broker under this Agreement from Seller's proceeds at the Closing and such commission shall be shown on the Closing Statement signed by Seller at the Closing.

(iii) Listing Broker and Cooperating Broker are not parties to this Agreement. The joinder of neither Listing Broker nor Cooperating Broker is required to amend or terminate this Agreement. This Agreement will not be amended by Seller and Purchaser to reduce the commission percentage of Cooperating Broker identified in (i) above without the consent of Cooperating Broker. Cooperating Broker waives any and all rights Cooperating Broker may claim under this Agreement or otherwise to enforce any rights or obligations between Seller and Purchaser, including, but not limited to, any claim under this Agreement or otherwise to close the transaction contemplated by the Agreement or to pursue any specific remedy Seller may have hereunder.

COOPERATING BROKER:

Agent Signature: DocuSigned by: Kathryn Scarborough 2B3AFDE944CC402...

Agent Name: Kathryn Scarborough

vi

PURCHASER: DS ML
4836-7642-0272v.4 59743-6
SELLER: DS BS

[BROKER]



11-2-2015

Information About Brokerage Services

Texas law requires all real estate license holders to give the following information about brokerage services to prospective buyers, tenants, sellers and landlords.

TYPES OF REAL ESTATE LICENSE HOLDERS:
- A BROKER is responsible for all brokerage activities, including acts performed by sales agents sponsored by the broker.
- A SALES AGENT must be sponsored by a broker and works with clients on behalf of the broker.

A BROKER'S MINIMUM DUTIES REQUIRED BY LAW (A client is the person or party that the broker represents):
- Put the interests of the client above all others, including the broker's own interests;
- Inform the client of any material information about the property or transaction received by the broker;
- Answer the client's questions and present any offer to or counter-offer from the client; and
- Treat all parties to a real estate transaction honestly and fairly.

A LICENSE HOLDER CAN REPRESENT A PARTY IN A REAL ESTATE TRANSACTION:

AS AGENT FOR OWNER (SELLER/LANDLORD): The broker becomes the property owner's agent through an agreement with the owner, usually in a written listing to sell or property management agreement. An owner's agent must perform the broker's minimum duties above and must inform the owner of any material information about the property or transaction known by the agent, including information disclosed to the agent or subagent by the buyer or buyer's agent.

AS AGENT FOR BUYER/TENANT: The broker becomes the buyer/tenant's agent by agreeing to represent the buyer, usually through a written representation agreement. A buyer's agent must perform the broker's minimum duties above and must inform the buyer of any material information about the property or transaction known by the agent, including information disclosed to the agent by the seller or seller's agent.

AS AGENT FOR BOTH - INTERMEDIARY: To act as an intermediary between the parties the broker must first obtain the written agreement of *each party* to the transaction. The written agreement must state who will pay the broker and, in conspicuous bold or underlined print, set forth the broker's obligations as an intermediary. A broker who acts as an intermediary:
- Must treat all parties to the transaction impartially and fairly;
- May, with the parties' written consent, appoint a different license holder associated with the broker to each party (owner and buyer) to communicate with, provide opinions and advice to, and carry out the instructions of each party to the transaction.
- Must not, unless specifically authorized in writing to do so by the party, disclose:
  - o that the owner will accept a price less than the written asking price;
  - o that the buyer/tenant will pay a price greater than the price submitted in a written offer; and
  - o any confidential information or any other information that a party specifically instructs the broker in writing not to disclose, unless required to do so by law.

AS SUBAGENT: A license holder acts as a subagent when aiding a buyer in a transaction without an agreement to represent the buyer. A subagent can assist the buyer but does not represent the buyer and must place the interests of the owner first.

TO AVOID DISPUTES, ALL AGREEMENTS BETWEEN YOU AND A BROKER SHOULD BE IN WRITING AND CLEARLY ESTABLISH:
- The broker's duties and responsibilities to you, and your obligations under the representation agreement.
- Who will pay the broker for services provided to you, when payment will be made and how the payment will be calculated.

LICENSE HOLDER CONTACT INFORMATION: This notice is being provided for information purposes. It does not create an obligation for you to use the broker's services. Please acknowledge receipt of this notice below and retain a copy for your records.

Urbanspace LLP	9001694	contactus@44eastave.com	512.200.7440
Licensed Broker /Broker Firm Name or Primary Assumed Business Name	License No.	Email	Phone
Kevin Burns	456804	kevin@urbanspacerealtors.com	512.848.8722
Designated Broker of Firm	License No.	Email	Phone
Licensed Supervisor of Sales Agent/ Associate	License No.	Email	Phone
Kevin Burns	456804	kevin@urbanspacerealtors.com	512-848-8722
Sales Agent/Associate's Name	License No.	Email	Phone

1/7/2020   1/13/2020

Buyer/Tenant/Seller/Landlord Initials   Date

Regulated by the Texas Real Estate Commission   Information available at www.trec.texas.gov

IABS 1-0

vii

PURCHASER

SELLER

4836-7642-0272v.4 59743-6

[BROKER]

TITLE COMPANY

Receipt of $_____ constituting the Earnest Money is acknowledged. The Title Company is hereby designated as, and accepts the designation as, the "Reporting Person" pursuant to Section 6045 of the Internal Revenue Code and the regulations promulgated thereunder.

Executed this _____ day of _____, 20 ___.

HERITAGE TITLE COMPANY OF AUSTIN, INC.

By: _____

Printed Name: _____

Title: _____

PURCHASER: _____
SELLER: _____

TABLE OF CONTENTS

Page

I. SALE AND PURCHASE 1
1.01. Purchase and Sale of Unit 1
1.02. Common Elements 1
1.03. Assignment of Parking Space 1
1.04. Condominium Documents 1
1.05. Condominium Information Statement 1
1.06. CHANGES TO CONDOMINIUM INFORMATION STATEMENT 2
1.07. Association Budget 2
1.08. Declarant's Rights 2
1.09. Disclosures 2
1.10. Interstate Land Sales Full Disclosure Act Exemption 2
1.11. Completion of Facilities 2
1.12. Purchaser's Right to Terminate this Agreement Within Fourteen Days of the Effective Date 3

II. CONSIDERATION; EARNEST MONEY; FINANCING 3
2.01. Purchase Price 3
2.02. Earnest Money 3
2.03. Financing Available from Preferred Lenders 4
2.04. Purchaser's Agreement to Obtain Pre-Approval Letter 4
2.05. Purchaser's Agreement to Provide Proof of Funds 4
2.06. Consideration—Agreement Not to Market or Convey 5

III. FLOOR PLAN DEPICTION; SELECTIONS; UPGRADES; CONSTRUCTION MATTERS; CONDEMNATION 5
3.01. Floor Plan Depiction 5
3.02. Selections 5
3.03. Upgrades 6
3.04. Completion 7
3.05. Insulation 7
3.06. Inspection 8
3.07. Condemnation and Casualty 9

IV. TITLE; PLAT AND PLANS 9
4.01. Title Commitment 9
4.02. Plat and Plans 10

V. CLOSING 10
5.01. Closing Date 10
5.02. Closing Disclaimer 10
5.03. Seller's Closing Obligations 11
5.04. Purchaser's Closing Obligations 11
5.05. Closing Costs 12

PURCHASER: [initials]
SELLER: BS

5.06.   Adjustments at the Closing 12

VI. LIMITED WARRANTY 12
6.01.   ASSIGNABLE WARRANTIES 12
6.02.   Disclaimer of Warranties; "As-Is, Where Is"...13

VII. REMEDIES; DISPUTE RESOLUTION..14
7.01.   Seller Default 14
7.02.   Purchaser's Default 14
7.03.   Release of Earnest Money 15

VIII. MISCELLANEOUS PROVISIONS..15
8.01.   Notices 15
8.02.   Subordination 16
8.03.   Governing Law 16
8.04.   Time is of the Essence..16
8.05.   Further Assurances and Corrections 16
8.06.   Assignment 16
8.07.   Entire Agreement...16
8.08.   Counterpart Execution..17
8.09.   Headings; Construction...17
8.10.   Invalid Provisions 17
8.11.   Binding Effect 18
8.12.   Further Acts 18
8.13.   Exhibits..18
8.14.   Attorney's Fees..18
8.15.   Credit Report 18
8.16.   Confidentiality..18
8.17.   Control of Purchaser 18
8.18.   Special Provisions Regarding National Security..19
8.19.   Utility Related Matters 20
8.20.   Leasing...20
8.21.   RELEASE & INDEMNITY FOR CONSTRUCTION HAZARDS....................................20

EXHIBITS

Exhibit "A"	Parking Assignment
Exhibit "B"	Floor Plan Depiction
Exhibit "C"	Special Warranty Deed
Exhibit "D"	Limited Warranty Addendum

PURCHASER:
SELLER:

44 EAST AVE CONDOMINIUMS

AGREEMENT OF SALE AND PURCHASE

THIS AGREEMENT OF SALE AND PURCHASE (this "**Agreement**") is entered into between Seller and Purchaser, and is as follows:

I.
SALE AND PURCHASE

1.01. **Purchase and Sale of Unit.** Seller sells and agrees to convey to Purchaser, and Purchaser purchases from Seller, the Unit for the Purchase Price and subject to the terms specified in this Agreement.

1.02. **Common Elements.** The Unit will be conveyed with an undivided interest in the common elements (the "**Common Elements**"), as identified and allocated to the Unit in the Declaration (each term being defined below), as applicable.

1.03. **Assignment of Parking Space**. Seller has reserved the right under the Declaration (defined below) to assign one or more parking spaces for the exclusive use of the Unit. If parking is being assigned to the Unit (See Basic Terms) then at Closing, Seller will assign the parking space(s) identified in the Basic Terms to the Unit utilizing the form attached hereto as Exhibit "A" (the "**Parking Assignment**").

1.04. **Condominium Documents.** The Unit is located in 44 East Ave Condominiums (the "**Regime**"), a condominium project located in Travis County, Texas, established by the Declaration of Condominium Regime for 44 East Ave Condominiums, recorded as Document No. 2019151977 in the Official Public Records of Travis County, Texas, as amended (collectively, the "**Declaration**"). The Declaration establishes a condominium regime on (i) Lot 1, LAKE VIEW PLAZA, a subdivision in Travis County, Texas, according to the map or plat thereof, recorded in Volume 83, Page(s) 68D of the Plat Records of Travis County, Texas and (ii) Lot Twenty-Two (22) and the South Ten feet (10') of Lot Twenty-One (21), Block "2", BRIDGEVIEW, a subdivision in Travis County, Texas, according to the map or plat thereof, recorded in Volume 1, Page 88 of the Plat Records of Travis County, Texas (collectively, the "**Property**"). The legal description of the Unit is described in the Declaration and on the plat and plans on Exhibit "B" of the Declaration delivered to the Purchaser as part of the Condominium Information Statement described in *Section 1*.05.

1.05. **Condominium Information Statement. PURCHASER ACKNOWLEDGES THAT SELLER HAS PROVIDED TO PURCHASER, PRIOR TO PURCHASER'S EXECUTION OF THIS AGREEMENT, A COPY OF THE PROPOSED CONDOMINIUM INFORMATION STATEMENT FOR THE UNIT, WHICH INCLUDES: (I) THE DECLARATION; (II) THE CERTIFICATE OF FORMATION FOR 44 EAST AVE CONDOMINIUM COMMUNITY, INC., A TEXAS NONPROFIT CORPORATION (THE "ASSOCIATION"); (III) THE BYLAWS OF THE ASSOCIATION; (IV) THE RULES; (V) THE ESTIMATED AND PROJECTED BUDGET OF THE ASSOCIATION; AND (VI) ALL EXHIBITS ATTACHED TO THE CONDOMINIUM INFORMATION STATEMENT OR ANY OF THE AFOREMENTIONED DOCUMENTS (COLLECTIVELY, THE CONDOMINIUM INFORMATION**

PURCHASER:
SELLER: *BS*

STATEMENT AND THE ITEMS LISTED IN (I) THROUGH (VI) ABOVE ARE REFERRED TO HEREIN AS THE "**CONDOMINIUM DOCUMENTS**").

PURCHASER ACKNOWLEDGES SELLER'S RECOMMENDATION THAT PURCHASER READ THE CONDOMINIUM INFORMATION STATEMENT BEFORE SIGNING THIS CONTRACT. Prior to execution of this Agreement, Purchaser has executed a certificate acknowledging Purchaser's receipt of the Condominium Information Statement. At Closing, Seller may again require Purchaser to sign a certificate acknowledging Purchaser's receipt of the Condominium Information Statement.

1.06. **CHANGES TO CONDOMINIUM INFORMATION STATEMENT.** PURCHASER HEREBY ACKNOWLEDGES AND AGREES THAT SELLER HAS THE RIGHT TO MODIFY, CHANGE, REVISE AND AMEND, WITHOUT PURCHASER'S APPROVAL, THE CONDOMINIUM INFORMATION STATEMENT AND ANY OR ALL OF THE CONDOMINIUM DOCUMENTS (OTHER THAN THIS AGREEMENT). IN THE EVENT SELLER AMENDS, MODIFIES, CHANGES, OR REVISES THE CONDOMINIUM INFORMATION STATEMENT OR THE CONDOMINIUM DOCUMENTS PRIOR TO CLOSING AND PROVIDED SUCH AMENDMENT, CHANGE OR MODIFICATION ADVERSELY AFFECTS THE PURCHASER, THEN A COPY OF THE AMENDED, MODIFIED, CHANGED OR REVISED CONDOMINIUM INFORMATION STATEMENT AND/OR CONDOMINIUM DOCUMENTS, AS APPLICABLE, WILL BE DELIVERED TO PURCHASER BEFORE CLOSING.

1.07. **Association Budget**. The budget contained in the Condominium Documents has been prepared in accordance with generally accepted accounting principles and is based upon assumptions that, to the best of Seller's knowledge and belief, are reasonable for the initial year of operation of the Association. Purchaser acknowledges that such budget does not constitute a representation or warranty on the part of Seller. The provisions of the preceding sentence of this *Section 1.07* shall survive the Closing.

1.08. **Declarant's Rights**. Seller has reserved certain rights as the "Declarant" under the Condominium Documents. Purchaser is advised to review the Condominium Documents and Condominium Information Statement carefully for a description of these rights.

1.09. **Disclosures.** Certain disclosures regarding the Unit and the Regime are set forth in Article 20 of the Declaration and are hereby incorporated herein by reference (collectively, the "**Disclosures**"). Purchaser acknowledges that the Disclosures apply to the Unit and Common Elements and that Purchaser has read the Disclosures.

1.10. **Interstate Land Sales Full Disclosure Act Exemption**. House Resolution 2600, passed as Public Law No. 113-167 on September 26, 2014, and effective on March 25, 2015, exempts the Unit from registration under the Interstate Land Sales Full Disclosure Act, 15 USC §1701 et seq. (the "**Act**"), which Purchaser acknowledges and agrees; accordingly, the Unit is not registered under the Act and Purchaser will not receive a Property Report as contemplated thereunder.

1.11. **Completion of Facilities**. Seller shall complete the utilities and recreational facilities described in the Declaration. The completion date for such utilities and recreational facilities is estimated to be on or about June 15, 2024, subject to delays which are the result of events of Force Majeure. "Force

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Majeure", for the purpose of this Agreement, means events beyond Seller's control, including without limitation, impossibility of performance, acts of God, fire or other casualty loss, strikes, boycotts, non-availability of materials or labor for which no substitute of equal quality and price is available, and acts of governmental agencies asserting jurisdiction over the Property.

1.12. **Purchaser's Right to Terminate this Agreement Within Fourteen Days of the Effective Date**. BY WRITTEN NOTICE TO SELLER RECEIVED BY SELLER ON OR BEFORE 5:00 P.M. CENTRAL STANDARD TIME ON THE FOURTEENTH DAY FOLLOWING THE EFFECTIVE DATE, PURCHASER SHALL HAVE THE RIGHT TO TERMINATE AND CANCEL THIS AGREEMENT. IF PURCHASER TIMELY EXERCISES ITS RIGHT TO TERMINATE THIS AGREEMENT PURSUANT TO THIS SECTION, THIS AGREEMENT SHALL BE VOID AND OF NO FURTHER FORCE OR EFFECT. IN THE EVENT OF SUCH TERMINATION, THE TITLE COMPANY SHALL PROMPTLY RETURN TO PURCHASER THE EARNEST MONEY AND THE SELLER SHALL PROMPTLY RETURN ANY UPGRADE PAYMENT PAID BY PURCHASER TO SELLER.

II.
CONSIDERATION; EARNEST MONEY; FINANCING

2.01. **Purchase Price.** The Purchase Price is payable in full at the Closing. Purchaser may obtain financing for all or any portion of the Purchase Price, the remainder, if any, to be paid by Purchaser in cash.

2.02. **Earnest Money.** In order to secure Purchaser's performance under this Agreement, Purchaser has deposited the Initial Earnest Money with the Title Company. Within thirty (30) days of the Effective Date of this Agreement, Purchaser will deposit the Second Earnest Money with the Title Company. On or before March 15, 2020, Purchaser will deposit the Third Earnest Money with the Title Company. The Initial Earnest Money, the Second Earnest Money and the Third Earnest Money are collectively referred to herein as the "**Earnest Money**". The Earnest Money will be applied as a credit against the Purchase Price at Closing or otherwise disbursed to the party entitled thereto in accordance with this Agreement. The Title Company shall be authorized to invest the Earnest Money in an interest bearing account; provided, however, that the Title Company shall invest the Earnest Money only in such manner as will allow the Title Company to disburse the Earnest Money upon not more than 24 hours' notice. Purchaser agrees to look solely to the Title Company for payment of such interest and hereby releases Seller from any liability therefor, and Purchaser further agrees that this provision will survive the termination of this Agreement or the Closing. Purchaser will not be entitled to receive any interest accrued on the Earnest Money while deposited with the Title Company, but all interest accrued thereon will be considered Earnest Money. Purchaser understands that no investment of the Earnest Money shall take place until such time as Purchaser completes and returns the Title Company's W-9 forms to permit such investment. The Title Company will have no liability to Purchaser for unearned interest if Purchaser does not complete the W-9 forms and return them to the Title Company promptly. The Title Company is under no obligation to request the execution of the W-9 forms more than once. All Earnest Money deposited with the Title Company will be deposited into a federally insured and interest bearing account. Failure by Purchaser to deposit the Earnest Money or pay to the Seller the Upgrade Payment within the time and manner required by this Agreement shall give Seller the immediate right to send notice to Purchaser that this Agreement is terminated and null and void, and from and after Purchaser's receipt of such notice, neither Seller nor Purchaser shall have any further rights or obligations under this Agreement, except pursuant to the provisions of this Agreement that expressly survive termination.

2.03. <u>**Financing Available from Preferred Lenders**</u>. **PURCHASER IS UNDER NO OBLIGATION TO PARTICIPATE IN THE PREFERRED LENDER PROGRAM. PARTICIPATION IN THE PREFERRED LENDER PROGRAM IS AT PURCHASER'S SOLE DISCRETION.** Seller has established a preferred lender program which the Purchaser may utilize for third-party financing for the purchase of the Unit at Closing. Seller makes no representation that Purchaser will be able to secure financing from a preferred lender, it being understood by Purchaser that loan availability is determined by the preferred lender, and not the Seller, and is subject to the preferred lender's underwriting guidelines. A current list of preferred lenders participating in the preferred lender program (each being referred to herein as a "**Preferred Lender**") can be found at www.44eastaveaustin.com. **PURCHASER IS UNDER NO OBLIGATION TO UTILIZE THE PREFERRED LENDER PROGRAM OR A PREFERRED LENDER TO FINANCE PURCHASER'S ACQUISITION OF THE UNIT AND PURCHASER HEREBY RELEASES AND WAIVES ANY AND EVERY CLAIM OR CAUSE OF ACTION AGAINST SELLER, ITS AGENTS, EMPLOYEES, REPRESENTATIVES, DIRECTORS AND OFFICERS, RELATING TO OR ARISING OUT OF PURCHASER'S ELECTION TO USE A PREFERRED LENDER. THIS WAIVER AND RELEASE SHALL SURVIVE THE CLOSING.** Notwithstanding any provision in this Agreement to the contrary, Purchaser hereby expressly acknowledges that Purchaser's obligation to consummate the transaction contemplated by this Agreement is not in any way conditioned on Purchaser's ability to obtain financing of the Purchase Price from Preferred Lender or any other lender.

2.04. <u>**Purchaser's Agreement to Obtain Pre-Approval Letter.**</u> Purchaser hereby agrees to contact one of the Preferred Lenders for the purpose of obtaining a pre-approval letter evidencing Purchaser's ability to qualify for a loan to finance Purchaser's acquisition of the Unit (a "**Pre-approval Letter**"). In the event Purchaser fails to provide a Pre-approval Letter to the Seller on or before the expiration of ten (10) days from the Effective Date, Seller shall be entitled to terminate this Agreement by written notice to the Purchaser. In the event Seller elects to terminate this Agreement as a result of Purchaser's failure to provide the Pre-approval Letter as required by this *Section 2.04*, the Title Company shall promptly return to Purchaser the Earnest Money paid by Purchaser and any accrued interest related thereto, Seller shall promptly return any Upgrade Payment paid by Purchaser to Seller and neither party shall have any further rights or obligations hereunder.

2.05. <u>**Purchaser's Agreement to Provide Proof of Funds.**</u> In the event Purchaser has selected cash as the method of purchase pursuant to the Basic Terms, Purchaser hereby agrees to provide to Seller reasonable evidence, which may consist of a copy of bank records or confirmation from a financial institution, that Purchaser will have sufficient funds available to acquire the Unit for the Purchase Price at the Closing. In the event Purchaser fails to provide evidence of sufficient funds as required by the previous sentence on or before the expiration of ten (10) days from the Effective Date, Seller shall be entitled to terminate this Agreement by written notice to the Purchaser. In the event Seller elects to terminate this Agreement as permitted by this *Section 2.05*, the Title Company shall promptly return to Purchaser the Earnest Money paid by Purchaser and any accrued interest related thereto, Seller shall promptly return any Upgrade Payment paid by Purchaser to Seller and neither party shall have any further rights or obligations hereunder.

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2.06.   Consideration—Agreement Not to Market or Convey. For the purpose of this *Section 2.06*, the "Sales Restriction Period" means a period commencing on the Effective Date and ending on the earlier of (i) twelve months after the Closing; or (ii) the date the last of the units created pursuant to the Declaration with the same number of bedrooms as the Unit (e.g., one bedroom, two bedroom or three bedroom residences) is conveyed by Seller to a purchaser. Unless otherwise approved in writing and in advance by Seller, which approval may be withheld in the sole discretion of Seller, Purchaser shall not offer the Unit for sale or advertise or otherwise market or attempt to market the Unit in any way during the Sales Restriction Period. Purchaser acknowledges that Purchaser's agreement to refrain from marketing the Unit for sale during the Sales Restriction Period is additional and valuable consideration and a material inducement for Seller's agreement to sell and convey the Unit to Purchaser pursuant to this Agreement. Purchaser acknowledges and agrees that breach of the foregoing covenant by Purchaser during the Sales Restriction Period shall be considered a default by Purchaser under the terms and provisions of this Agreement, if such default occurs prior to the Closing or earlier termination of this Agreement. Further, Purchaser acknowledges that Purchaser's right to sell the Unit after the Closing is restricted during the Sales Restriction Period, as provided in the Declaration. The provisions of this *Section 2.06* shall survive the Closing and Purchaser agrees that the breach of the covenant set forth above after the Closing but during the Sales Restriction Period shall entitle Seller to exercise any remedy available at law or in equity against Purchaser.

III.
FLOOR PLAN DEPICTION; SELECTIONS; UPGRADES; CONSTRUCTION MATTERS; CONDEMNATION

3.01.   Floor Plan Depiction. The floor plan depiction of the Unit is attached as Exhibit "B" (the "**Floor Plan Depiction**"). The Floor Plan Depiction is intended to be illustrative of the Unit layout. Purchaser acknowledges that the Floor Plan Depiction, including room layouts and the configuration and location of appliances, cabinets, closets, plumbing facilities, and other improvements shown within the Unit are subject to change. It is understood and agreed that Seller is not building the Unit to the precise specifications or designs of the Floor Plan Depiction.

3.02.   Selections. Seller will provide to Purchaser the finish selections (the "**Selections**"), a selection form (the "**Selection Form**"), and a date before which the Selections have to be selected by the Purchaser (the "**Selection Date**"). Purchaser acknowledges that the descriptions set forth on the Selection Form are intended to be illustrative of the type and quality of such Selections, but the actual Selections may vary in instances from such descriptions due to manufacturing and installation variances and availability. Purchaser acknowledges that Seller may, from time to time, substitute such other equipment, appliances, finishes, materials, or systems utilized for the Selections, from those specified or contemplated on the Selection Form, provided that the quality of any substituted equipment, appliances, finishes or materials is substantially equal to or better than that originally indicated on the Selection Form as of the Effective Date, as reasonably determined by Seller. It is understood and agreed that Seller is not installing or building the Selections to the precise specifications or designs of any model residence, marketing display, Seller's marketing materials or to the specifications of Purchaser. Any model residence, marketing display or Seller's marketing or other materials are displayed for illustrative purposes only and shall not constitute an agreement or commitment on the part of Seller to deliver the Selections in exact accordance with any such model residence, marketing display, Seller's marketing or

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other materials or to the specifications of Purchaser. Consultation with Purchaser with respect to the Selections to be built shall not, in any case, be deemed a waiver of Seller's rights or disclaimers under this *Section 3.02*. None of the items of furnishings shown in any model residence, display boards or renderings are included in this Agreement or the Unit unless Seller specifically agrees in writing to deliver the same as part of the Purchase Price by completion of the Selection Form. The Unit is being sold unfurnished and will contain only the appliances and equipment installed at the time of the inspection of the Unit by Purchaser and Seller.

If the Selection Form is incomplete on the Selection Date, **<u>Seller may make any and all Selections on behalf of Purchaser</u>**. Purchaser is advised to carefully review the Selection Form to ensure the form is complete prior to the Selection Date. Seller shall have no obligation to complete the Selection Form on behalf of Purchaser. If Purchaser chooses to make changes to the Selections and Seller consents thereto, then Seller shall not be held liable for any delays as a result thereof in completing the Unit and any such delay shall be deemed to be an event of Force Majeure.

3.03. <u>**Upgrades**</u>. Seller may, but shall have no obligation, to offer upgrade options (the "**Upgrades**") to the Unit. Upgrades, if offered by the Seller and selected by the Purchaser, will increase the Purchase Price of the Unit and will require that Purchaser remit directly to Seller 100% of the cost of the Upgrades (the "**Upgrade Payment**"). If Seller elects to offer Upgrades to the Unit, Seller will provide to Purchaser an upgrade form (the "**Upgrade Form**") and a date before which the Upgrades have to be selected by the Purchaser (the "**Upgrade Selection Date**"). Purchaser acknowledges that the descriptions set forth in the Upgrade Form are intended to be illustrative of the type and quality of such Upgrades, but the actual Upgrades may vary in instances from such descriptions due to manufacturing and installation variances and availability. Purchaser acknowledges that Seller may, from time to time, substitute such other equipment, appliances, finishes, materials, or systems utilized for the Upgrades, from those specified or contemplated in the Upgrade Form, or referred to by Seller or any sales agent or in any marketing or other Seller materials, provided that the quality of any substituted equipment, appliances, finishes or materials is substantially equal to or better than that originally indicated on the Upgrade Form as of the Effective Date, as reasonably determined by Seller. It is understood and agreed that Seller is not installing or building the Upgrades to the precise specifications or designs of any model residence, marketing display, Seller's marketing materials or to the specifications of Purchaser. Any model residence, marketing display or Seller's marketing or other materials are displayed for illustrative purposes only and shall not constitute an agreement or commitment on the part of Seller to deliver the Upgrades in exact accordance with any such model residence, marketing display, Seller's marketing or other materials or to the specifications of Purchaser. Consultation with Purchaser with respect to the Upgrades to be built shall not, in any case, be deemed a waiver of Seller's rights or disclaimers under this *Section 3.03*.

If Purchaser desires to incorporate Upgrades into the Unit, Purchaser will be required to complete and return the Upgrade Form and the Upgrade Payment to Seller on or before the Upgrade Selection Date**.** To the extent paid by Purchaser in accordance with this Section, the Upgrade Payment will be credited against the amount of the Purchase Price payable by Purchaser at the Closing, but shall not be refundable to Purchaser for any reason except in the event of a Seller default under the terms and provisions of this Agreement or a termination of this Agreement in accordance with *Section 1.12*, *2.04*, *2.05*, or *3.06***.** If Purchaser chooses to make changes to the standard materials for an Upgrade and Seller

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consents thereto, then Seller shall not be held liable for any delays as a result thereof in completing the Unit and any such delay shall be deemed to be an event of Force Majeure.

3.04. <u>Completion.</u> Seller will be responsible for obtaining a Temporary or Final Certificate of Occupancy for the Unit prior to Closing. Purchaser acknowledges and accepts that the interior dimensions and area of the Unit and the Parking Space(s) and, if applicable, storage space(s), as represented or reflected in any marketing or other Seller materials are approximate and that construction-related variances could occur. In addition, the final street address and unit numbering of the Unit could change from that reflected in Seller's marketing and other materials and the Plans and Specifications may change. The Purchase Price shall not be subject to any adjustment based upon any such changes, and Seller shall not be liable to Purchaser as a result thereof. Construction of the Unit shall be deemed to have been satisfactorily and fully performed on the date when the Unit and the Parking Space(s) are ready for occupancy by Purchaser, as determined by Seller's architect, which date shall not be prior to the date the Unit may be occupied for residential purposes. Purchaser acknowledges that, as of the Closing Date, construction of the Property (other than the Unit and the Parking Space(s)) may not be complete. Purchaser acknowledges that the Unit is under construction and the Plans and Specifications and the Marketing Materials are subject to change from time to time. Purchaser acknowledges that Seller may make modifications to the equipment, appliances, fixtures, finishes, materials or systems utilized in the construction of the Units and the Common Elements from those specified or contemplated on the plans and specifications for the improvements that will comprise the Unit, Common Elements and the Property (the "**Plans and Specifications**"), or referred to by Seller, Listing Broker or any sales agent or in any project website, marketing, or other Seller materials (the "**Marketing Materials**"), provided that the quality of the modified equipment, appliances, fixtures, finishes, materials or systems is substantially equal to or better than that originally indicated on the Plans and Specifications or the Marketing Materials as of the Effective Date, as reasonably determined by Seller. It is understood and agreed that Seller is not installing or building the Unit, Common Elements, or any improvements within the Property to the precise specifications or designs of the Plans and Specifications, the Marketing Materials, any model residence, marketing display or to the specifications of Purchaser. Any model residence, Plans and Specifications or Marketing Materials are displayed for illustrative purposes only and shall not constitute an agreement or commitment on the part of Seller to deliver the Unit, Common Elements or any improvements within the Property in exact accordance therewith. Consultation with Purchaser with respect to the Unit, Common Elements or any other improvements within the Property to be built shall not, in any case, be deemed a waiver of Seller's rights or disclaimers under this *Section 3.04*.

3.05. <u>Insulation</u>. Insulation information is as set forth below:

(i) THE GLAZED EXTERIOR WALLS OF IMPROVED LIVING AREAS CONSIST OF A GLASS WINDOW WALL. THE THROUGH WALL R-VALUE SHALL NOT BE LESS THAN R-2.20.

(ii) THE NON-GLAZED EXTERIOR WALLS OF IMPROVED LIVING AREAS CONSIST OF AN OPAQUE WALL ASSEMBLY. THE THROUGH WALL R-VALUE SHALL NOT BE LESS THAN R-25.

(iii)   THE PARTY WALLS SHALL BE INSULATED WITH 2 LAYERS OF 3 ½ MIN INCH ACOUSTICAL BATT INSULATION. THE THROUGH WALL R-VALUE SHALL NOT BE LESS THAN R-13 (ALTHOUGH THIS WILL VARY AND MAY BE HIGHER OR LOWER IN CERTAIN PLACES DUE TO PENETRATIONS. CERTAIN PENETRATIONS WILL REQUIRE REMOVAL OF ONE OF THE TWO LAYERS OF INSULATION).

(iv)   THE CORRIDOR WALLS WILL BE INSULATED WITH 1 LAYER OF 5 ½ MIN INCH ACOUSTICAL BATT INSULATION. THE THROUGH WALL R-VALUE SHALL NOT BE LESS THAN R-13 (ALTHOUGH THIS WILL VARY AND MAY BE HIGHER OR LOWER IN CERTAIN PLACES DUE TO PENETRATIONS. CERTAIN PENETRATIONS WILL REQUIRE REMOVAL OF ONE OF THE TWO LAYERS OF INSULATION).

(v)   THE MID-FLOORS WILL BE INSULATED IN THE CEILING PLENUM AT AREAS WITH EXTERIOR EXPOSURES WITH INSULATION WITH R-VALUE NOT LESS THAN R-8. (NOTWITHSTANDING THE FOREGOING, 2" OF MONOGLASS SPRAY THERMAL INSULATION WILL BE INSTALLED AT LEVEL 37. THIS IS ATYPICAL AND INSULATION IS USUALLY GREATER; HOWEVER, R-8 IS THE MIN.)

(vi)   THE CEILINGS IN IMPROVED LIVING AREAS OF THE TOP FLOOR (ROOF) ONLY SHALL BE INSULATED WITH NO LESS THAN THE REQUIRED THICKNESS OF POLYISOCYANURATE TO ACHIEVE an R-VALUE OF 25. THE CEILING R-VALUE SHALL NOT BE LESS THAN 15.

(vii)   (R-VALUE MEANS RESISTANCE TO HEAT FLOW; THE HIGHER THE R-VALUE, THE GREATER THE INSULATING POWER.)

THE INSULATION INFORMATION WAS FURNISHED TO SELLER BY THE INSTALLER AND/OR MANUFACTURER OF THE INSULATION AND IF THERE IS A CHANGE OF THE INSULATION INFORMATION, SELLER WILL FURNISH TO PURCHASER A WRITTEN STATEMENT OF SUCH INFORMATION.

3.06.   **Inspection.** At least three (3) days prior to Closing, Seller will notify Purchaser of the date and time of the inspection of the Unit (the "**Inspection Date**"). The inspection will occur between 8:00 am and 5:00 pm on a weekday. On the Inspection Date, Purchaser and Seller or a representative of Seller will inspect the Unit and complete and execute a pre-closing orientation checklist on Seller's prescribed form (the "**Pre-Closing Checklist**"). All items listed on the Pre-Closing Checklist must be agreed upon by Purchaser and Seller (the "**Agreed Punch List Items**"). Any Agreed Punch List Items which are incomplete at Closing will not constitute a default under the terms and provisions of this Agreement, delay Closing, or entitle Purchaser to withhold any portion of the Purchase Price at the

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Closing. Purchaser acknowledges that Seller will make reasonable and good faith efforts to complete all Agreed Punch List Items within ninety (90) days after Closing, subject to an extension for Force Majeure. <u>Seller's obligation to complete the Agreed Punch List Items will expressly survive Closing</u>. Purchaser acknowledges that Purchaser's failure to attend the scheduled inspection will constitute Purchaser's acceptance of the condition of the Unit as of the date of the inspection and Seller shall not be obligated to schedule another inspection prior to Closing.

3.07. **Condemnation and Casualty**. If all or a substantial part of the Property has been taken by or is threatened with condemnation or been damaged or destroyed after the Effective Date of this Agreement but before the Closing, Seller may prior to the Closing: (i) terminate this Agreement pursuant to this *Section 3.07*; or (ii) elect to repair such damage so long as such damage may be repaired in a period not to exceed one hundred and eighty (180) days from the occurrence thereof, including extensions for Force Majeure, as reasonably determined by Seller. Seller shall give Purchaser notice within thirty (30) days following such damage, destruction or taking (or threat of taking) by condemnation, of Seller's election to either terminate or repair such damage and the Closing Date shall be extended to a date designated by written notice from Seller to Purchaser, which notice must be given at least ten (10) days prior to Closing. If Seller does not elect to repair such damage, or if such repairs cannot be completed within said one hundred and eighty (180) day period, including extensions for Force Majeure, or if Seller fails to complete such repairs within such period, then Purchaser may elect to terminate this Agreement by sending written notice of such termination to Seller. In the event of a termination pursuant to this *Section 3.07*, the Earnest Money and any Upgrade Payment made by Purchaser to Seller shall be refunded to Purchaser. Upon the Closing, all risk of loss for damage to the Unit shall be assumed by Purchaser and such assumption of loss shall survive the Closing.


IV.
TITLE; PLAT AND PLANS


4.01. **Title Commitment**. Purchaser acknowledges that within ten (10) days after the Effective Date, the Title Company will deliver a commitment (the "**Title Commitment**") from the Title Company to issue an Owner's Policy of Title Insurance on standard form policy T-1R (the "**Title Policy**"). Other than the Permitted Exceptions, Purchaser may object in writing to defects, exceptions or encumbrances to title disclosed in the Title Commitment within three (3) business days after Purchaser receives the Title Commitment. Purchaser's failure to object within the time allowed will constitute a waiver of Purchaser's right to object and Purchaser will be deemed to have accepted and approved the condition of title (other than Schedule C items), including the Permitted Exceptions. In the event that Purchaser objects in writing to defects, exceptions or encumbrances to title disclosed in the Title Commitment other than the Permitted Exceptions within three (3) business days after Purchaser receives the Title Commitment, the Seller may, but shall have no obligation, to cure the objections within ten (10) days after Seller receives written notice of the objections from Purchaser. If Seller elects not to cure Purchaser's objections, Purchaser may terminate this Agreement on or before three (3) days after Seller's election not to cure Purchaser's objections. If Purchaser terminates this Agreement on or before three (3) days after Seller's election not to cure Purchaser's objections, the Seller shall promptly return to Purchaser the Earnest Money and any Upgrade Payment paid by Purchaser, and neither party shall have any further rights or obligations hereunder. "Permitted Exceptions" shall mean: (a) the terms, provisions, and easements set forth in the Declaration and any other restrictive covenants of record affecting the Property; (b) the real

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estate taxes for the year in which the Closing occurs (prorated to the Closing Date) and subsequent years; (c) the existing building and zoning ordinances and platting requirements; (d) liens created by Purchaser as security for the Purchase Price; (e) any other covenants, restrictions, conditions, reservations, exceptions, easements and other matters shown on Schedule B to the Title Commitment affecting the Property; (f) the utility easements and other matters shown on the map or plat affecting the Property; (g) the standard printed exceptions on the Title Policy to be issued by the Title Company; and (h) any other exception or encumbrance that does not materially affect the use and enjoyment of the Property for residential living purposes.

4.02. **Plat and Plans.** Purchaser acknowledges that Seller has provided to Purchaser a copy of the Condominium Information Statement which includes, among other things, the plat and plans (the "**Plat and Plans**") pertaining to the Unit. Any additional survey of the Unit will be the sole obligation of Purchaser, will be done at Purchaser's sole cost and expense, and will in no event delay Closing. Purchaser acknowledges that the square footage of the Unit may be measured different ways for different purposes, such as for conveyance purposes, tax purposes, appraisal purposes, sales purposes, and for purposes of carpeting and paint. The legal boundaries of the Unit for purposes of conveyance may be different from the area which may be used for actual living purposes or as calculated for appraisal or any other purpose. For example, portions of the Unit could include areas not otherwise accessible by the Purchaser or apparent from a visual inspection of the Unit, e.g., portions of walls (structural or otherwise) may be included within the legal boundaries of the Unit. The legal boundaries of the Unit are measured using horizontal (upper and lower) and vertical (parametrical, or side-to-side) boundaries established by the Declaration. The Plat and Plans attached to the Condominium Information Statement are based on construction plans and may differ from the legal boundaries of the Unit actually constructed by Seller. Purchaser has, or will have had prior to Closing, the opportunity to inspect the Unit, and upon acquiring the Unit, Purchaser hereby expressly waives any claim or demand against Seller, the Listing Broker, or any third party for any difference, shortage or discrepancy between the actual physical and accessible area of the Unit as constructed and the legal boundaries of the Unit as determined by the Declaration and depicted on the final Plat and Plans.

V.
CLOSING

5.01. **Closing Date.** The closing of the transaction contemplated by this Agreement is referred to herein as the "**Closing**", and the date on which the closing occurs is referred to as the "**Closing Date**". At such time as the Unit may be occupied for residential purposes, Seller will provide a written closing notice to the Purchaser (the "**Closing Notice**"). The actual date and time of Closing shall be determined by Seller and the Title Company.

5.02. **Closing Disclaimer**. It is difficult to estimate a Closing Date for the Unit due to numerous factors outside of Seller's control. All representations of completion or closing dates are estimates that are subject to change. For that reason, the Closing Date is based on events rather than calendar dates. Seller is not liable to Purchaser for expenses or lost opportunities relating to or resulting from delays in completing the Unit or scheduling the Closing Date. **PURCHASER IS ADVISED TO WAIT FOR CONFIRMATION OF CLOSING DATE FROM THE SELLER BEFORE SCHEDULING A MOVE INTO THE UNIT.**

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5.03. __Seller's Closing Obligations.__ At the Closing, Seller will, at Seller's sole cost and expense:

    (i)   deliver to Purchaser a special warranty deed substantially in form and substance as set forth on <u>Exhibit "C"</u> attached hereto (the "**Deed**"), executed and acknowledged by Seller conveying to Purchaser good and indefeasible title in fee simple to the Unit, all free and clear of any and all liens, encumbrances, conditions, easements, assessments, reservations and restrictions, except for the Permitted Exceptions.

    (ii)   cause to be delivered to Purchaser, promptly after the Closing in accordance with the usual practice of the Title Company, the Title Policy. The Title Policy shall be issued by the Title Company in the amount of the Purchase Price and shall insure in Purchaser good and indefeasible title in fee simple to the Unit, subject to the Permitted Exceptions. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THE DEED DELIVERED TO PURCHASER AT THE CLOSING, PURCHASER HEREBY RELEASES AND WAIVES ANY AND EVERY CLAIM OR CAUSE OF ACTION AGAINST SELLER, ITS AGENTS, EMPLOYEES, REPRESENTATIVES, DIRECTORS AND OFFICERS, RELATING TO OR ARISING OUT OF TITLE TO THE UNIT (INCLUDING ALL IMPLIED WARRANTIES), AND PURCHASER HEREBY AGREES TO PROCEED SOLELY AND EXCLUSIVELY AGAINST THE TITLE COMPANY IN THE EVENT OF ANY SUCH CLAIM. THIS WAIVER AND RELEASE SHALL SURVIVE THE CLOSING;

    (iii)   if applicable, assign the Parking Space(s) identified in the Basic Terms for the exclusive use of the Unit using the Parking Assignment;

    (iv)   deliver to Purchaser a copy of the limited warranty, attached hereto as <u>Exhibit "D"</u> (the "**Limited Warranty**"); and

    (v)   execute and deliver all other documents reasonably required by the Title Company to complete the Closing.

5.04. __Purchaser's Closing Obligations.__ At the Closing, Purchaser will, at Purchaser's sole cost and expense:

    (i)   pay the Purchase Price in accordance with the terms and provisions of this Agreement in cash, in funds immediately available in Austin, Texas, by wire transfer to an account designated by the Title Company;

    (ii)   deliver to Seller a copy of the Limited Warranty executed by Purchaser;

    (iii)   deliver such evidence of Purchaser's authority to act hereunder as the Seller and the Title Company may reasonably require for Closing; and

(iv)   execute and deliver all other documents reasonably required by the Title Company to complete the Closing.

5.05.   **Closing Costs.** Unless otherwise expressly provided for in this Agreement all of the Closing costs and expenses shall be paid by Purchaser, including all costs of Purchaser's financing, if any, and a Closing document preparation fee payable to Seller equal to $450.00. Seller shall pay one half of the escrow fee, the cost of preparation of any release of lien (including filing fees for such release), Seller's own attorney's fees, if any, and other costs or expenses directly and expressly incurred by Seller. Additionally, if Purchaser uses a Preferred Lender to finance the acquisition of the Unit or uses cash funds to acquire the Unit, Seller hereby agrees to pay the basic premium for the Title Policy (not including the amendment of the survey exception or any other endorsement to the Title Policy). Otherwise all costs associated with the Title Policy shall be paid by the Purchaser. **PURCHASER IS ADVISED THAT PURCHASER MAY CHOOSE THE TITLE COMPANY THAT WILL ISSUE THE TITLE POLICY IN THE EVENT PURCHASER IS REQUIRED TO PAY ALL OF THE BASIC PREMIUM FOR THE TITLE POLICY.**

5.06.   **Adjustments at the Closing**. Ad valorem taxes and assessments for the Unit for the calendar year in which the Closing occurs shall be prorated between Seller and Purchaser as of the Closing Date, with the amount due on and after the Closing Date attributable to Purchaser. If actual ad valorem taxes for the Unit for the year in which the Closing occurs are not available at the Closing, proration of taxes shall be made on the basis reasonably determined by Seller, with a subsequent cash adjustment of such proration to be made between Seller and Purchaser, if necessary, when actual tax figures become available. This subsequent adjustment provision shall survive the Closing. At the Closing, Purchaser shall also pay: (i) an amount equal to three (3) months of the estimated monthly assessments applicable to the Unit as a working capital contribution payable to the Association which will not be applied as a credit against assessments otherwise due and payable by Purchaser under the Declaration; and (ii) an amount equal to two (2) months of the estimated monthly assessments applicable to the Unit and a prorated amount of the estimated monthly assessments if the Closing occurs in a partial month which will be applied as a credit against the estimated monthly assessments otherwise due and payable by Purchaser under the Declaration.


VI.
LIMITED WARRANTY


6.01.   **ASSIGNABLE WARRANTIES.** AT CLOSING, SELLER WILL ASSIGN TO PURCHASER ALL ASSIGNABLE MANUFACTURER WARRANTIES ON EQUIPMENT AND CONSUMER PRODUCTS INCORPORATED INTO THE IMPROVEMENTS, SUCH AS REFRIGERATORS, RANGES, DISHWASHERS, AND OTHER APPLIANCES OR EQUIPMENT. SELLER MAKES NO WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, CONCERNING THE EQUIPMENT OR CONSUMER PRODUCTS AND EXPRESSLY DISCLAIMS ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS OF USE FOR A PARTICULAR PURPOSE, AND ANY OTHER WARRANTIES TO THE FULLEST EXTENT PERMITTED BY STATE OR FEDERAL LAW. PURCHASER UNDERSTANDS THAT THE WARRANTY PERIOD IS DEFINED IN EACH WARRANTY AND SHALL BEGIN TO RUN FROM A DATE WHICH MAY BE A DIFFERENT DATE THAN THE DATE OF CLOSING.

6.02.   Disclaimer of Warranties; "As-Is, Where Is". Purchaser hereby acknowledges and agrees that: (i) to the extent permitted by law, and (ii) except for Seller's express written representations, warranties and covenants as may be expressly set forth in this Agreement, and the documents delivered to Purchaser at Closing, including but not limited to the warranty of title to be contained in the Deed and the Limited Warranty, the sale of the Unit and Common Elements appurtenant thereto shall be "AS IS", "WHERE IS" without representation or warranty, express or implied and with all faults. Without limiting the foregoing, Seller has not made, does not make, and specifically disclaims any and all representations, warranties, promises, covenants, agreements, or guaranties of any kind or character whatsoever, whether express or implied, oral or written, past, present, or future, of, as to, concerning or with respect to the Unit, Common Elements, the Plans and Specifications, the Selections, Upgrades, or any other improvements within the Property, including but not limited to all implied warranties of fitness for a particular purpose, merchantability and habitability, all warranties imposed by statute, and all other implied or express warranties of any kind or character. Without limiting the generality of the foregoing, Seller hereby disclaims any and all express or implied warranties as to design, construction, view, sound and/or odor transmission, furnishing and equipping of the Unit, Common Elements, the Plans and Specifications, the Selections, Upgrades, or any other improvements within the Property, and the existence of molds, mildew, spores, fungi and/or other toxins within the Unit, Common Elements, the Plans and Specifications, the Selections, Upgrades or any other improvements within the Property. Seller has not given and Purchaser has not relied on or bargained for any such warranties. Purchaser further acknowledges that Purchaser has or will have the right to conduct its own independent examination of the Unit, Common Elements, the Plans and Specifications, the Selections, Upgrades, or any other improvements within the Property and is relying on that examination to satisfy itself as to the condition and status of the Unit, Common Elements, the Plans and Specifications, the Selections, Upgrades or any other improvements within the Property. Purchaser has not relied upon any representation of any person on behalf of or purported to be on behalf of Seller.

As to any warranty which cannot be disclaimed entirely, all secondary, incidental and consequential damages are specifically excluded and disclaimed (claims for such secondary, incidental and consequential damages being unavailable in the case of implied warranties which are disclaimed entirely above).

Purchaser acknowledges and agrees that Seller does not guarantee, warrant or otherwise assure, and expressly disclaims, any right to a view from the Unit or Common Elements, and/or natural light being available to the Unit.

Further, given the climate and humid conditions in Austin, Texas, molds, mildew, spores, fungi and/or other toxins may exist and/or develop within the Unit and Common Elements. Purchaser is hereby advised that certain molds, mildew, spores, fungi and/or other toxins may be, or if allowed to remain for a sufficient period may become, toxic and potentially pose a health risk. Purchaser shall be deemed to have assumed the risks associated with molds, mildew, spores, fungi and/or other toxins and to have released Seller from any and all liability resulting from same.

This *Section 6.02* will survive the termination of this Agreement and the Closing.

PURCHASER
SELLER

VII.
REMEDIES; DISPUTE RESOLUTION

7.01.　　<u>Seller Default.</u> In the event Seller fails or refuses to comply with Seller's obligations under this Agreement, then Purchaser must provide Seller with written notice of such default ("**Seller Default Notice**"). The Seller Default Notice must include a description of the default being alleged by Purchaser. Seller will have seven (7) days from receipt of the Seller Default Notice to cure any default specified therein, provided that in the case where such default cannot with due diligence be cured within such seven (7) day period, the Seller shall not be in default under this Agreement if Seller proceeds within such seven (7) day period to cure such default with all due diligence. If Seller fails, refuses, or is unable to cure the specified default within such period identified above, Purchaser may: (i) terminate this Agreement by written notice to Seller whereupon the Earnest Money and Upgrade Payment (if any) will be returned to Purchaser within three (3) business days; or (ii) enforce specific performance of this Agreement against the Seller, provided Purchaser provides Seller with written notice of Purchaser's election to enforce specific performance within sixty (60) days after expiration of the seven (7) day cure period set forth herein. Notwithstanding anything contained in this Agreement to the contrary, if Seller fails to comply with Seller's obligations under *Section 1.11* of this Agreement, Purchaser's sole and exclusive remedy will be to enforce specific performance of this Agreement against the Seller. Purchaser must bring a suit for specific performance on or before two (2) years and one (1) day from the date Purchaser's cause of action accrues. Upon termination of this Agreement, neither Seller nor Purchaser will have any further rights or obligations hereunder. Purchaser's rights under this *Section 7.01* are Purchaser's sole and exclusive remedies in the event Seller fails or refuses to comply with Seller's obligations under this Agreement. If Purchaser elects to terminate this Agreement as Purchaser's sole and exclusive remedy under this Agreement, Seller and Purchaser agree that the damages incurred by Purchaser from a Seller default are difficult to ascertain and that the Earnest Money and Upgrade Payment represents a fair and reasonable estimate of those damages. The receipt by Purchaser of the Earnest Money and Upgrade Payment is not intended as a penalty. The liquidated damages specified in this *Section 7.01* shall be retained by Purchaser in lieu of all other damages, claims and remedies to which Purchaser may be entitled pursuant to this Agreement. This *Section 7.01* shall survive the termination of this Agreement.

7.02.　　<u>Purchaser's Default.</u> In the event Purchaser fails or refuses to comply with Purchaser's obligations under this Agreement, then Seller must provide Purchaser with written notice of such default ("**Purchaser Default Notice**"). The Purchaser Default Notice must include a description of the default being alleged by Seller. Purchaser will have seven (7) days from receipt of the Purchaser Default Notice to cure any default specified therein. If Purchaser fails, refuses, or is unable to cure the specified default within such seven (7) day period, Seller may: (i) terminate this Agreement by written notice to Purchaser whereupon the Earnest Money will be immediately paid to the Seller; or (ii) enforce specific performance of this Agreement against the Purchaser. Upon termination of this Agreement neither Seller nor Purchaser will have any further rights or obligations hereunder. Seller's rights under this *Section 7.02* are Seller's sole and exclusive remedies in the event Purchaser fails or refuses to comply with Purchaser's obligations under this Agreement. If Seller elects to terminate this Agreement as Seller's sole and exclusive remedy under this Agreement, Seller and Purchaser agree that the damages incurred by Seller from a Purchaser default are difficult to ascertain and that the Earnest Money (and retention of the Upgrade Payment, if any) represents a fair and reasonable estimate of those damages. The receipt by

Seller of the Earnest Money (and retention of the Upgrade Payment, if any) is not intended as a penalty. The liquidated damages specified in this *Section 7.02* shall be retained by Seller in lieu of all other damages, claims and remedies to which Seller may be entitled pursuant to this Agreement. This *Section 7.02* shall survive the termination of this Agreement.

7.03. **Release of Earnest Money.** If either Purchaser or Seller becomes entitled to the Earnest Money as a result of a default under the terms and provisions of this Agreement, Purchaser, Seller or the Title Company may send a written release of the Earnest Money to the other parties, and each of the other parties shall execute a counterpart of the release and deliver the executed release of the Earnest Money to the Title Company. If either Purchaser or Seller fails to execute the release of the Earnest Money then the other party may make a written demand to the Title Company for payment of the Earnest Money. If Purchaser or Seller individually makes such written demand for the Earnest Money, the Title Company shall promptly provide a copy of the demand to the non-demanding party. If the Title Company does not receive a written objection to the demand from the non-demanding party within fifteen (15) days, the Title Company may disburse the Earnest Money to the party making demand. If the Title Company complies with the provisions of this *Section 7.03*, Purchaser and Seller shall each release the Title Company from all claims related to the disbursement of the Earnest Money hereunder. Notwithstanding the foregoing procedures, if Seller becomes entitled to the Earnest Money as a result of a Purchaser default under the terms and provisions of this Agreement, Seller may alternatively provide to the Title Company an affidavit or written certification signed by an authorized representative of the Seller which affidavit or certification states that Purchaser is in default after Seller has provided the Purchaser Default Notice and expiration of the cure period set forth in *Section 7.02*. Upon receipt of the affidavit or written certification described in the previous sentence, the Title Company will immediately release the Earnest Money to the Seller. If the Title Company complies with the provisions of this *Section 7.03*, Purchaser and Seller shall each release the Title Company from all claims related to the disbursement of the Earnest Money hereunder. This *Section 7.03* shall survive the termination of this Agreement.

VIII.
MISCELLANEOUS PROVISIONS

8.01. **Notices**. All notices, demands, requests and other communications required or permitted hereunder shall be in writing and shall be deemed to be delivered when actually received or, if earlier and regardless of whether actually received, two (2) days following deposit in a regularly maintained receptacle for the United States mail, registered or certified, postage fully prepaid, addressed to the addressee. Notice may additionally be provided by electronic mail transmission so long as a copy of such notice is promptly forwarded by one of the other means described above and the electronic mail notice shall be deemed delivered when actually received. In addition, and notwithstanding any provision in this *Section 8.01* to the contrary, Seller or Seller's representative may provide the Closing Notice pursuant to *Section 5.01* and the notification of the Inspection Date pursuant to *Section 3.06* by electronic mail transmission and Seller is not required to provide such notices by mail. The Closing Notice and the notification of the Inspection Date provided by electronic mail transmission shall be deemed received by Purchaser on the date and time sent by Seller. The proper addresses and electronic mail addresses for Seller and Purchaser are as provided in the Basic Terms of this Agreement. Each party to this Agreement shall have the right to change its address hereunder to any other location within the continental United States by the giving of thirty (30) days' notice to the other party in the manner set forth herein.

15

PURCHASER: _____

SELLER: _____

8.02. __Subordination__. Purchaser agrees that all the rights of Purchaser pursuant to the terms and conditions of this Agreement are and shall be subject and subordinate to the lien of any mortgage now existing or hereafter made to finance the acquisition of the real property described in the Declaration and the cost of construction and other costs during construction of the improvements thereon and to any and all advances made thereon and to any and all sums which may become a lien pursuant to the terms of such mortgage or any other agreement relating to the acquisition of such real property and construction of such improvements, including cost of services provided incidental to such construction. The subordination of Purchaser's rights as herein provided shall be self-operating and no further instrument of subordination shall be required. In confirmation of such subordination, Purchaser agrees to promptly execute and deliver any instrument that the holder of any mortgage as above described or its successors in interest may require to evidence such subordination, and Seller agrees that any liens referenced in this *Section 8.02* shall be released with respect to the Unit at or prior to the Closing. If any holder of any mortgage, its designee or another lender (collectively, "**New Owner**") forecloses on, accepts a deed-in-lieu of foreclosure with respect to or otherwise becomes the owner of the Unit, Purchaser agrees to recognize any New Owner that assumes this Agreement in its entirety as "Seller" hereunder, comply with, observe and perform all of Purchaser's obligations hereunder and accept conveyance of the Unit by New Owner pursuant hereto. This *Section 8.02* shall survive the Closing.

8.03. __Governing Law__. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS (WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW) APPLICABLE TO A CONTRACT EXECUTED AND PERFORMABLE IN SUCH STATE. Venue for any action hereunder shall be in Travis County, Texas.

8.04. __Time is of the Essence__. With respect to all provisions of this Agreement, time is of the essence. Notwithstanding the foregoing, if the last day of any time period stated herein shall fall on a Saturday, Sunday or a bank holiday, then the duration of such time period shall be extended so that it shall end on the next succeeding day which is not a Saturday, Sunday or a bank holiday.

8.05. __Further Assurances and Corrections.__ From time to time at the request of Seller, Purchaser will promptly correct any defect, error or omission that may be discovered in the contents of this Agreement or in the execution or acknowledgement thereof.

8.06. __Assignment__. Purchaser shall not have the right to assign, transfer, pledge, mortgage or encumber this Agreement or its rights contained in this Agreement without Seller's prior written consent and any purported attempt to do so shall constitute a default by Purchaser under the terms and provisions of this Agreement. Without the consent of or notice to Purchaser, Seller shall have the right to assign, transfer, pledge, mortgage or encumber this Agreement or its rights and obligations contained in this Agreement and, if the assignee assumes the obligations of Seller under this Agreement, Seller shall be automatically released and shall have no further obligations under this Agreement or any documents delivered pursuant to this Agreement. This provision shall survive the termination of this Agreement and the Closing.

8.07. __Entire Agreement__. THIS AGREEMENT (INCLUDING ALL EXHIBITS AND ADDENDA ATTACHED HERETO AND/OR EXECUTED BY THE PARTIES CONTEMPORANEOUSLY

HEREWITH) EMBODIES AND CONSTITUTES THE ENTIRE UNDERSTANDING BETWEEN THE PARTIES WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREIN AND ALL PRIOR OR CONTEMPORANEOUS AGREEMENTS, UNDERSTANDINGS, REPRESENTATIONS AND STATEMENTS (ORAL OR WRITTEN) ARE MERGED INTO THIS AGREEMENT. NEITHER THIS AGREEMENT NOR ANY PROVISION HEREOF MAY BE WAIVED, MODIFIED, AMENDED, DISCHARGED OR TERMINATED EXCEPT BY AN INSTRUMENT IN WRITING SIGNED BY THE PARTY AGAINST WHOM THE ENFORCEMENT OF SUCH WAIVER, MODIFICATION, AMENDMENT, DISCHARGE OR TERMINATION IS SOUGHT AND THEN ONLY TO THE EXTENT SET FORTH IN SUCH INSTRUMENT. NO BROKER, SALESMAN, EMPLOYEE OR AGENT OF SELLER HAS AUTHORITY TO MODIFY THE TERMS HEREIN NOR ANY AUTHORITY WHATSOEVER TO MAKE ANY REFERENCE, REPRESENTATION OR AGREEMENT NOT CONTAINED IN THIS AGREEMENT AND NO REFERENCE, REPRESENTATION OR AGREEMENT NOT CONTAINED HEREIN SHALL BE BINDING UPON SELLER OR IN ANY WAY AFFECT THE VALIDITY OF THIS AGREEMENT OR FORM ANY PART HEREOF. PURCHASER ACKNOWLEDGES THAT NO REPRESENTATIONS HAVE BEEN MADE BY SELLER, ANY BROKER, ITS AGENTS OR EMPLOYEES OR IN ANY MARKETING OR OTHER MATERIALS IN ORDER TO INDUCE PURCHASER TO ENTER INTO THIS AGREEMENT, OTHER THAN AS EXPRESSLY STATED HEREIN. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, PURCHASER ACKNOWLEDGES THAT NEITHER SELLER, ANY BROKER, NOR ITS AGENTS OR EMPLOYEES HAVE (I) MADE ANY REPRESENTATION OR STATEMENT TO PURCHASER OF THE INVESTMENT POTENTIAL OR RESALE AT ANY FUTURE DATE, AT A PROFIT OR OTHERWISE, OF THE UNIT; (II) RENDERED ANY ADVICE OR EXPRESSED ANY OPINIONS TO PURCHASER REGARDING ANY TAX CONSEQUENCES OF OWNERSHIP OF THE UNIT OR APPURTENANT COMMON ELEMENTS OR (III) MADE ANY STATEMENT OR REPRESENTATION NOT SET FORTH IN THIS AGREEMENT, INCLUDING ANY STATEMENT OR REPRESENTATION AS TO THE VIEWS FROM THE UNIT NOT BEING IMPACTED IN THE FUTURE. PURCHASER ACKNOWLEDGES THAT PURCHASER HAS READ AND UNDERSTANDS EACH AND EVERY PART OF THIS AGREEMENT. THE PROVISIONS OF THIS *SECTION 8.07* SHALL SURVIVE THE TERMINATION OF THIS AGREEMENT AND THE CLOSING.

8.08. **Counterpart Execution**. This Agreement may be executed in several counterparts, each of which shall be fully effective as an original and all of which together shall constitute one and the same instrument. An electronic signature of Purchaser or Seller shall be the same as an original signature for all purposes hereunder.

8.09. **Headings; Construction**. The headings that have been used throughout this Agreement have been inserted for convenience or reference only and shall not be used for the purpose of interpreting this Agreement. The words "herein", "hereof", "hereunder" and other similar compounds of the word "here" when used in this Agreement shall refer to this entire Agreement and not to any particular provision or section. The word "including" shall be deemed to be followed by the words "but not limited to."

8.10. **Invalid Provisions**. If any one or more of the provisions of this Agreement or the applicability of any such provision to a specific situation shall be held invalid or unenforceable, such provision shall be modified to the minimum extent necessary to make it or its application valid and

PURCHASER

SELLER

enforceable and the validity and enforceability of all other provisions of this Agreement and all other applications of any such provision shall not be affected thereby.

8.11. **Binding Effect**. This Agreement shall be binding upon and inure to the benefit of Seller and Purchaser and their respective heirs, personal representatives, successors and permitted assigns. Except as expressly provided herein, nothing in this Agreement is intended to confer on any person other than the parties hereto and their respective heirs, personal representatives, successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

8.12. **Further Acts**. In addition to the acts recited in this Agreement to be performed by Seller and Purchaser, Seller and Purchaser agree to perform or cause to be performed at the Closing or after the Closing any and all such further acts as may be reasonably necessary to consummate the transactions contemplated hereby.

8.13. **Exhibits**. All Exhibits attached hereto are made a part hereof for all purposes the same as if set forth herein verbatim, it being expressly understood that if any Exhibit attached hereto which is to be executed and delivered at the Closing contains blanks, the same shall be completed in accordance with the terms and provisions contained herein and as contemplated herein prior to or at the time of execution and delivery thereof.

8.14. **Attorney's Fees**. If it shall be necessary for either Purchaser or Seller to employ an attorney to enforce its rights pursuant to this Agreement, the defaulting party shall reimburse the non-defaulting party for reasonable attorney's fees and costs. The provisions of this *Section 8.14* shall survive the termination of this Agreement and the Closing.

8.15. **Credit Report**. PURCHASER AUTHORIZES SELLER TO ORDER, OBTAIN AND REVIEW A CREDIT REPORT RELATING TO PURCHASER.

8.16. **Confidentiality**. Purchaser will not disclose the Purchase Price for the Unit or the terms of this Agreement during the Sales Restriction Period without Seller's prior written consent, which consent may be withheld by Seller for any reason whatsoever. The provisions of this *Section 8.16* shall survive any termination of this Agreement and Closing, but such survival shall terminate upon the expiration of the Sales Restriction Period.

8.17. **Control of Purchaser**. **[THIS SECTION IS NOT APPLICABLE TO ANY PURCHASER WHO IS AN INDIVIDUAL (i.e., a natural person)]**.

As of the date hereof, Compound Asset Management, Inc. (the "**Beneficial Owner**") is in Control (as defined below) of Purchaser. Purchaser shall not permit any transfer of a direct or indirect interest in Purchaser to any person if such transfer would result in the Beneficial Owner no longer having Control of Purchaser without first obtaining the prior written approval of Seller. Any attempted transfer of a direct or indirect interest in Purchaser that would result in the Beneficial Owner no longer having Control of Purchaser without first obtaining the prior written approval of Seller shall constitute a default by Purchaser under this Agreement. The provisions of this *Section 8.17* shall survive Closing, but such survival shall terminate upon the expiration of the Sales Restriction Period.

PURCHASER:

SELLER:

For purposes of this Agreement, "<u>Control</u>" or any derivation thereof, means the possession, directly or indirectly, of the right, power, and authority to direct or cause the direction of the acts and activities of Purchaser pursuant to the terms and provisions of this Agreement and to otherwise discharge Purchaser's obligations under this Agreement. During the term of this Agreement all acts of Purchaser related to and pursuant to the terms and provisions of this Agreement shall be by and through the Beneficial Owner only.

8.18. <u>**Special Provisions Regarding National Security**</u>. Purchaser hereby represents and warrants to Seller that neither Purchaser, nor any of its beneficial owners or affiliated entities is a "Prohibited Person" (as hereinafter defined) with whom a "U.S. Person" (as hereinafter defined) is prohibited from transacting business of the type contemplated by this Agreement, whether such prohibition arises under U.S. law, regulation, executive orders or the "Lists" (as hereinafter defined). Purchaser further represents and warrants to Seller that neither Purchaser, nor any of its beneficial owners or affiliated entities (i) is under investigation by any governmental authority for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist related activities, any crimes which in the U.S. would be predicate crimes to money laundering, or any violation of any "Anti-Money Laundering Laws" (as hereinafter defined); (ii) has been assessed civil or criminal penalties under any Anti-Money Laundering Laws; or (iii) has had any of its funds seized or forfeited in any action under any Anti-Money Laundering Laws. Purchaser further represents and warrants to Seller that Purchaser is in compliance with any and all applicable provisions of the "Patriot Act" (as hereinafter defined). Purchaser represents and warrants that it has taken such measures as are required by law to ensure that the funds used to pay the Purchase Price, the Earnest Money and the Upgrade Payment, if any, are derived from permissible sources and transactions that do not violate U.S. law and, to the extent such funds originate outside the U.S., do not violate the laws of the jurisdiction in which they originated. If Purchaser obtains knowledge that Purchaser, or any of its beneficial owners or affiliated entities, or the employees of any such parties, becomes listed on the Lists or is indicted, arraigned, or custodially detained on charges involving Anti-Money Laundering Laws, then Purchaser shall immediately notify the other party upon receipt of knowledge of such events.

"**Prohibited Person**" means an entity, organization or individual that has been designated by U.S. law, executive order or sanction regulations of OFAC as an entity, organization or individual with whom U.S. Persons may not transact business or must limit their interactions to those approved by OFAC. A "**U.S. Person**" is a citizen of the United States of America, an entity organized under the laws of the United States of America, its territories or any of the several states, or any entity having its principal place of business within the United States of America or any of its territories. "**List**" means any list published by OFAC (including those executive orders and lists published by OFAC with respect to Prohibited Persons), including the Specially Designated Nationals and Blocked Persons list. "**OFAC**" is the Office of Foreign Assets Control, U.S. Department of the Treasury. "**Anti-Money Laundering Laws**" shall mean laws, regulations and sanctions, state and federal, criminal and civil, that (a) limit the use of and/or seek the forfeiture of proceeds from illegal transactions; (b) limit commercial transactions with designated countries or individuals believed to be terrorists, narcotics dealers or otherwise engaged in activities contrary to the interests of the United States; or (c) are designed to disrupt the flow of funds to

terrorist organizations. Such laws, regulations and sanctions shall be deemed to include the USA PATRIOT Act of 2001, Pub. L. No. 107-56 (the "**Patriot Act**"), the Bank Secrecy Act, 31 U.S.C. Section 5311 et. seq., the Trading with the Enemy Act, 50 U.S.C. App. Section 1 et. seq., and the sanction regulations promulgated by OFAC pursuant thereto, as well as laws relating to prevention and detection of money laundering in 18 U.S.C. Sections 1956 and 1957.

8.19. **Utility Related Matters**. Purchaser shall be responsible, at Purchaser's sole cost and expense, for all utility deposits and account transfer fees incurred in connection with the delivery of utility services to the Unit. In addition, Purchaser will also be responsible, at Purchaser's sole cost and expense, for all inspection fees and other governmental fees or charges of any kind or nature associated with Purchaser's ownership of the Unit after Closing. Purchaser understands and hereby acknowledges that Seller will retain all reimbursements from any utility service provider to the extent such reimbursements relate to improvements within the Property constructed by Seller.

8.20. **Leasing**. Purchaser acknowledges and agrees that the Declaration contains restrictions on leasing units, including a limit on the number of units that may be leased and requiring a leasing permit to permissibly lease a unit. Purchaser intends to occupy the Unit AND will not be requesting a leasing permit at Closing unless Purchaser selected 'investment' as Purchaser's 'Use of the Unit' in the Basic Terms of this Agreement.

8.21. **RELEASE & INDEMNITY FOR CONSTRUCTION HAZARDS**. Purchaser acknowledges that potential safety and health hazards may be present during construction on the Property and agrees that Purchaser's entry on to the construction site is at Purchaser's own risk. PURCHASER RELEASES, INDEMNIFIES, AND HOLDS SELLER HARMLESS FROM ALL CLAIMS, DEMANDS, OR CAUSES OF ACTION ARISING IN FAVOR OF PURCHASER OR ANY THIRD PARTY AFFILIATED WITH PURCHASER ON ACCOUNT OF BODILY INJURY, DEATH, OR DAMAGE TO PROPERTY IN ANY WAY OCCURRING OR INCIDENT TO THE CONSTRUCTION CONDITION OF THE PROPERTY. PURCHASER GRANTS THIS RELEASE AND INDEMNITY TO SELLER REGARDLESS OF WHETHER SELLER OR ITS AGENTS OR EMPLOYEES ARE PARTLY OR SOLELY NEGLIGENT. This provision survives Closing or termination of this Agreement.

20

PURCHASER: DS ML
SELLER: DS BS

4836-7642-0272v.4 59743-6

<u>EXHIBIT "A"</u>

<u>SIGNED AT CLOSING</u>

<u>PARKING ASSIGNMENT</u>



<u>AFTER RECORDING RETURN TO</u>:
ROBERT D. BURTON, ESQ.
WINSTEAD PC
401 CONGRESS AVE., SUITE 2100
AUSTIN, TEXAS 78701

ASSIGNMENT OF PARKING
44 EAST AVE CONDOMINIUMS

A Residential Condominium Located in Travis County, Texas

DECLARANT: 44 EAST AVENUE DEVELOPMENT LLC, a Delaware limited liability company

Cross Reference to <u>Declaration of Condominium Regime for 44 East Ave Condominiums,</u> recorded as Document No.______________________in the Official Public Records of Travis County, Texas, as may be amended from time to time.

4836-7642-0272v.4 59743-6

PURCHASER: DS
SELLER: DS BS

PARKING ASSIGNMENT – EXHIBIT "A"

PARKING ASSIGNMENT
44 EAST AVE CONDOMINIUMS

This Parking Assignment is made by **44 EAST AVENUE DEVELOPMENT LLC,** a Delaware limited liability company ("**Declarant**"), and is as follows:

A. Declarant previously executed that certain Declaration of Condominium Regime for 44 East Ave Condominiums (the "**Regime**") recorded as Document No._________________, in the Official Public Records of Travis County, Texas, as may be amended from time to time (collectively, the "**Declaration**").

B. In accordance with *Section 3.14* of the Declaration, Declarant reserved the right to designate and assign portions of the "Common Elements" (as defined in the Declaration) as parking for the exclusive use of any owner of a condominium unit within the Regime.

C. Declarant hereby designates the parking space(s) identified as_____ on the Plat and Plans in the Declaration for the exclusive use of Unit (the "**Unit**") within the Regime.

D. This assignment may not be terminated or modified without the consent of the Declarant during the Development Period, the Association, and the owner of the Unit.

E. Use of the parking space(s) is subject to rules and regulations adopted from time to time by the Association.

F. Terms used but not defined in this instrument shall have the meaning ascribed to such terms in the Declaration.

[SIGNATURE PAGE AND ACKNOWLEDGEMENT FOLLOW]

4836-7642-0272v.4 59743-6

PURCHASER: DS [initials]
SELLER: DS BS

PARKING ASSIGNMENT – EXHIBIT "A"

EXECUTED to be effective on the______day of_____________, 20____.

DECLARANT:

44 EAST AVENUE DEVELOPMENT LLC, a Delaware limited liability company

By:____
Printed Name: ______________________________
Title: ______________________________________

THE STATE OF TEXAS §
§
COUNTY OF__________§

This instrument was acknowledged before me this_____day of__________________, 20____, by ____________________, the________________________of 44 EAST AVENUE DEVELOPMENT LLC, a Delaware limited liability company, on behalf of such limited liability company.

(SEAL)

____
Notary Public Signature

4836-7642-0272v.4 59743-6

PURCHASER: DS
SELLER: BS

PARKING ASSIGNMENT – EXHIBIT "A"

EXHIBIT "B"

FLOOR PLAN DEPICTION

[ATTACHED]

PURCHASER: ____
SELLER: BS

FLOOR PLAN DEPICTION – EXHIBIT "B"

EXHIBIT "C"

SIGNED UPON CLOSING

NOTICE OF CONFIDENTIALITY RIGHTS: IF YOU ARE A NATURAL PERSON, YOU MAY REMOVE OR STRIKE ANY OR ALL OF THE FOLLOWING INFORMATION FROM ANY INSTRUMENT THAT TRANSFERS AN INTEREST IN REAL PROPERTY BEFORE IT IS FILED FOR RECORD IN THE PUBLIC RECORDS: YOUR SOCIAL SECURITY NUMBER OR YOUR DRIVER'S LICENSE NUMBER

Special Warranty Deed

STATE OF TEXAS	§	
	§	KNOW ALL MEN BY THESE PRESENTS THAT:
COUNTY OF TRAVIS	§	

THAT, 44 EAST AVENUE DEVELOPMENT LLC, a Delaware limited liability company ("Grantor"), the owner of Unit____of 44 East Ave Condominiums, a condominium regime (the "Residence"), created under and pursuant to that certain Declaration of Condominium Regime for 44 East Ave Condominiums recorded as Document No._____in the Official Public Records of Travis County, Texas, for and in consideration of good and valuable consideration paid by _____, a_____(whether one or more, "Grantee"), the receipt and sufficiency of which are hereby acknowledged and confessed, subject to the exceptions, liens, encumbrances, terms and provisions hereinafter set forth and described, has GRANTED, BARGAINED, SOLD and CONVEYED and by these presents does hereby GRANT, BARGAIN, SELL and CONVEY unto Grantee the property, situated in Travis County, Texas, and being described in Exhibit "A" attached hereto and incorporated herein by reference for all purposes, together with an undivided interest, appurtenant to the Residence, in and to the Common Elements (as defined on Exhibit "A" attached hereto).

TOGETHER WITH, all and singular, the rights, benefits, privileges, easements, tenements, hereditaments, appurtenances and interests thereon or in anywise appertaining thereto and with all improvements located thereon (said land, rights, benefits, privileges, easements, tenements, hereditaments, appurtenances, improvements and interests being hereinafter referred to as the "Subject Property").

This conveyance is made subject and subordinate to the encumbrances and exceptions ("Permitted Exceptions") described in Exhibit "A-1", attached hereto and incorporated herein by reference for all purposes, but only to the extent they affect or relate to the Subject Property and without limitation or expansion of the scope of the special warranty herein contained.

TO HAVE AND TO HOLD the Subject Property, subject to the Permitted Exceptions as aforesaid, unto Grantee and Grantee's heirs, executors, administrators, personal representatives, successors and assigns forever; and Grantor does hereby bind Grantor and Grantor's heirs, executors, administrators, personal representatives, successors and assigns to WARRANT and FOREVER DEFEND, all and singular, the Subject Property, subject to the Permitted Exceptions, unto Grantee and Grantee's heirs,

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PURCHASER:_____

SELLER:_____

executors, administrators, personal representatives, successors and assigns, against every person whomsoever lawfully claiming or to claim the same or any part thereof by, through or under Grantor, but not otherwise.

Grantee, by its acceptance hereof, does hereby assume and agree to pay any and all ad valorem taxes and special assessments pertaining to the Subject Property for the current calendar year and all subsequent years; there having been a proper proration of ad valorem taxes for the current calendar year between Grantor and Grantee.

EXCEPT AS SPECIFICALLY PROVIDED IN THIS DEED, THE CONDOMINIUM INFORMATION STATEMENT AND THE LIMITED WARRANTY PROVIDED IN CONNECTION HEREWITH, GRANTOR MAKES NO REPRESENTATIONS OR WARRANTIES IN CONNECTION WITH THE SUBJECT PROPERTY. BY ACCEPTANCE OF THIS DEED, GRANTEE ACKNOWLEDGES AND AGREES THAT GRANTEE IS ACQUIRING THE SUBJECT PROPERTY "AS IS" AND "WHERE IS," AND THAT, TO THE EXTENT ALLOWED BY APPLICABLE LAW, GRANTOR HAS DISCLAIMED ANY AND ALL OTHER WARRANTIES, BOTH EXPRESS AND IMPLIED, SPECIFICALLY INCLUDING, WITHOUT LIMITATION, THE WARRANTIES OF MERCHANTABILITY, HABITABILITY, AND FITNESS FOR A PARTICULAR USE OR PURPOSE.

[*Signature Page Follows*]

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PURCHASER: ML

SELLER: BS

SPECIAL WARRANTY DEED – EXHIBIT "C"

EXECUTED as of the _____ day of _____, 20__.

DECLARANT:

44 EAST AVENUE DEVELOPMENT LLC, a Delaware limited liability company

By: _____

Printed Name: _____

Title: _____

THE STATE OF TEXAS §
                        §
COUNTY OF_____§

This instrument was acknowledged before me this _____ day of _____, 20____, by _____, the _____ of 44 EAST AVENUE DEVELOPMENT LLC, a Delaware limited liability company, on behalf of such limited liability company.

(SEAL)

_____
Notary Public Signature

PURCHASER:

SELLER:

SPECIAL WARRANTY DEED – EXHIBIT "C"

GRANTEE'S ADDRESS FOR TAX NOTICES:

____

____

Unit____, ______________________________________

____

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PURCHASER: ____

SELLER: BS

SPECIAL WARRANTY DEED – EXHIBIT "C"

EXHIBIT "A" TO SPECIAL WARRANTY DEED

Property Description

The Subject Property consists of Unit________of 44 East Ave Condominiums, a Condominium Regime in Travis County Texas, created pursuant to that certain Declaration of Condominium Regime for 44 East Ave Condominiums recorded as Document No. ______________________, of the Official Public Records of Travis County, Texas, as amended from time to time (collectively, the "Declaration"), together with an undivided interest in the Common Elements (as defined in the Declaration) appurtenant thereto.

Exhibit "A" to Special Warranty Deed – Page 1

DS BS DS

EXHIBIT "A-1" TO SPECIAL WARRANTY DEED

Permitted Exceptions

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EXHIBIT "D"

SIGNED UPON CLOSING

LIMITED WARRANTY RECEIPT AND ASSIGNMENT OF MANUFACTURER'S WARRANTIES

Purchaser: ______________________________

Closing Date:____________________, _____

Unit Number:__________(the "Residence")

Purchaser acknowledges receipt of the Limited Warranty attached as Attachment 1. Purchaser further acknowledges that, pursuant to the Limited Warranty, Seller hereby assigns to Purchaser all manufacturer warranties covering Consumer Products (as such term is used and defined by the Federal Trade Commission) that are covered by the Magnuson-Moss Warranty Act when sold as part of the Residence.

Purchaser has conducted a pre-closing orientation of the Residence, the appliances, and additional installations, fixtures and features of the Residence, and has completed a pre-closing checklist. The pre-closing orientation was conducted by Purchaser with representatives of Seller. Purchaser accepts the Residence, the appliances, and additional installations, fixtures and features of the Residence, subject to completion of the punch-list items agreed by Seller and identified in the pre-closing checklist, in their present state, including acceptance of the brand, type, model, color, finish, dimensions, features, and installation location or placement.

EXECUTED and delivered as of the date of the last signature below.

PURCHASER:

____
Purchaser 1's Signature

Printed Name:___________________________
Date of Execution:_______________________

____
Purchaser 2's Signature

Printed Name:___________________________
Date of Execution:_______________________

PURCHASER: [initials]
SELLER: BS

LIMITED WARRANTY – EXHIBIT "D"

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SELLER:

44 EAST AVENUE DEVELOPMENT LLC,
a Delaware limited liability company

By:
Printed Name:
Title:

THE STATE OF TEXAS   §
                          §
COUNTY OF _____   §

        This instrument was acknowledged before me this day of
_____, 20___, by _____, the _____ of 44
EAST AVENUE DEVELOPMENT LLC, a Delaware limited liability company, on behalf
of such limited liability company.

(SEAL)
                                _____
                                Notary Public Signature

4836-7642-0272v.4 59743-6   PURCHASER:
                                                             SELLER: BS

ATTACHMENT 1

Unit: _____

LIMITED WARRANTY ADDENDUM

This limited warranty ("**Limited Warranty**") constitutes the sole and only warranty regarding the labor and materials used in the construction of above-described Unit (collectively, the "**Subject Property**") pursuant to the provisions of that certain Agreement of Sale and Purchase between Purchaser and Seller.

Seller warrants that all construction and materials incorporated in and made a part of the Subject Property shall remain free from material defect in workmanship and quality for a period of <u>one (1) year</u> from the date of Closing. A "material defect" means a defect that either fails to conform to the latest version of the plans and specifications for the Subject Property as of the date of this Limited Warranty or fails to conform to the standard of quality of construction of residential condominiums prevalent in Travis County, Texas as of the date of this Limited Warranty. Purchaser must give Seller written notice of any material defect within ten (10) days after Purchaser's discovery of the defect; provided, in any event that such notice must be given prior to expiration of this Limited Warranty. Any such notice shall be addressed to Seller at the address set forth below or such other address for notice furnished to Purchaser in writing. Purchaser's sole remedy (in lieu of all remedies implied by law or otherwise) against Seller in connection with such material defects shall be to require Seller to correct the defect in material or workmanship. Seller shall determine, in Seller's sole discretion, whether any material defect covered by this Limited Warranty shall be repaired or replaced.

Consumer Products (as such term is used and defined by the Federal Trade Commission) that are covered by the Magnuson-Moss Warranty Act when sold as part of a home are EXCLUDED from this Limited Warranty. Such Consumer Products are covered solely to the extent of any manufacturers' and/or suppliers' warranties. Seller hereby assigns to Purchaser all manufacturer warranties covering such Consumer Products used in the Unit and transferred to Purchaser by virtue of Purchaser's purchase of the Unit. Purchaser's sole remedy for the malfunction or defect in materials or workmanship of equipment or appliances installed in the Subject Property by Seller or its agents or subcontractors ("**Installers**"), are specifically limited to the warranty provided by the manufacturer of such equipment or appliance, unless such claimed defect is or was caused by installation by Installers, in which event, this Limited Warranty applies. For purposes of illustration and not by way of limitation, such appliances and equipment include the following: refrigerators, freezers, ice makers, microwave ovens, conventional ovens, range tops, dishwashers, garbage disposals, trash compactors, clothes washers and dryers, heating and air conditioning units, hot water heaters, garage door openers, intercom systems, security systems and audio and video equipment.

This Limited Warranty gives Purchaser specific legal rights and Purchaser may also have other rights under Texas law.

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PURCHASER: _____
SELLER: _BS_

The following are limitations to or exceptions from the warranty:

A.   All claims under this warranty MUST BE MADE IN WRITING and delivered to Seller prior to expiration of this Limited Warranty. The written notice must identify the nature of the defect, the date the defect first occurred, the loss or damage claimed, the times that the Seller may have access to the Subject Property to inspect the loss or damage and, if necessary, take corrective action.

Purchaser must:

1)   Contact Seller, or its representatives, in the most expeditious manner possible;

2)   Do everything reasonably within the Purchaser's power to mitigate any damage being caused by the problem;

3)   Mitigation must be accomplished with prudence and with due regard for relative costs. Seller shall only bear those Purchaser-incurred costs that are reasonable and competitive in the opinion of Seller.

B.   Seller must be given reasonable time to correct defects to allow subcontractors and vendors to correct defects. Purchaser acknowledges that work and materials originally supplied through subcontractors and vendors may be warranted to Seller by the subcontractors and vendors. Service by these third parties is not one hundred percent (100%) under the control of Seller and may not always be as prompt as desired by Purchaser or Seller.

C.   No wood items (other than doors, windows, wood cabinets and countertops) are guaranteed against warping, splitting, shrinking or other characteristics known to be common to wood at this particular locale and climate.

D.   Cosmetic cracks in sheetrock, wood trim, caulking, stucco, or tile grout joints caused by the normal drying out and settling of construction are not covered under this warranty. Cosmetic cracks or separation in the surface of ceramic tile installed directly on to the concrete foundation or wood floor or concrete on metal decking caused by normal expansion and contraction of the foundation and framing are not covered under this warranty. Exposed concrete is not warranted against cosmetic cracking or variations in color.

E.   All items which were contracted for directly by Purchaser, whether administered by Seller or not, are NOT warranted by Seller. This exclusion includes modifications or changes to the original construction.

F.   Any item which is a change order to the standard specifications but are performed at cost, without profit or at minimal charge as an accommodation to Purchaser, carry no warranty by Seller.

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PURCHASER:

SELLER: BS

G. This Limited Warranty is personal to Purchaser and may not be assigned. No assignment shall be permitted without the prior written consent of Seller.

The introduction of excessive water into the Subject Property will invalidate this limited warranty. Normal settling of the Subject Property within tolerances generally acceptable under the building standards in effect for the geographic area in which the Subject Property is situated will not be deemed a violation of this limited warranty.

FOR BREACH OF THIS LIMITED WARRANTY, DAMAGES INCURRED BY PURCHASER ARE LIMITED TO THE LESSER OF THE COST TO REPAIR OR REPLACE THE DEFECTIVE ITEM OR THE DECREASE IN THE MARKET VALUE OF THE ITEM AFFECTED BECAUSE OF THE DEFECT. IN NO CASE SHALL SELLER BE LIABLE TO PURCHASER FOR PUNITIVE, INCIDENTAL, SPECULATIVE OR CONSEQUENTIAL DAMAGES AS A RESULT OF ANY BREACH OF THIS LIMITED WARRANTY.

SELLER DISCLAIMS ALL OTHER WARRANTIES, WRITTEN OR ORAL, EXPRESS OR IMPLIED (OTHER THAN THE WARRANTY OF TITLE SET FORTH IN THE DEED FOR THE UNIT), INCLUDING WARRANTIES OF MERCHANTABILITY AND WARRANTIES OF FITNESS FOR A PARTICULAR USE, REGARDING THE IMPROVEMENTS, FIXTURES, EQUIPMENT, MATERIALS, OR OTHER PROPERTY LOCATED ON OR BEING A PART OF THE REAL PROPERTY SOLD TO PURCHASER PURSUANT TO THE PURCHASE AND SALE AGREEMENT. NO SAMPLE OR MODEL HAS BEEN MADE PART OF THE BASIS OF THE BARGAIN OR HAS CREATED OR AMOUNTED TO AN EXPRESS WARRANTY THAT THE WHOLE OF THE GOODS WOULD CONFORM TO ANY SUCH SAMPLE OR MODEL.

PURCHASER, BY SIGNING THIS LIMITED WARRANTY, WAIVES ANY CLAIM OR CAUSE OF ACTION AGAINST SELLER AND ANY CONTRACTORS OR VENDORS HIRED BY SELLER UNDER ANY THEORY OF IMPLIED WARRANTY OF GOOD AND WORKMANLIKE CONSTRUCTION AND THAT ANY SUCH IMPLIED WARRANTY, TO THE EXTENT IT EXISTS IN TEXAS, IS EXPRESSLY REPLACED BY THE TERMS OF THIS LIMITED WARRANTY.

SELLER SPECIFICALLY DISCLAIMS, AND PURCHASER SPECIFICALLY WAIVES AND RELEASES SELLER AND ANY CONTRACTORS OR VENDOR HIRED BY SELLER FROM, ANY CLAIMS OR LIABILITY FOR INCIDENTAL, SPECIAL, INDIRECT, OR CONSEQUENTIAL DAMAGES TO ANY PERSON OR REAL OR PERSONAL PROPERTY, INCLUDING THE REAL PROPERTY UNDERLYING THE REGIME, RESULTING FROM A DEFECT OR FLAW IN ANY CONSTRUCTION OR MATERIALS.

SELLER MAKES NO REPRESENTATION OR WARRANTY CONCERNING ANY GEOLOGICAL OR ENVIRONMENTAL MATTERS AND SPECIFICALLY EXCLUDES GEOLOGICAL AND ENVIRONMENTAL MATTERS FROM THIS LIMITED WARRANTY.

PURCHASER HEREBY ACKNOWLEDGES AND ACCEPTS SUCH DISCLAIMERS AND WAIVES ANY AND ALL RIGHTS PURCHASER MAY HAVE BY VIRTUE OF THE REPRESENTATIONS AND WARRANTIES DISCLAIMED. EXCEPT AS OTHERWISE

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PURCHASER:

SELLER: _BS_

PROVIDED IN THIS LIMITED WARRANTY, PURCHASER ASSUMES THE RISK OF DAMAGE OCCURRING ON OR IN THE SUBJECT PROPERTY AFTER THE CLOSING, REGARDLESS OF THE CAUSE.

*NOTE: This Limited Warranty has been prepared to comply with the disclosure requirements of the federal Magnuson-Moss Warranty - Federal Trade Improvement Act (15 U.S.C. § 2301, as amended).

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PURCHASER:

SELLER: BS